    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 9, 1998

                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            EVOLVING SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                     7389                    84-1010843
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
      JURISDICTION        CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
   OF INCORPORATION OR
      ORGANIZATION)

                              6892 SOUTH YOSEMITE
                           ENGLEWOOD, COLORADO 80112
                                (303) 802-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                              J. RICHARD ABRAMSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            EVOLVING SYSTEMS, INC.
                              6892 SOUTH YOSEMITE
                           ENGLEWOOD, COLORADO 80112
                                (303) 802-8258
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
     JAMES C. T. LINFIELD, ESQ.                   S. MICHAEL DUNN, P.C.
         REX R. O'NEAL, ESQ.                   JEREMY W. MAKARECHIAN, ESQ.
         COOLEY GODWARD LLP                  BROBECK, PHLEGER & HARRISON LLP
  2595 CANYON BOULEVARD, SUITE 250         1125 SEVENTEENTH STREET, SUITE 2525
    BOULDER, COLORADO 80302-6737                 DENVER, COLORADO 80202
           (303) 546-4000                            (303) 293-0760

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                                  PROPOSED
                                                     PROPOSED      MAXIMUM
                                      AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
     TITLE OF EACH CLASS OF           TO BE       OFFERING PRICE  OFFERING   REGISTRATION
  SECURITIES TO BE REGISTERED     REGISTERED(1)    PER SHARE(2)  PRICE(1)(2)     FEE
-----------------------------------------------------------------------------------------
Common Stock, $.001 par value... 4,600,000 shares     $12.00     $55,200,000   $16,284
-----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 600,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    SUBJECT TO COMPLETION, DATED      , 1998

                                4,000,000 SHARES
                [LOGO OF EVOLVING SYSTEMS, INC. APPEARS HERE]
                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                                  -----------

  Of the 4,000,000 shares of Common Stock offered hereby, 3,090,909 shares are being sold by Evolving Systems, Inc. and 909,091 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10 and $12 per share. For factors to be considered in determining the initial public offering price, see "Underwriting".

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "EVOL".

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                    INITIAL PUBLIC UNDERWRITING PROCEEDS TO PROCEEDS TO SELLING
                    OFFERING PRICE DISCOUNT(1)  COMPANY(2)     STOCKHOLDERS
                    -------------- ------------ ----------- -------------------
Per Share..........       $             $            $               $
Total(3)........... $              $            $           $

-----
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $875,000 payable by the Company.
(3) The Company and the Selling Stockholders have granted to the Underwriters an option for 30 days to purchase up to an additional 600,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to
    Company will be $    , $     and $   , respectively. See "Underwriting".

                                  -----------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York,
on or about         , 1998, against payment therefor in immediately available
funds.

GOLDMAN, SACHS & CO.
                              HAMBRECHT & QUIST
                                                                  UBS SECURITIES

                                  -----------

                  The date of this Prospectus is      , 1998.

            STRATEGIC ARCHITECTURE FOR OPERATIONAL SUPPORT SYSTEMS

"OSS encompass a broad array of software and systems that perform critical functions for telecommunications carriers, including ordering, provisioning, service assurance and billing. Competition and regulations are driving the need for telecommunications carriers to implement enterprise-wide, standards-based data sharing among multiple, interoperable OSS. Evolving Systems' approach to these requirements is through a strategic MetOSS architecture that includes a common database, a shared services platform, applications and an application development environment".

            DATABASE                                    APPLICATIONS


"The MetOSS-GEM Enterprise In-                "MetOSS applications provide and
formation Model provides a data-              enhance OSS functionality and
base designed to enable data                  are designed to be implemented
sharing across all OSS applica-               as modular, plug-and-play car-
tions operating on the MetOSS-                tridges. Applications will in-
GEM Shared Services Platform".                clude Evolving Systems' and
                                              third-party products for order-
                                              ing, provisioning, service as-
                                              surance and billing".

     [Color graphic appears here depicting the relationship of the functional elements of the typical OSS and the Company's current and future products]

    SHARED SERVICES PLATFORM                      APPLICATIONS DEVELOPMENT
                                                         ENVIRONMENT


"The MetOSS-GEM Shared Services
Platform provides common servic-              "The MetOSS-GEM Development En-
es, such as transaction process-              vironment is designed to provide
ing and security, among all ap-               the application development
plications, enabling                          rules, standards and application
interoperability".                            programming interfaces which
                                              govern how applications are de-
                                              veloped in order to be
                                              interoperable and compliant with
                                              the MetOSS-GEM Shared Services
                                              Platform and database".

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                              METOSS--EVOLVING SYSTEMS' NEXT
                                              GENERATION OPERATIONAL SUPPORT
                                              SYSTEMS

                                              "MetOSS is Evolving Systems'
                                              family of current and planned
                                              OSS offerings, incorporating an
                                              enterprise database, a gateway
                                              to external systems, and a
                                              shared services platform upon
                                              which a range of OSS
                                              applications provided by the
                                              Company and third parties can
                                              operate".

             GATEWAY

"The Gateway is designed to
provide inter- and intra-carrier
communications and interfaces
and to support most common
external and legacy OSS".

                                              [Color graphic appears here
                                              representing the relationship of
                                              the Company's current LNP
                                              products and planned OSS
                                              application products to the
                                              planned OSS platform products]

                              CURRENT APPLICATIONS

                       "Current MetOSS LNP applications
                       include OrderPath, NumberManager
                       and NodeMaster, applications
                       designed to address carriers'
                       LNP requirements. These products
                       enable carriers to meet
                       regulatory requirements and
                       rapidly address competition".

                THIRD-PARTY APPLICATIONS

            "Additional OSS applications for
            ordering, service assurance and
            billing are targeted for development
            by third party software developers
            utilizing the MetOSS Application
            Development Environment, expanding the
            range of OSS offerings available to
            MetOSS customers".

       FUTURE APPLICATIONS

"Future MetOSS applications under
development include MetOSS-Local
Service Exchange, which addresses
carriers' requirements for responding
to increased local competition and
corresponding inter-carrier
transactions, and MetOSS-Number
Exchange, which enables carriers to
address telephone number pooling,
number allocation and call origination
and termination requirements created as
a result of LNP".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this Prospectus.

  Unless otherwise indicated, all information contained in this Prospectus (i) reflects the conversion of all outstanding shares of Non-voting Common Stock (the "Non-voting Common Stock") and Preferred Stock of the Company into shares of voting Common Stock (the "Common Stock") of the Company, (ii) has been adjusted to reflect a one-for-two reverse stock split of the Non-voting Common Stock and Common Stock to be effected immediately prior to the completion of this offering and (iii) assumes no exercise of the Underwriters' over-allotment option. Certain terms used herein are defined under the heading "Glossary of Terms".

                                  THE COMPANY

  Evolving Systems, Inc. ("Evolving Systems" or the "Company") is a leading provider of selected software solutions and services that enable telecommunications carriers to address the technical challenges to their operational support systems created by the industry's rapidly changing competitive and regulatory environment. The Company's first-to-market local number portability ("LNP") software solution, which enables carriers to meet the requirement that customers retain their local phone number when changing service providers, has been chosen by two of the five Regional Bell Operating Companies ("RBOCs") and two of the three leading long distance carriers. The Company believes that the implementation of LNP will require significant changes in a broad range of carriers' software and systems that perform mission critical functions such as ordering, provisioning, service assurance and billing, collectively known as Operational Support Systems ("OSS").

  Historically, telecommunications carriers operated in a highly regulated environment with both local and long distance telephone service providers operating as monopolies with little competition. The Telecommunications Act of 1996 and regulations promulgated thereunder (collectively, the "Act") provide for the introduction of competition in local telephone service, allowing long distance, wireless and other carriers to enter local telephone markets. The Act requires RBOCs, wireless and other incumbent local exchange carriers (collectively, "ILECs") to offer LNP. The Act also mandates that carriers unbundle local services and facilities, thereby allowing competing telecommunications carriers access to ILECs' OSS. These requirements pose significant technological challenges to existing OSS, which are already strained by the incremental changes necessitated by long distance deregulation and the introduction of value-added services such as voice mail and call waiting. Existing carriers must develop new systems that are interoperable with their legacy systems, not only to support the LNP and unbundling requirements of the Act but also to enable them to respond to increasing competitive challenges. In addition, carriers entering local telephone markets require LNP solutions that do not depend on an existing OSS infrastructure and that can be deployed quickly and cost-effectively. Thus, the Company believes that carriers' OSS are evolving from back-office legacy systems to strategic business systems that play an increasingly important role in enhancing competitiveness as well as enabling compliance with the requirements of the Act.

  Recognizing the opportunity created by the ongoing deregulation of local telephone service, the Company has capitalized on its historic strength as a leading architect and developer of solutions to satisfy technically challenging OSS requirements to position itself as a provider of next-generation OSS solutions. From its inception in 1985 through 1996, the Company focused on providing custom software development services to a limited number of telecommunications companies. Beginning in 1996, the Company made a strategic decision to shift its focus to becoming a developer of standard software products to capitalize on the market demand for OSS solutions to implement LNP and related services. The Company's current LNP software products, OrderPath, NumberManager and NodeMaster, allow carriers to accommodate customer requests to change carriers while retaining the same telephone number, and to obtain and disseminate call routing data to the carriers' networks. To date, customers for the Company's LNP solutions include Ameritech Corporation ("Ameritech"), Pacific Bell, Inc. ("Pacific Bell"), SBC Communications, Inc. ("Southwestern Bell"), Sprint Corporation ("Sprint") and WorldCom, Inc. ("WorldCom").

  The Company intends to leverage its initial LNP success to address the evolving needs of carriers and telecommunications service providers by developing and providing a family of innovative OSS solutions. The Company's LNP and future OSS products are being designed to provide comprehensive, flexible, reliable and scalable solutions to meet the rapidly changing needs of today's multi-carrier environment. The Company is developing its OSS platform, an OSS environment that supports multiple applications and includes a scalable, extensible database, application program interfaces ("APIs") for third-party developers to write compatible applications, business logic that governs the data dissemination throughout other OSS platforms and standard legacy application interfaces to facilitate rapid implementation. The Company's approach seeks to offer carriers time-to-market advantages, protection of legacy system investments and cost-effective OSS deployment, staffing, operation and maintenance.

                                  THE OFFERING

Common Stock offered by the Company............. 3,090,909 shares
Common Stock offered by the Selling
 Stockholders................................... 909,091 shares
Common Stock to be outstanding after this
 offering....................................... 10,830,756 shares(1)
Use of Proceeds................................. Repayment of indebtedness, working capital and other general corporate purposes. See
                                                 "Use of Proceeds".
Proposed Nasdaq National Market Symbol.......... EVOL

--------
(1) Based on the number of shares outstanding as of December 31, 1997. Excludes
    (i) 1,877,528 shares of Common Stock issuable upon exercise of options outstanding as of December 31, 1997 under the Company's Amended and Restated Stock Option Plan, at a weighted average exercise price of $4.91 per share, and (ii) 910,633 shares of Common Stock issuable upon exercise of warrants outstanding as of December 31, 1997, at a weighted average exercise price of $.80 per share. Assumes no other exercise of stock options or warrants after December 31, 1997. See "Management--Employee Benefit Plans", "Description of Capital Stock--Warrants" and Note 4 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    NINE MONTHS
                                                                       ENDED
                                 YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                          --------------------------------------  ----------------
                           1992   1993    1994    1995    1996     1996     1997
                          ------ ------- ------- ------- -------  -------  -------
Revenue:
 License fees and
  related services......  $   -- $    -- $    -- $    -- $   882  $   835  $14,482
 Other services.........   8,971  17,810  33,032  45,355  36,036   26,587   15,552
                          ------ ------- ------- ------- -------  -------  -------
 Total revenue..........   8,971  17,810  33,032  45,355  36,918   27,422   30,034
Cost of revenue:
 License fees and
  related services......      --      --      --      --     450      450    5,069
 Other services.........   5,957  11,327  18,181  26,589  24,081   18,342   14,033
                          ------ ------- ------- ------- -------  -------  -------
 Total cost of revenue..   5,957  11,327  18,181  26,589  24,531   18,792   19,102
                          ------ ------- ------- ------- -------  -------  -------
Gross margin............   3,014   6,483  14,851  18,766  12,387    8,630   10,932
Operating income (loss).   1,802   4,109   8,150   6,815     246     (275)     (15)
Income (loss) before
 income taxes...........   1,807   4,062   8,014   6,126  (1,176)  (1,404)  (1,094)
Provision for (benefit
 from) income taxes.....      --      --      --      --      81       (9)    (948)
                          ------ ------- ------- ------- -------  -------  -------
Net income (loss).......  $1,807 $ 4,062 $ 8,014 $ 6,126 $(1,257) $(1,395) $  (146)
                          ====== ======= ======= ======= =======  =======  =======
Pro forma (1):
 Income (loss) before
  income taxes..........  $1,807 $ 4,062 $ 8,014 $ 6,126 $(1,176) $(1,404)
 Provision for (benefit
  from) income taxes....     663   1,626   3,007   2,301    (298)    (356)
                          ------ ------- ------- ------- -------  -------
 Net income (loss)......  $1,144 $ 2,436 $ 5,007 $ 3,825 $  (878) $(1,048)
                          ====== ======= ======= ======= =======  =======
Pro forma net loss per
 common share (2)(3)....                                 $ (0.16)          $ (0.02)
                                                         =======           =======
Pro forma weighted
 average shares of
 Common Stock
 outstanding (2)........                                   7,747             7,934
                                                         =======           =======

                                                           SEPTEMBER 30, 1997
                                                         -----------------------
                                                                    PRO FORMA
                                                         ACTUAL  AS ADJUSTED (4)
                                                         ------- ---------------
BALANCE SHEET DATA:
 Cash and cash equivalents.............................. $ 3,134     $21,039
 Working capital........................................   5,593      23,984
 Total assets...........................................  28,428      46,333
 Long-term obligations..................................  16,486       4,552
 Stockholders' equity...................................   1,044      31,789

--------
(1) Prior to January 6, 1996, the Company was an S corporation for federal and state income tax purposes, and, accordingly, the Company's income was taxed directly to the Company's stockholders. Pro forma adjustments reflect the federal and state income tax expense if the Company had not been an S corporation prior to January 6, 1996.
(2) See Note 1 of Notes to Financial Statements for a discussion of the computation of net income (loss) per common share and weighted average common shares outstanding.
(3) Supplemental net income (loss) per share for the year ended December 31, 1996 and the nine months ended September 30, 1997, assuming the subordinated debt with stockholders was not outstanding during any of the periods, would be $(.07) and $.04, respectively. See "Use of Proceeds" and
    Note 1 of Notes to Financial Statements.
(4) Pro forma as adjusted to reflect the receipt of the estimated net proceeds from the sale of 3,090,909 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company and the anticipated application of the net proceeds therefrom excluding any loss on extinguishment of debt on the repayment of the Subordinated Notes and the Stockholder Notes (as defined herein). See "Capitalization" and "Use of Proceeds".

                                ----------------

  MetOSS(TM), OrderPath(TM), NumberManager(TM) and NodeMaster(TM) are trademarks of the Company. All other trademarks, service marks or trade names referred to in this Prospectus are the property of the respective owners thereof.

                                 RISK FACTORS

  In addition to other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. All statements, trend analysis and other information contained in this Prospectus relative to markets for the Company's products and trends in revenue, gross margin and anticipated expense levels, as well as other statements including such words as "anticipate", "believe", "plan", "estimate", "expect" and "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in the section entitled "Business", as well as those discussed elsewhere in this Prospectus.

FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS

  The Company's operating results have fluctuated significantly in the past and are likely to continue to fluctuate significantly in the future. Fluctuations in operating results may result in volatility in the price of the Company's Common Stock. Although the Company was profitable in each of the last two quarters, there can be no assurance that the Company will continue to be profitable in the future or that the Company's level of profitability will not vary significantly between quarters. These quarterly fluctuations may result from a number of factors, including the magnitude, timing and signing of new contracts; the Company's rate of progress under such contracts; the timing of customer and market acceptance of the Company's product and service offerings; actual or anticipated changes in government laws and regulations related to the telecommunications market or judicial or administrative actions with respect to such laws or regulations; the nature and pace of enforcement of the Act; product lifecycles; the Company's success in effecting its planned transition to a product-based business; the mix of products and services sold; changes in demand for the Company's products and services; the timing of third-party contractors' delivery of software and hardware; budgeting cycles of the Company's customers; changes in the renewal rate of support agreements; the timing and amount of expenditures made by the Company for research and development and sales, general and administrative expenses; competition by existing and emerging competitors in the telecommunications software markets; the Company's success in developing and marketing new products, controlling costs, attracting and retaining qualified personnel, and expanding its sales and marketing programs; regional office expansion; software defects and other product quality problems; changes in the Company's strategy; the extent of industry consolidation; expansion of the Company's international operations; and general economic conditions.

  A significant portion of the Company's revenue has been and is expected to continue to be derived from a small number of customers. Accordingly, the loss of any significant customer, delays in delivery or acceptance of any of the Company's products or delays in the performance of services could have a material adverse effect on the Company's business, financial condition and results of operations. Historically, the Company has recognized both license fees and service fee revenue under its customer contracts using the percentage-of-completion method. The Company is shifting its primary strategic focus to the development and sale of software products. To the extent that the Company is successful in doing so, the Company expects that it may be able to record future revenue from license fees upon the delivery of a software product to a customer. The Company's ability to recognize revenue on software licenses as packaged software solutions at the time of delivery depends on its ability to engage third parties to implement its software and to separately license the software and separately sell implementation services, as well as technical factors and customer expectations and requirements. There can be no assurance that the Company will be able to achieve or maintain a sales model that allows the Company to record license fees when software products are delivered to customers. Software companies that account for revenue from license fees upon delivery of software products may be exposed to increased risk of quarterly fluctuations. To the extent that this pattern develops at the Company, any failure or delay in the delivery of orders during any given quarter could have a material adverse effect on the Company's business, financial condition and results of operations. The timing of revenue recognition from the Company's contracts has caused and may continue to cause material fluctuations in the Company's operating results, particularly on a quarterly basis.

  The Company's expense levels are based in significant part on its expectations regarding future revenue. The Company's revenue is difficult to forecast because the market for the Company's products and services is rapidly evolving and the Company's sales cycle and the size and timing of significant contracts vary substantially among customers. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. For example, GTE Corporation ("GTE"), which had been the Company's largest customer from 1991 through 1995, significantly reduced its demand for the Company's services in 1995. Although the Company reduced its workforce in late 1995, the Company incurred operating losses during the quarter ended March 31, 1996. The Company also sustained an operating loss in the quarter ended March 31, 1997 as the Company incurred higher development costs as it began its transition to a product-based business. More recently, in anticipation of expected growth, the Company increased its workforce by 54 new employees in 1997 and expects to continue hiring additional consulting, support and development employees during 1998. Any significant shortfall from anticipated levels of demand for the Company's products and services could have a material adverse effect on the Company's business, financial condition and results of operations.

  Based on all of the foregoing, the Company believes that future revenue, expenses and operating results are likely to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of operating results are not necessarily meaningful or indicative of future performance. Furthermore, the Company believes it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts or investors. In such event, or in the event that adverse conditions prevail, or are perceived to prevail, with respect to the Company's business or generally, the market price of the Company's Common Stock would likely be materially adversely affected. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

DEPENDENCE UPON TELECOMMUNICATIONS INDUSTRY; REGULATORY UNCERTAINTIES

  The market for the Company's LNP products was created and has primarily been driven by the adoption of regulations under the Act requiring RBOCs to implement LNP as a condition to being permitted to provide long distance services. Therefore any changes to such regulations, or the adoption of new regulations by federal or state regulatory authorities under the Act, or any legal challenges to the Act, could have a material adverse effect upon the market for the Company's products and services. Although the Act was designed to expand competition in the telecommunications industry, the realization of the objectives of the Act is subject to many uncertainties, including judicial and administrative proceedings designed to define rights and obligations pursuant to the Act, actions or inactions by ILECs and other carriers that affect the pace at which the changes contemplated by the Act occur, resolution of questions concerning which parties will finance such changes and other regulatory, economic and political factors.

  The Company is aware of certain litigation challenging the validity of the Act and the local telephone competition rules adopted by the Federal Communications Commission ("FCC") to implement the Act. The U.S. Eighth Circuit Court of Appeals has invalidated the pricing methodology and unbundling requirements adopted by the FCC while upholding a portion of the FCC's local competition rules, and both the government and the ILECs have filed petitions for review with the Supreme Court. In a recent decision, a U.S. District Court in Texas held that the provisions of the Act which require RBOCs to comply with certain conditions, including LNP, in order to receive regulatory approval to enter long distance markets are unconstitutional. The U.S. Justice Department, representing the FCC, has appealed this decision. Such litigation may serve to delay implementation of the Act, which could adversely affect demand for the Company's products and services. Any delays in the deadlines imposed by the Act or the FCC, or any invalidation, repeal or modification in the requirements imposed by the Act or the FCC, could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, customers may require, or the Company otherwise deem it necessary or advisable, that the Company modify its products or services to address actual or anticipated changes in the regulatory environment. Any other delay in implementation of the Act, or other regulatory changes, could materially adversely affect the Company's business, financial condition and results of operations.

  Virtually all of the Company's revenue is derived from sales of products and services for telecommunications and data communications applications. These markets are characterized by intense competition, regulatory and legal uncertainty, rapid technological change and short product life cycles. In addition, the telecommunications market has undergone a period of rapid growth and consolidation in the last few years. The Company's business, financial condition and results of operations would be materially adversely affected in the event of a significant slowdown in these markets. See "Business--Industry Background--The Telecommunications Industry".

SHIFT IN STRATEGIC FOCUS FROM CUSTOM SERVICES TO SOFTWARE PRODUCTS

  The Company is shifting its primary strategic focus to offering standard software products and related integration services from its historic focus on consulting and custom development services. This shift in the Company's primary strategic focus entails a number of risks. Prior to the introduction of the Company's initial LNP products, the Company derived virtually all of its revenue from contracts for consulting and custom development services. Although the Company intends to continue to offer such services, the Company anticipates that such services will represent a declining percentage of the Company's total revenue if the Company's transition strategy is successful. Approximately one-half of the Company's revenue for the nine months ended September 30, 1997 has been attributable to its LNP products and related services, and the Company believes that its revenue, at least through 1999, will continue to be substantially dependent upon LNP products and related services. In addition, the potential for future revenue growth is substantially dependent upon market acceptance of the Company's LNP products and of the Company's MetOSS products under development. The Company's principal customers for its LNP products to date have been major telecommunications service providers, who historically have developed or purchased highly customized solutions. Such customers may resist the use of standardized products and product modules. In addition, such customers historically have sought to be exclusive licensees of the Company's solutions. Such customers may resist licensing products on a non-exclusive basis, which may lengthen the Company's sales cycle and affect the Company's ability to enter into contracts with new customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- MetOSS Products".

  Many of the Company's initial LNP customers are ILECs, which have been implementing LNP systems due to the requirements of the Act. Accordingly, once such providers have complied with the provisions of the Act, demand may fall for the Company's LNP products. Although a number of new carriers have entered the local telephone market, the decisions by potentially competitive carriers to enter the local telephone service market depend on a number of competitive, regulatory and business factors, and the extent and pace of competitive entry cannot be predicted. Recently, several large telecommunications carriers have announced that they are deferring plans to enter the local telephone service market. The Company's future revenue opportunities depend to a significant extent on the

Company's success in broadening the customer base for its LNP products and services, successfully completing the development of new MetOSS products and gaining acceptance of such products by existing and new customers. If, as a result of judicial or regulatory action, carriers no longer believe that it is necessary to implement LNP in a timely manner, the market for the Company's LNP and related products and services would be materially adversely affected. There can be no assurance that the Company will successfully expand its base of LNP customers, that its new MetOSS products will be successfully developed in a timely manner or that such products will achieve acceptance by existing or new customers. If the Company's current or future competitors release new products that have more advanced features, offer better performance or are more price competitive than the Company's products, demand for the Company's products may decline. Moreover, delays in entry to the local telephone service market by competitive carriers could adversely affect demand for the Company's products. Any decline in demand for the Company's products as a result of competition, technological change or other factors would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition".

  The Company has made a number of changes in its management and is making extensive changes in its business processes in connection with the transition of its strategic focus. During 1996 and 1997, the Company experienced significant employee turnover as it underwent this strategic transition, and there can be no assurance that the Company will retain key personnel as it continues this transition. Development and implementation of new business processes can be time-consuming and expensive. There can be no assurance that the Company will successfully complete this transition, or that it will not incur unanticipated difficulties or costs in doing so, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Changes in Management; Management of Growth; Dependence on Key Personnel".

RELIANCE ON SIGNIFICANT CUSTOMERS

  Historically, a substantial portion of the Company's revenue has been derived from a limited number of customers. Ameritech, GTE, Lockheed-Martin IMS Corporation ("Lockheed"), Lucent Technologies, Inc. ("Lucent"), formerly part of American Telephone & Telegraph Company ("AT&T"), Southwestern Bell and Sprint each accounted for more than 10% of the Company's revenue in the first nine months of 1997, and these customers in the aggregate accounted for 89% of the Company's revenue for this period. AT&T, BellSouth Telecommunications, Inc. ("BellSouth"), GTE, Lockheed and Lucent each accounted for more than 10% of the Company's revenue in 1996, and these customers in the aggregate accounted for 73% of the Company's revenue in 1996. In addition, GTE and Lucent accounted for 58% and 20%, respectively, of the Company's total revenue in 1995. The Company expects to continue to depend on large contracts with a small number of significant customers, which can cause its revenue and earnings to fluctuate between quarters based on the timing of contracts and installation of the Company's products by these customers. None of the Company's major customers has any obligation to purchase additional products or services. Consequently, the failure by the Company to develop relationships with significant new customers would have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, business or marketplace consolidations affecting one or more of the Company's major customers could result in the loss of that customer, which also could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business--Customers" and
Note 1 of Notes to Financial Statements.

LENGTHY IMPLEMENTATION PROCESS; CUSTOMER ACCEPTANCE OF LNP PRODUCTS

  Implementation of the Company's software is a relatively complex and lengthy process that involves significant allocation of resources by the Company in order to adapt and customize such software for each customer's unique environment. Moreover, certain of the Company's customers may require rapid deployment of the Company's software products, resulting in pressure on the Company to meet demanding delivery and implementation schedules. Delays in implementation may result in customer dissatisfaction and/or damage to the Company's reputation and could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's existing contracts, including LNP contracts, provide for acceptance testing by the customer before the contract is considered complete. To date, none of the Company's LNP customers has notified the Company of their final acceptance of the Company's software. Unanticipated difficulties or delays in the customer acceptance process could result in higher costs and delayed payments. Moreover, if the Company fails to satisfy acceptance criteria within prescribed times, the customer may be entitled to cancel its contract and receive a refund of all or a portion of amounts previously paid or other amounts as liquidated damages, which could exceed related contract revenue and which could result in a future charge to earnings. Any failure or delay in achieving final acceptance of the Company's software and services could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

LENGTHY SALES CYCLE

  The Company's software products and services are generally used by large telecommunications service providers for enterprise-wide, mission critical purposes, involving significant capital expenditures and lengthy implementation plans. Prospective customers typically commit significant resources to the technical evaluation of the Company's products and services and require the Company to expend substantial time, effort and money providing education regarding the Company's solutions. This evaluation process often results in an extensive and lengthy sales cycle, typically ranging between six and 12 months, making it difficult for the Company to forecast the timing and magnitude of sales contracts. Delays associated with customers' internal approval and contracting procedures, procurement practices, and testing and acceptance process are common. For example, customers' budgetary constraints and internal acceptance reviews may cause potential customers to delay or forego a purchase. The delay or failure to complete one or more large contracts could have a material adverse effect on the Company's business, financial condition or results of operations and cause the Company's operating results to vary significantly from quarter to quarter. See "Business-- Marketing and Sales".

FIXED-PRICE CONTRACTS

  The Company had historically derived a majority of its revenue from contracts that were billed on a time-and-materials basis. Beginning in mid-1996, a majority of the Company's revenue has been derived from contracts that were billed on a fixed-price basis. To the extent that the Company continues to provide custom software development or consulting services, it anticipates that customers will continue to request that the Company provide software and implementation services as a total solution on a fixed-price basis. These contracts specify certain obligations and deliverables to be met by the Company regardless of actual costs incurred by the Company. There can be no assurance that the Company can successfully complete these contracts on budget, and the Company's inability to do so could have a material adverse effect on its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

RAPID TECHNOLOGICAL CHANGE; RISKS ASSOCIATED WITH NEW VERSIONS AND NEW PRODUCTS; RISKS OF SOFTWARE DEFECTS

  The market for the Company's products and services is subject to rapid technological changes, evolving industry standards, changes in carrier requirements and preferences and frequent new product introductions and enhancements. The introduction of products that incorporate new technologies and emergence of new industry standards can render existing products obsolete and unmarketable. To compete successfully, the Company must continue to design, develop and sell enhancements to existing products and new products that provide higher levels of performance and reliability in a timely manner, take advantage of technological advancements and changes in industry standards and respond to new customer requirements. There can be no assurance that the Company will successfully identify new product opportunities or will achieve market acceptance of new products brought to market. Products developed by others may render the Company's products obsolete or noncompetitive. Any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences, failure of the Company's products to perform satisfactorily or any significant delay in product development or introductions could have a material adverse effect on its business, financial condition or results of operations.

  The Company intends to issue interim and new releases of its family of software products periodically. As a result of the complexities inherent in software development, major new product enhancements and new products can require long development and testing periods before they are commercially released. There can be no assurance that delays will not occur in the future.

  The Company's products consist of software developed by the Company and others. Errors or compatibility problems in the Company's products, including those in licensed third-party software, which are detected prior to a new product release could cause the Company to delay the introduction of new products and incur additional expense. The Company's new products and new versions of existing products also may contain errors or compatibility problems which may not be discovered until after the product has been installed and used by customers. There can be no assurance that errors will not be found in new versions of the Company's products before or after commencement of commercial use, or that any such errors will not result in adverse customer reaction, negative publicity regarding the Company and a loss of or delay in market acceptance and have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The Company's primary markets are intensely competitive and are subject to rapid technological change, evolving industry standards and regulatory developments. The Company faces continuous demand for improved product performance, new product features and reduced prices, as well as intense pressure to accelerate the release of new products and product enhancements. The Company's existing and potential competitors include many large domestic and international companies, including certain of the Company's customers, that have substantially greater financial, manufacturing, technological, marketing, distribution and other resources, larger installed customer bases and longer-standing relationships with customers than the Company. The Company's principal competitors in the LNP market include Bell Communications Research, Inc. ("Bellcore"), Lucent, Northern Telecom, Inc. ("Nortel") and Tekelec, Inc. ("Tekelec"). The Company believes that competitors of its MetOSS products will include AG Communications Systems Corporation ("AG Communications"), Bellcore, Cincinnati Bell Informational Services ("CBIS"), Ericcson, Inc. ("Ericcson") and Lucent. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with solutions which may be less costly, provide higher performance or additional features or be introduced earlier than the Company's solutions. Many telecommunications companies have large internal development organizations which develop software solutions and provide services similar to the Company's products and services. In addition, customers who have purchased custom software solutions from the Company are not precluded from competing with the Company.

  The Company believes that its ability to compete successfully depends on numerous factors, both within and outside of its control, including responsiveness to service providers' needs, quality and reliability of the Company's and its competitors' products and services, price, project management capabilities, technical subject matter expertise, quality of customer service and support, the emergence of new industry standards, the development of technical innovations, the attraction and retention of qualified personnel, regulatory changes and general market and economic conditions. A variety of potential actions by the Company's competitors, including a reduction of product prices or increased promotion, announcement or accelerated introduction of new or enhanced products, or cooperative relationships among competitors, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or will properly identify and address the demands of new markets. The failure by the Company to adapt to emerging market demands, respond to regulatory and technological changes or to compete successfully with existing and new competitors would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Competition".

CHANGES IN MANAGEMENT; MANAGEMENT OF GROWTH; DEPENDENCE ON KEY PERSONNEL

  Most of the senior management team joined the Company recently and have worked together at the Company for only a brief period. J. Richard Abramson, President and Chief Executive Officer, Jeffrey J. Finn, Senior Vice President and General Manager of Product Development and Distribution, James M. Ross, Senior Vice President and General Manager of Services, and Roger A. Barnes, Senior Vice President of Finance and Chief Financial Officer, joined the Company in August 1996, July 1996, June 1997 and November 1997, respectively. The loss of one or more key employees could have a material adverse effect on the Company. The Company does not maintain key man insurance policies on any members of senior management. The Company does not have employment agreements with any of its executive officers.

  The Company is currently experiencing a period of rapid growth in license fees and related services revenue, placing significant demands on its administrative, operations and financial personnel and systems. The Company's ability to manage future expansion, if any, effectively will require it to attract, train, motivate and manage new employees successfully, to integrate new management and employees into its overall operations and to continue to improve its operational, financial and management systems. The Company anticipates that it will need to hire additional research and development personnel. Competition for research and development and other technical personnel is intense, and there can be no assurance that the Company will be able to hire additional personnel on a timely basis, if at all. Because of the complexity of the Company's software products, a significant time lag exists between the hiring date of technical and sales personnel and the time at which they become fully productive. Although the Company has increased the number of its sales, marketing, service and support personnel in recent years, the Company has at times experienced and continues to experience difficulty in recruiting such personnel. Any failure by the Company to hire qualified personnel on a timely basis could materially adversely affect the Company's business, financial condition and results of operations.

  The Company is currently in the process of implementing new financial and project accounting software packages. The Company's ability to implement these new systems is likely to place substantial demands on certain of the Company's managerial resources. In addition, if the Company is unable to implement these software packages in a timely manner, the Company's ability to accurately forecast and manage its business may be adversely affected. The Company's failure to manage any expansion effectively, including any failure to integrate new management and employees or failure to continue to implement and improve financial, operational and management controls, systems and procedures, could have a material adverse effect on the Company's business, financial condition and results of operations.


RISKS OF PLANNED INTERNATIONAL EXPANSION

  Although the Company derived no revenue from international markets in 1997 or prior years, the Company has recently begun to pursue such opportunities. Regulatory standards and the pace of adoption of new telecommunications technologies vary widely from country to country and may be different from those in the U.S. To the extent that such regulatory standards and market conditions do not encourage the deployment of products similar to the Company's, the Company may not be able to develop international markets for its products or services, which could have an adverse impact on the Company's future marketing prospects.

  International expansion of the Company's business will require significant management attention and financial resources. Traditionally, international operations may be characterized by higher operating expenses, such as the establishment of foreign offices, the hiring of additional personnel, the localization and marketing of its products for particular foreign markets and the development of relationships with international service providers. As a result, if international revenue is generated, operating margins may be adversely affected. Moreover, in order to expand internationally, the Company will be required to establish relationships with distributors and third-party integrators. There can be no assurance that the Company will be able to effectively establish such relationships. If international revenue is not adequate to offset the additional expense of expanding foreign operations, the Company's business, financial condition and results of operations could be materially adversely affected.

PRODUCT LIABILITY

  The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential liability for damages arising out of use of or defects in the Company's products. The nature and extent of such limitations, however, tend to vary from customer to customer and it is possible that such limitations of liability provisions may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions. There can be no assurance that the Company will not be subject to such claims. Since the Company's software products may be used in critical business applications, a successful product liability claim brought against the Company could have a material adverse effect on the Company's business, financial condition and results of operations. Defending such a suit, regardless of its merits, could involve substantial expense and require the time and attention of key management personnel, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's business reputation could be adversely affected by product liability claims, regardless of their merit or the eventual outcome of such claims.

YEAR 2000 CAPABILITY

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance.

  The Company believes that the purchasing patterns of customers and potential customers may be significantly affected by Year 2000 issues. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company. Many potential customers may also defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus resulting in potentially deferred sales. Conversely, Year 2000 issues may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products.

Additionally, Year 2000 issues could cause a significant number of companies, including current customers of the Company, to reevaluate their current system needs, and as a result consider switching to other systems or suppliers. This could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company currently offers software products that are designed to be Year 2000 compatible, and the Company's current contracts with its customers require that the Company warrant Year 2000 capability. Although the Company has designed its products to be Year 2000 capable and tests third-party software that is incorporated with the Company's products, there can be no assurance that the Company's software products, particularly when such products incorporate third-party software, contain all necessary date code changes.

  The Company utilizes off-the-shelf and custom software developed internally and by third parties. To the extent that such software and systems do not comply with Year 2000 requirements, there can be no assurance that potential systems interruptions or the cost necessary to update such software will not have a material adverse effect on the Company's business, financial condition and results of operations.

PROTECTION OF INTELLECTUAL PROPERTY; RISKS OF INFRINGEMENT

  The Company's success and ability to compete are dependent to a significant degree on its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect its proprietary rights. The Company presently has no patents, but has patent applications pending in the U.S. on its three LNP products, NumberManager, OrderPath and NodeMaster. In addition, the Company has registered or filed for registration of certain of its trademarks. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently through reverse engineering or other means. In addition, the laws of some foreign countries do not adequately protect the Company's proprietary rights. There can be no assurance that the Company's means of protecting its proprietary rights in the U.S. or abroad will be adequate or that others will not independently develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around any patent of the Company. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

  There has been substantial litigation in the software industry regarding intellectual property rights, and there can be no assurance that third parties will not claim infringement by the Company of their intellectual property rights. If the Company were found to have infringed the intellectual property rights of any third party, the Company could be subject to liabilities for such infringement, which liabilities could be material. The Company could be required to seek licenses from other companies or to refrain from using or selling certain products or using certain processes. Although holders of patents and other intellectual property rights may offer licenses to their patent or other intellectual property rights, no assurance can be given that licenses would be offered or that the terms of any offered license would be acceptable to the Company. Any need to redesign the products or to enter into any royalty or licensing agreement could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company also relies on certain other technology which it licenses from third parties, including software that is integrated with internally developed software and used in the Company's products to perform certain key functions. In particular, the Company's core LNP products, OrderPath, NumberManager and NodeMaster, all contain certain core software licensed from a current customer under a non-exclusive license, which may be licensed to other parties, including competitors of the Company. This license is terminable by the customer if the Company fails to meet certain contractual obligations. In addition, there can be no assurances that such third-party products do not infringe the intellectual property rights of others. Although the licenses provided to the Company by such third parties typically contain intellectual property warranties and indemnification clauses, such clauses often are not as broad as those required by the Company's customers. Even when the indemnity that the Company received from a third-party licensor is as broad as the indemnity that the Company provides to its customers, the third-party licensors from which the Company would be receiving indemnity are often not well-capitalized and may not be able to indemnify the Company in the event that such third-party technology infringes the proprietary rights of others. Accordingly, the Company could have substantial exposure in the event that the technology licensed from a third party infringes another party's proprietary rights.

SECURITY

  The Company has included security features in certain of its products that are intended to protect the privacy and integrity of customer data. Despite the existence of these security features, the Company's software products may be vulnerable to breaches in security due to defects in the security mechanisms, as well as vulnerabilities inherent in the operating system or hardware platform on which the product runs, and/or the networks attached to that platform. Security vulnerabilities, regardless of origin, could jeopardize the security of information stored in and transmitted through the computer systems of the Company's customers. On all projects to date, the Company's customers have accepted responsibility for security issues associated with the operating system, hardware platform and network configuration; however, this may change in the future. Solving any future security problems may require significant capital expenditures and affect the Company's reputation and product acceptance, which could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY EXISTING STOCKHOLDERS

  Upon completion of this offering, the Company's current directors and executive officers and their respective affiliates will beneficially own approximately 52.4% of the outstanding Common Stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders".

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Company's Common Stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholders and the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company, general stock market and economic considerations and other events or factors. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the trading price of the Company's Common Stock. As a result of the foregoing factors, there can be no assurance that the Company's Common Stock will trade at or higher than the initial public offering price.

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of the Common Stock will suffer an immediate and substantial dilution in the net tangible book value per share of the Common Stock from the proposed initial public offering price. To the extent that options or warrants to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution".

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Upon completion of this offering, the Company will have 10,831,318 shares of Common Stock outstanding, of which the 3,090,909 shares offered hereby by the Company and the 909,091 shares offered hereby by the Selling Stockholders will be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined under the Securities Act and the regulations promulgated thereunder. The remaining 6,831,318 shares of Common Stock are "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act. Beginning 90 days from the date of this Prospectus, approximately 24,028 shares will be eligible for sale in the public market pursuant to the provisions of Rule 144 and Rule 701 under the Securities Act. The Company, the Selling Stockholders, the directors, executive officers and certain other stockholders and optionees of the Company, holding in the aggregate approximately 6,807,290 shares of Common Stock, have agreed that they will not, directly or indirectly, offer to sell, dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters. Upon the expiration of this 180-day lock-up period, all of such shares will become available for sale in the public market subject to compliance with Rule 144, Rule 144(k) or Rule
701. Holders of 6,740,909 shares of Common Stock have the right, under certain conditions, to participate in future Company registrations or to cause the Company to register certain shares of Common Stock owned by them. Additionally, holders of the Company's outstanding warrants to purchase 910,633 shares of Common Stock are entitled to registration rights upon the exercise of such warrants. In addition, the Company intends to file a registration statement on Form S-8, which will result in registration of a total of approximately 3,315,511 shares of Common Stock reserved for issuance under the Company's Amended and Restated Stock Option Plan (the "Stock Option Plan") and Employee Stock Purchase Plan (the "Purchase Plan"), of which options to purchase 1,875,528 shares were outstanding at December 31, 1997. Sales of substantial amounts of Common Stock in the public market may have an adverse impact on its market price. See "Description of Capital Stock-- Warrants", "--Registration Rights", "Shares Eligible for Future Sale" and "Underwriting".

CERTAIN ANTI-TAKEOVER PROVISIONS

  Upon completion of this offering, the Company's Board of Directors will have the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Such issuance of Preferred Stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the

Company. The Company has no current plans to issue shares of Preferred Stock. In addition, the Company is subject to the anti-takeover provisions of Section 203 of Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the prescribed manner. The application of Section 203 and certain provisions of the Company's Restated Certificate of Incorporation, including a classified Board of Directors, may have the effect of delaying or preventing changes in control of management of the Company, which could adversely affect the market price of the Company's Common Stock by discouraging or preventing takeover attempts that might result in the payment of a premium price to the Company's stockholders. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter Provisions".

SUBSTANTIAL DISCRETION IN USE OF PROCEEDS

  The Company currently has no specific plans for a portion of the net proceeds of this offering. As a consequence, the Company's management will have the discretion to allocate this portion of the net proceeds of this offering to uses that the stockholders may not deem desirable, and there can be no assurance that these proceeds can or will be invested to yield a significant return. See "Use of Proceeds".

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,090,909 shares of Common Stock offered by the Company hereby are estimated to be $30,744,999 ($32,730,550 if the Underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $11.00 per share and after deducting the underwriting discounts and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the shares being sold by the Selling Stockholders. See "Principal and Selling Stockholders".

  The Company intends to use the net proceeds of this offering primarily for repayment of its obligations under the Subordinated Notes and Stockholder Notes (as defined herein), working capital and other general corporate purposes. The respective principal amounts outstanding under the Subordinated Notes and the Stockholder Notes are $6,841,635 and $5,092,859 and bear interest at the rates of 9% (with deferred interest accrued at the rate of 12%) and 7.25%, respectively, with respective maturity dates of June 1, 2004 and January 2, 2006. The amounts actually expended by the Company for working capital purposes will depend upon a number of factors, including future revenue growth, the amount of cash generated by the Company's operations and the progress of the Company's product development efforts. The Company may also use a portion of such net proceeds to acquire or invest in businesses, products and technologies that are complementary to those of the Company, although no specific acquisitions are planned as of the date of this Prospectus, and no portion of the net proceeds has been allocated for any particular acquisition.

  Pending the uses described above, the Company intends to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

                   DIVIDEND POLICY AND S CORPORATION STATUS

  From June 7, 1985 to January 5, 1996, the Company was, for federal income tax purposes, an S corporation under the Internal Revenue Code of 1986, as amended (the "Code"), and was also an S corporation for state income tax purposes under comparable state laws. As a result, the Company's net income during this period was taxed for federal and certain state income tax purposes directly to the Company's existing stockholders at that time at their individual federal and state income tax rates, rather than to the Company. During the fiscal years ended December 31, 1995 and December 31, 1996, the Company made aggregate S corporation distributions to its stockholders in the amounts of $5,811,810 and $7,257,623, respectively.

  Since January 5, 1996, at which time the Company ceased to be an S corporation, the Company has not declared or paid any cash dividends. The Company currently intends to retain future earnings, if any, to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                   DILUTION

  The pro forma net tangible book value (deficit) of the Company, as of September 30, 1997, was approximately $(1,275,000) or $(0.16) per share. Pro forma net tangible book value (deficit) per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of outstanding shares of Common Stock. After giving effect to the sale of the 3,090,909 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $11.00 per share), the pro forma net tangible book value of the Company at September 30, 1997 would have been approximately $16,629,000 or $1.54 per share. This represents an immediate increase in such net tangible book value of $1.70 per share to existing stockholders and an immediate dilution of $9.46 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.................         $11.00
  Pro forma net tangible book value per share................... $(0.16)
  Increase per share attributable to new investors(2)...........   1.70
                                                                 ------
Pro forma net tangible book value per share after this
 offering(3)....................................................           1.54
                                                                         ------
Dilution per share to new investors.............................         $ 9.46
                                                                         ======

  The following table summarizes, on a pro forma basis, as of September 30, 1997, the difference between the number of shares purchased from the Company, the total consideration paid and the average price paid per share by the existing holders of Common Stock and by the new investors at an assumed initial public offering price of $11.00 per share:

                            SHARES PURCHASED(1)    TOTAL CONSIDERATION  AVERAGE
                            ------------------------------------------   PRICE
                              NUMBER     PERCENT     AMOUNT    PERCENT PER SHARE
                            ------------ --------------------- ------- ---------
Existing stockholders......    7,731,468     71.5% $    65,450     .2%   $ .01
New investors..............    3,090,909     28.5   33,999,999   99.8    11.00
                            ------------  -------  -----------  -----    -----
  Totals...................   10,822,377    100.0% $34,065,449  100.0%
                            ============  =======  ===========  =====

--------
(1) Excludes 1,775,480 shares of Common Stock reserved for issuance upon exercise of options outstanding as of September 30, 1997 under the Company's Stock Option Plan, at a weighted average exercise price of $5.95 per share, and 910,633 shares of Common Stock reserved for issuance upon exercise of warrants outstanding as of September 30, 1997, at a weighted average exercise price of $.80 per share. In addition, in December 1997, the Board of Directors adopted an Employee Stock Purchase Plan and reserved an aggregate of 250,000 shares for issuance thereunder. To the extent that outstanding options and warrants are exercised in the future, there will be further dilution to new investors. See "Management--Employee Benefit Plans" and "Description of Capital Stock--Warrants".
(2) Does not give effect to the exercise of the Underwriters' over-allotment option.
(3) After deducting underwriting discounts and commissions and offering expenses of approximately $875,000 payable by the Company.

                                CAPITALIZATION

  The following table sets forth the long-term obligations and capitalization of the Company as of September 30, 1997, (i) on an actual basis, (ii) on a pro forma basis after giving effect to the conversion of all outstanding shares of Non-voting Common Stock and Preferred Stock into Common Stock and (iii) pro forma as adjusted to give effect to the sale of 3,090,909 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share (after deducting the estimated underwriting discounts and commissions and offering expenses) and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                              SEPTEMBER 30, 1997
                                    ----------------------------------------
                                                                PRO FORMA
                                     ACTUAL      PRO FORMA     AS ADJUSTED
                                    -----------  -----------   -------------
                                    (IN THOUSANDS, EXCEPT SHARE DATA)
Current portion of long-term
 obligations....................... $     2,548  $     2,548    $     2,548
                                    ===========  ===========    ===========
Long-term obligations.............. $    13,938  $    13,938    $     2,004
                                    -----------  -----------    -----------
Stockholders' equity:
  Preferred Stock, $.001 par value;
   8,160 shares authorized, 8,160
   shares outstanding actual; no
   shares outstanding pro forma and
   pro forma as adjusted........... $       --   $       --     $       --
  Common Stock, $.001 par value;
   4,930,000 non-voting shares
   authorized and 1,611,758 shares
   outstanding actual; 10,700,000
   voting shares authorized and
   7,731,468 shares outstanding pro
   forma; 25,000,000 shares
   authorized and 10,822,377
   outstanding pro forma as
   adjusted(1).....................           2            8             11
  Additional paid-in capital.......       2,416        2,410         33,152
  Deferred compensation............      (1,214)      (1,214)        (1,214)
  Accumulated deficit..............        (160)        (160)          (160)
                                    -----------  -----------    -----------
    Total stockholders' equity.....       1,044        1,044         31,789
                                    -----------  -----------    -----------
    Total capitalization........... $    14,982  $    14,982    $    33,793
                                    ===========  ===========    ===========

--------
(1) Excludes 1,775,480 shares of Common Stock reserved for issuance upon exercise of options outstanding as of September 30, 1997 under the Company's Stock Option Plan, at a weighted average exercise price of $5.95 per share, and 910,633 shares of Common Stock reserved for issuance upon exercise of warrants outstanding as of September 30, 1997, at a weighted average exercise price of $.80 per share. In addition, in December 1997, the Board of Directors adopted an Employee Stock Purchase Plan and reserved an aggregate of 250,000 shares for issuance thereunder. To the extent that outstanding options and warrants are exercised in the future, there will be further dilution to new investors. See "Management--Employee Benefit Plans" and "Description of Capital Stock--Warrants".

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the financial statements and the notes thereto and other financial information included elsewhere in this Prospectus. The statement of operations data set forth below for the years ended December 31, 1994, 1995 and 1996 and the nine-month period ended September 30, 1997 and the balance sheet data as of December 31, 1995 and 1996 and as of September 30, 1997 are derived from, and are qualified by reference to, the audited financial statements of the Company appearing elsewhere in this Prospectus. The statements of operations data for the years ended December 31, 1992 and 1993 and the balance sheet data as of December 31, 1992, 1993 and 1994 are derived from audited financial statements of the Company not included in this Prospectus. The unaudited statement of operations data for the nine-month period ended September 30, 1996 are derived from unaudited financial statements included in this Prospectus which have been prepared on the same basis as the audited financial statements and, in the opinion of the Company, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of the Company for the period in accordance with generally accepted accounting principles. Historical results are not necessarily indicative of results for any future period.

                                                                       NINE MONTHS
                                                                          ENDED
                                 YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                          -----------------------------------------  ----------------
                           1992   1993     1994     1995     1996     1996     1997
                          ------ -------  -------  -------  -------  -------  -------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
 License fees and
  related services......  $    0 $     0  $     0  $     0  $   882  $   835  $14,482
 Other services.........   8,971  17,810   33,032   45,355   36,036   26,587   15,552
                          ------ -------  -------  -------  -------  -------  -------
 Total revenue..........   8,971  17,810   33,032   45,355   36,918   27,422   30,034
                          ------ -------  -------  -------  -------  -------  -------
Cost of revenue:
 License fees and
  related services......      --      --       --       --      450      450    5,069
 Other services.........   5,957  11,327   18,181   26,589   24,081   18,342   14,033
                          ------ -------  -------  -------  -------  -------  -------
 Total cost of revenue..   5,957  11,327   18,181   26,589   24,531   18,792   19,102
                          ------ -------  -------  -------  -------  -------  -------
Gross margin............   3,014   6,483   14,851   18,766   12,387    8,630   10,932
Operating expense:
 Sales and marketing....     421     881    1,898    3,405    2,913    1,920    3,436
 General and
  administrative........     684   1,280    4,321    7,725    8,587    6,351    6,345
 Research and
  development...........     107     213      482      821      641      634    1,166
                          ------ -------  -------  -------  -------  -------  -------
 Total operating
  expense...............   1,212   2,374    6,701   11,951   12,141    8,905   10,947
                          ------ -------  -------  -------  -------  -------  -------
Operating income (loss).   1,802   4,109    8,150    6,815      246     (275)     (15)
Other income (expense),
 net....................       5     (47)    (136)    (689)  (1,422)  (1,129)  (1,079)
                          ------ -------  -------  -------  -------  -------  -------
Income (loss) before
 income taxes...........   1,807   4,062    8,014    6,126   (1,176)  (1,404)  (1,094)
Provision for (benefit
 from) income taxes.....       0       0        0        0       81       (9)    (948)
                          ------ -------  -------  -------  -------  -------  -------
Net income (loss).......  $1,807 $ 4,062  $ 8,014  $ 6,126  $(1,257) $(1,395) $  (146)
                          ====== =======  =======  =======  =======  =======  =======
Pro forma(1):
 Income (loss) before
  income taxes..........  $1,807 $ 4,062  $ 8,014  $ 6,126  $(1,176) $(1,404)
 Provision for (benefit
  from) income taxes....     663   1,626    3,007    2,301     (298)    (356)
                          ------ -------  -------  -------  -------  -------
 Net income (loss)......  $1,144 $ 2,436  $ 5,007  $ 3,825  $  (878) $(1,048)
                          ====== =======  =======  =======  =======  =======
Pro forma net loss per
 common share(2)(3).....                                    $ (0.16)          $ (0.02)
                                                            =======           =======
Pro forma weighted aver-
 age common shares out-
 standing(2)............                                      7,747             7,934
                                                            =======           =======

                                     DECEMBER 31,
                         -------------------------------------         SEPTEMBER 30,
                          1992   1993   1994    1995    1996               1997
                         ------ ------ ------- ------- -------         -------------
                                      (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash
  equivalents..........  $2,382 $3,964 $ 8,186 $ 1,269 $ 3,184          $ 3,134
 Working capital.......   1,274  2,484   4,728   3,174   6,390            5,593
 Total assets..........   4,780  8,527  17,901  19,203  24,356           28,428
 Long-term obligations.     478  1,128   2,610   6,059  18,096           16,486
 Stockholders' equity..   2,241  3,863   8,859   9,173     996            1,044

-------
(1) Prior to January 6, 1996, the Company was an S corporation for federal and state income tax purposes, and, accordingly, the Company's income was taxed directly to the Company's stockholders at that time. Pro forma adjustments reflect the federal and state income taxes that would have been payable if the Company had not been an S corporation prior to January 6, 1996.
(2) See Note 1 of Notes to Financial Statements for a discussion of the computation of net income (loss) per common share and weighted average common shares outstanding.
(3) Supplemental net income (loss) per share for the year ended December 31, 1996 and the nine months ended September 30, 1997, assuming the subordinated debt with stockholders was not outstanding during any of the periods, and using the net proceeds of the offering, would be $(.07) and $.04, respectively. See "Use of Proceeds" and Note 1 of Notes to Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  All statements, trend analysis and other information contained in the following discussion and elsewhere in this Prospectus relative to markets for the Company's products and services, and trends in revenue, gross margin and anticipated expense levels, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect" and "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks and uncertainties, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" as well as other risks and uncertainties referenced in this Prospectus.

OVERVIEW

  The Company designs, develops, markets and supports OSS products for the telecommunications industry and provides a broad range of both fixed-price and time-and-materials custom software solutions. From its inception in 1985 through 1996, the Company focused on providing custom software development services, primarily to two telecommunications companies. Beginning in mid-1995, one of the Company's major customers substantially reduced its purchases of custom software development services. The Company did not adjust its expenditures for personnel, facilities and equipment correspondingly, resulting in a significant downturn in profitability through 1996.

  In May 1996, the Company obtained financing from new investors and reconstituted its Board of Directors. The new Board of Directors replaced the Company's senior management team beginning in July 1996. Under the direction of new management, the Company further reduced headcount to 270 employees by the end of 1996, representing a decrease of 44% from a high of 480 employees in the second quarter of 1995. The Company also made a strategic decision to shift its emphasis from being a time-and-materials based custom software developer to a provider of standard software products and related services in order to capitalize on the market opportunity for LNP solutions. In the fourth quarter of 1996, the Company began marketing its first LNP products and generating license and related services revenue that accounted for 48% of the Company's total revenue for the nine-month period ended September 30, 1997. As the Company increasingly focuses on licensing standard software products, the Company believes that license and related services revenue as well as associated maintenance revenue will increase, and other services revenue will decline, as a percentage of total revenue. See "Risk Factors--Shift in Strategic Focus From Custom Services to Software Products".

  The Company recognizes revenue in accordance with the provisions of Statement of Position 91-1, "Software Revenue Recognition". The Company derives revenue from license fees and services under the terms of both fixed-price and time-and-materials contracts. License fees and related services revenue during 1996 consisted of fees from non-LNP software products. Subsequent to 1996, license fees and related services revenue consists of revenue from contracts involving the Company's LNP products and related services. Other services revenue consists of custom programming, systems integration of third-party products, maintenance and training.

  License fees and related services revenue is generated from fixed-price contracts that provide for both licenses and services and is generally recognized using the percentage-of-completion method of accounting. The percentage-of-completion for each contract is determined based on the ratio of direct labor hours incurred to total estimated direct labor hours. Amounts billed and collected in advance of services being performed are recorded as unearned revenue. Unbilled work-in-progress represents revenue earned but not yet billable under the terms of the fixed-price contracts and all such amounts are expected to be billed and collected during the succeeding 12 month period.

  Services revenue provided under fixed-price contracts is generally recognized using the percentage-of-completion method of accounting described above. Revenue from other services provided pursuant to time-and-materials contracts is recognized as the services are performed. Maintenance revenue is recorded as deferred revenue and recognized ratably over the service period, which is generally 12 months. Revenue from training is recognized as the training is performed. When maintenance and training services are bundled with the original license fee arrangement, their fair value is deferred and recognized during the period such services are performed.

  The Company may encounter cost overruns on fixed-price contracts caused by increased material, labor or overhead costs. Adjustments to cost estimates are made in the periods in which the facts requiring such revisions become known. Estimated losses, if any, are recorded in the period in which current estimates of total contract revenue and contract cost indicate a loss. The Company does not anticipate a change in the timing of revenue recognition upon adoption of Statement of Position 97-2, "Software Revenue Recognition". See "Risk Factors--Fixed-Price Contracts" and "--Lengthy Implementation Process; Customer Acceptance of LNP Products".


  During the years ended December 31, 1994 and 1995, the Company recognized approximately 70% and 78% of total revenue from two customers, each of which accounted for greater than 10% of the Company's revenue in such periods. During the year ended December 31, 1996 and the nine- month period ended September 30, 1997, the Company recognized approximately 73% and 89% of total revenue from five and six customers, respectively, each of which accounted for greater than 10% of the Company's revenue in such periods. As of December 31, 1995, 1996 and September 30, 1997, these customers accounted for 65%, 75% and 87% of contract receivables, respectively. The Company's payment terms generally range from 30 to 60 days from the date of invoice following achievement of specified contractual milestones. See "Risk Factors--Reliance on Significant Customers".

RESULTS OF OPERATIONS

  The following table presents, for the periods indicated, certain items contained in the Company's statement of operations reflected as a percentage of total revenue:

                                                               NINE MONTHS
                                                                  ENDED
                                  YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                  -------------------------   ---------------
                                   1994     1995     1996      1996     1997
                                  -------  -------  -------   ------   ------
Revenue:
  License fees and related
   services......................     0.0%     0.0%     2.4%     3.0%    48.2%
  Other services.................   100.0    100.0     97.6     97.0     51.8
                                  -------  -------  -------   ------   ------
    Total revenue................   100.0    100.0    100.0    100.0    100.0
                                  -------  -------  -------   ------   ------
Cost of revenue:
  License fees and related
   services......................     0.0      0.0      1.2      1.6     16.9
  Other services.................    55.0     58.6     65.2     66.9     46.7
                                  -------  -------  -------   ------   ------
    Total cost of revenue........    55.0     58.6     66.4     68.5     63.6
                                  -------  -------  -------   ------   ------
Gross margin.....................    45.0     41.4     33.6     31.5     36.4
Operating expenses:
  Sales and marketing............     5.7      7.5      7.9      7.0     11.5
  General and administrative.....    13.1     17.0     23.3     23.2     21.1
  Research and development.......     1.5      1.8      1.7      2.3      3.9
                                  -------  -------  -------   ------   ------
    Total operating expenses.....    20.3     26.3     32.9     32.5     36.5
                                  -------  -------  -------   ------   ------
Operating income (loss)..........    24.7     15.1      0.7     (1.0)    (0.1)
Other income (expense), net......    (0.4)    (1.5)    (3.9)    (4.1)    (3.5)
                                  -------  -------  -------   ------   ------
Income (loss) before income
 taxes...........................    24.3     13.6     (3.2)    (5.1)    (3.6)
Provision for (benefit from)
 income taxes....................     0.0      0.0      0.2      0.1     (3.1)
                                  -------  -------  -------   ------   ------
Net income (loss)................    24.3%    13.6%    (3.4)%   (5.2)%   (0.5)%
                                  =======  =======  =======   ======   ======
Pro forma provision for (benefit
 from) income taxes..............     9.1      5.1     (0.8)    (1.3)
                                  -------  -------  -------   ------
Pro forma net income (loss)......    15.2%     8.5%    (2.4)%   (3.8)%
                                  =======  =======  =======   ======

 NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

  REVENUE. License fees and related services revenue increased by $13.6 million, or 1,634%, to $14.5 million for the nine months ended September 30, 1997 from $835,000 for the nine months ended September 30, 1996. This increase reflects the successful introduction of the Company's initial LNP products in October 1996. Other services revenue, a majority of which was custom software development projects, decreased by $11.0 million, or 42%, to $15.6 million for the nine months ended September 30, 1997 from $26.6 million for the nine months ended September 30, 1996. License fees and related services as a percentage of total revenue increased to 48% for the first nine months of 1997 from 3% for the first nine months of 1996. Other services revenue as a percentage of total revenue decreased to 52% for the first nine months of 1997 from 97% for the first nine months of 1996. Changes in the Company's strategy resulted in the increased sales of standard software products and associated integration services, and lower revenue from custom development projects.

  COST OF REVENUE. Cost of revenue consists primarily of personnel-related costs, equipment depreciation and facilities costs and the cost of third-party software. Cost of license fees and related services increased by $4.6 million, or 1,026%, to $5.1 million for the nine months ended September 30, 1997 from $450,000 for the nine months ended September 30, 1996. As a percentage of total revenue, cost of license fees and related services increased to 17% for the first nine months of

1997 from 2% for the first nine months of 1996. These increases reflected increased sales of LNP software products and related services consistent with management's decision to change the Company's strategy. Cost of other services decreased $4.3 million, or 23%, to $14 million for the nine months ended September 30, 1997 from $18.3 million for the nine months ended September 30, 1996. As a percentage of total revenue, cost of other services decreased to 47% for the first nine months of 1997 from 67% for the first nine months of 1996. The absolute amount of other services costs decreased in connection with the reduction in the Company's lease commitments and increased productivity of Company personnel. However, as a percentage of other services revenue, other services costs were negatively impacted by personnel costs incurred in anticipation of the signing of customer contracts.

  SALES AND MARKETING. Sales and marketing expenses consist principally of compensation costs (including commissions), travel expenses, field sales office expenses and marketing communication expenses. Sales and marketing expenses increased by $1.5 million, or 79%, to $3.4 million for the nine months ended September 30, 1997 from $1.9 million for the nine months ended September 30, 1996. As a percentage of revenue, sales and marketing expenses increased to 12% in the nine months ended September 30, 1997 from 7% in the nine months ended September 30, 1996. This increase is attributable to the Company's expansion of its direct sales force by 12 persons to 16 to support sales of the new standard software products.

  GENERAL AND ADMINISTRATIVE. General and administrative expenses consist of compensation costs for administration, facilities, finance, human resources, quality assurance and general management personnel, as well as legal and accounting expenses. General and administrative expenses totaled $6.3 million in both of the nine month periods ended September 30, 1997 and 1996. As a percentage of revenue, general and administrative expenses decreased to 21% in the nine months ended September 30, 1997 from 23% in the nine months ended September 30, 1996. This decrease reflects the implementation of cost and headcount controls, partially offset by additional investments to improve the Company's operational, financial, management information and software development processes.

  RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of compensation costs, equipment, developmental tools and supplies. Research and development expenses increased by $532,000, or 84%, to $1.2 million for the nine months ended September 30, 1997 from $634,000 for the nine months ended September 30, 1996. As a percentage of revenue, research and development expenses increased to 4% in the nine months ended September 30, 1997 from 2% in the nine months ended September 30, 1996. This increase resulted from additional staffing and associated costs in connection with the Company's strategic commitment to the development of MetOSS software product offerings. In addition, significant research and development expenses were recorded as cost of revenue in the nine month period ended September 30, 1997. This resulted from the Company entering into a license with a major customer prior to completion of the development effort. No research and development expenses were recorded as cost of revenue in the nine month period ended September 30, 1996.

  OTHER INCOME (EXPENSE), NET. Other income (expense), net includes interest expense on the Company's debt financing and capital lease obligations and interest income on cash. Other expense, net of other income, totaled $1.1 million in both of the nine month periods ended September 30, 1997 and 1996. As a percentage of revenue, other expense remained constant at 4% in the nine months ended September 30, 1997 and the nine months ended September 30, 1996.

  PROVISION FOR (BENEFIT FROM) INCOME TAXES. The Company recorded an income tax benefit in the nine months ended September 30, 1997 of $948,000, which resulted primarily from the Company's pretax loss coupled with significant research and development tax credits generated during this period. The increased benefit in 1997 was a result of research and development tax credits and the effect of the Company's conversion to a taxable corporate status during the nine months ended September 30, 1996. Prior to January 6, 1996, the Company operated as an S corporation for tax purposes and did not pay taxes at the corporate level. On a pro forma basis, assuming the Company had been a taxable basis, assuming the Company had been a taxable entity since its inception, income tax benefit would have been approximately $356,000 for the nine months ended September 30, 1996, resulting in an effective income tax rate of 25%. The pro forma effective rate was lower than the federal statutory rate primarily because of a permanent difference associated with cancellation of indebtedness.

 YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  REVENUE. Total revenue decreased by $8.5 million, or 19%, to $36.9 million in 1996 from $45.4 million in 1995. The decrease was primarily the result of a significant reduction in custom software consulting revenue from a major customer and the inability of the Company to replace the lost revenue with new customer contracts.

  COST OF REVENUE. Cost of revenue decreased by $2.1 million, or 8%, in 1996 to $24.5 million from $26.6 million in 1995. As a percentage of revenue, cost of revenue increased to 66% in 1996 from 59% in 1995. Staff reductions were implemented in the fourth quarter of 1995 in response to reduced customer orders as described above. However, costs did not decrease proportionately with the decrease in revenue as commitments that had been made in prior periods under facilities, equipment and consulting contracts contributed to higher than desired expense levels.

  SALES AND MARKETING. Sales and marketing expenses decreased by $492,000, or 14%, to $2.9 million in 1996 from $3.4 million in 1995. As a percentage of revenue, sales and marketing expenses remained constant at 8% for 1996 and 1995. The decrease in absolute dollars was primarily due to the transfer of marketing personnel to custom software development projects.

  GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by $862,000, or 11%, in 1996 to $8.6 million from $7.7 million in 1995. As a percentage of revenue, general and administrative expenses increased to 23% in 1996 from 17% in 1995. This increase as a percentage of revenue was attributable to a decline in revenue and the opening of a new development facility, offset by a reduction in headcount.

  RESEARCH AND DEVELOPMENT. Research and development expenses decreased by $180,000, or 22%, to $641,000 in 1996 from $821,000 in 1995. As a percentage of revenue, research and development expenses remained constant at 2% in 1996 and 1995. This absolute dollar decrease reflected management's decision to reduce staff and support costs in response to the loss of revenue.

  OTHER INCOME (EXPENSE), NET. Net other expense increased by $733,000, or 106%, to $1.4 million in 1996 from $689,000 in 1995. As a percentage of revenue, other expense increased to 4% in 1996 from 2% in 1995. The increase resulted primarily from the interest expense incurred on subordinated debt issued by the Company in May 1996.

  PROVISION FOR (BENEFIT FROM) INCOME TAXES. Prior to January 6, 1996, the Company operated as an S corporation for tax purposes and, accordingly, no income tax provision or liability was recorded because the results of the Company's operations were included in the returns of the individual stockholders. The tax benefit in 1996 differed from expected income tax rates primarily as a result of the conversion to a taxable corporation. On a pro forma basis, assuming the Company had been a taxable entity since its inception, income tax benefit would have been approximately $298,000 in 1996 compared to income tax expense in 1995 of $2.3 million, for an effective pro forma income tax rate of 25% and 38%, respectively. The pro forma effective rate for the year ended December 31, 1996 was lower than the federal statutory rate primarily because of a permanent difference associated with cancellation of indebtedness.

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  REVENUE. Total revenue increased by $12.4 million, or 37%, to $45.4 million in 1995 from $33.0 million in 1994. Revenue in both years was derived almost entirely from the Company's custom software development projects. Revenue peaked in the first quarter of 1995 at $12.5 million and began to decline throughout the remainder of that year due to customer project reductions.

  COST OF REVENUE. Cost of revenue increased by $8.4 million, or 46%, to $26.6 million in 1995 from $18.2 million in 1994. As a percentage of revenue, cost of revenue increased to 59% in 1995 from 55% in 1994. This increase as a percentage of revenue was attributable to increases in personnel, equipment, depreciation and facilities costs.

  SALES AND MARKETING. Sales and marketing expenses increased by $1.5 million, or 79%, to $3.4 million in 1995 from $1.9 million in 1994. As a percentage of revenue, sales and marketing expenses increased to 8% in 1995 from 6% in 1994. Sales and marketing expenses increased due to the Company's increase in sales staff from three employees as of December 31, 1994 to nine as of December 31, 1995, as well as an expansion in marketing activity. These increases were a result of the Company's efforts to reverse the decline in revenue in response to the project curtailment by a major customer.

  GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by $3.4 million, or 79%, to $7.7 million in 1995 from $4.3 million in 1994. As a percentage of revenue, general and administrative expenses increased to 17% in 1995 from 13% in 1994. This increase was primarily the result of costs relating to new facilities and infrastructure, as well as a staff increase of 33 employees to support significant projects which were later curtailed by a major customer. In addition, this increased cost structure reflected professional service personnel, whose salaries otherwise would have been charged to cost of revenue but whose salaries were accounted for as general and administrative expenses during periods when they were underutilized.

  RESEARCH AND DEVELOPMENT. Research and development expenses increased by $339,000, or 70%, to $821,000 in 1995 from $482,000 in 1994. As a percentage of total revenue, research and development expenses remained constant at 2% in 1995 and 1994. The majority of research and development expenditures in 1995 were focused on the development of non-LNP software products.

  OTHER INCOME (EXPENSE), NET. Net other expense increased by $553,000, or 407%, to $689,000 in 1995 from $136,000 in 1994. As a percentage of revenue, other expense increased to 2% in 1995 from 0% in 1994. The primary increase was interest cost due to an additional $4.4 million in capital lease obligations.

  PROVISION FOR (BENEFIT FROM) INCOME TAXES. The Company had no tax provision in either 1995 or 1994 due to its non-taxable status. On a pro forma basis, assuming the Company had been a taxable entity since its inception, the provision for income taxes would have been $2.3 million and $3.0 million in 1995 and 1994, respectively, representing an effective income tax rate of 38% for both years. The rates were above the federal statutory rate primarily because of state income taxes.

QUARTERLY RESULTS OF OPERATIONS

  The Company has experienced quarterly fluctuations in its operating and financial results, due to many factors, including fluctuating demand for custom software development projects, the timing and magnitude of new projects, cancellations or delays of projects, the timing of the introduction and market acceptance of its LNP products and fluctuations in costs, particularly personnel, equipment and facilities costs, associated with the Company's infrastructure. The Company expects quarterly fluctuations to continue as the Company introduces new software releases, new products and continues its expansion. Quarterly fluctuations may also result from the timing of introduction of products and services by the Company's competitors and other market factors. See "Risk Factors--Fluctuations in Quarterly Results of Operations".

  The tables below present unaudited quarterly statement of operations data for each of the seven quarters through September 30, 1997. This information has been derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements contained elsewhere in this Prospectus and, in the opinion of the Company, includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the information. These unaudited quarterly results should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                    QUARTER ENDED
                          ----------------------------------------------------------------------
                          MARCH 31,  JUNE 30, SEPT. 30,  DEC. 31, MARCH 31,  JUNE 30,  SEPT. 30,
                            1996       1996     1996       1996     1997       1997      1997
                          ---------  -------- ---------  -------- ---------  --------  ---------
                                                     (UNAUDITED)
                                                    (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Revenue:
 License fees and
  related services......   $   500    $    0   $  335     $   47   $ 2,200   $ 5,370    $ 6,912
 Other services.........     8,258     9,665    8,664      9,449     5,873     4,924      4,755
                           -------    ------   ------     ------   -------   -------    -------
 Total revenue..........     8,758     9,665    8,999      9,496     8,073    10,294     11,667
                           -------    ------   ------     ------   -------   -------    -------
Cost of revenue:
 License fees and
  related services......       300        --      150         --     1,555     1,964      1,550
 Other services.........     5,939     6,524    5,879      5,739     4,205     4,267      5,561
                           -------    ------   ------     ------   -------   -------    -------
 Total cost of revenue..     6,239     6,524    6,029      5,739     5,760     6,231      7,111
                           -------    ------   ------     ------   -------   -------    -------
Gross margin............     2,519     3,141    2,970      3,757     2,313     4,063      4,556
Operating expenses:
 Sales and marketing....       690       512      718        993       762     1,120      1,554
 General and
  administrative........     2,373     1,738    2,240      2,236     2,008     2,265      2,072
 Research and
  development...........       419       205       10          7       597       221        348
                           -------    ------   ------     ------   -------   -------    -------
 Total operating
  expenses..............     3,482     2,455    2,968      3,236     3,367     3,606      3,974
                           -------    ------   ------     ------   -------   -------    -------
Operating income (loss).      (963)      686        2        521    (1,054)      457        582
Other expense, net......      (290)     (384)    (455)      (293)     (365)     (404)      (310)
                           -------    ------   ------     ------   -------   -------    -------
Income (loss) before
 income taxes...........    (1,253)      302     (453)       228    (1,419)       53        272
Provision for (benefit
 from) income taxes.....       (82)      117      (44)        90    (1,228)       46        234
                           -------    ------   ------     ------   -------   -------    -------
Net income (loss).......   $(1,171)   $  185   $ (409)    $  138   $  (191)  $     7    $    38
                           =======    ======   ======     ======   =======   =======    =======
Pro Forma:
 Income (loss) before
  income taxes..........   $(1,253)   $  302   $ (453)    $  228
 Provision for (benefit
  from) income taxes....      (318)       77     (115)        58
                           -------    ------   ------     ------
 Net income (loss)......   $  (935)   $  225   $ (338)    $  170
                           =======    ======   ======     ======
AS A PERCENT OF TOTAL
 REVENUE:
Revenue:
 License fees and
  related services......       5.7%      0.0%     3.7%       0.5%     27.3%     52.2%      59.2%
 Other services.........      94.3     100.0     96.3       99.5      72.7      47.8       40.8
                           -------    ------   ------     ------   -------   -------    -------
 Total revenue..........     100.0     100.0    100.0      100.0     100.0     100.0      100.0
                           -------    ------   ------     ------   -------   -------    -------
Cost of revenue:
 License fees and
  related services......       3.4       0.0      1.7        0.0      19.2      19.1       13.3
 Other services.........      67.8      67.5     65.3       60.4      52.1      41.4       47.6
                           -------    ------   ------     ------   -------   -------    -------
 Total cost of revenue..      71.2      67.5     67.0       60.4      71.3      60.5       60.9
                           -------    ------   ------     ------   -------   -------    -------
Gross margin............      28.8      32.5     33.0       39.6      28.7      39.5       39.1
Operating expenses:
 Sales and marketing....       7.9       5.3      8.0       10.5       9.4      10.9       13.3
 General and
  administrative........      27.1      18.0     24.9       23.5      24.9      22.0       17.8
 Research and
  development...........       4.8       2.1      0.1        0.1       7.4       2.1        3.0
                           -------    ------   ------     ------   -------   -------    -------
 Total operating
  expenses..............      39.8      25.4     33.0       34.1      41.7      35.0       34.1
                           -------    ------   ------     ------   -------   -------    -------
Operating income (loss).     (11.0)      7.1      0.0        5.5     (13.0)      4.5        5.0
Other expense, net......      (3.3)     (4.0)    (5.1)      (3.1)     (4.5)     (3.9)      (2.7)
                           -------    ------   ------     ------   -------   -------    -------
Income (loss) before
 income taxes...........     (14.3)      3.1     (5.1)       2.4     (17.5)      0.6        2.3
Provision for (benefit
 from) income taxes.....      (0.9)      1.2     (0.5)       0.9     (15.2)      0.4        2.0
                           -------    ------   ------     ------   -------   -------    -------
Net income (loss).......     (13.4)%     1.9%    (4.6)%      1.5%     (2.3)%     0.2%       0.3%
                           =======    ======   ======     ======   =======   =======    =======
Pro Forma:
 Income (loss) before
  income taxes..........     (14.3)%     3.1%    (5.1)%      2.4%
 Provision for (benefit
  from) income taxes....      (3.6)      0.8     (1.3)       0.6
                           -------    ------   ------     ------
 Net income (loss)......     (10.7)%     2.3%    (3.8)%      1.8%
                           =======    ======   ======     ======

  During 1996, license fees and related services revenue of approximately $900,000 reflected the delivery of non-LNP products to a major customer primarily in the first and third quarters. License fees and related services revenue significantly increased in the quarters ended March 31, June 30, and September 30, 1997, reflecting market acceptance of the Company's LNP products, rising to 59% of total revenue in the quarter ended September 30, 1997. Other services revenue fluctuated during 1996 due to the timing and completion of customer software development projects. In the fourth quarter of 1996, significant services revenue resulted from the completion of a major custom software development project at BellSouth, which did not continue into 1997. Furthermore, other services revenue declined substantially in absolute dollar terms in 1997 as a result of the Company's strategic shift to a product-based business. Other services revenue was adversely impacted in the second and third quarters of 1997 due to delays in signing contracts with two major customers for which work had commenced. See "Risk Factors--Fluctuations in Quarterly Results of Operations", "--Reliance on Significant Customers" and "--Shift in Strategic Focus From Custom Services to Software Products".

  Total cost of revenue has remained relatively constant in absolute dollar terms from the quarter ended March 31, 1996 through the quarter ended September 30, 1997. However, cost of revenue as a percentage of revenue has varied significantly from quarter to quarter, reflecting quarterly fluctuations in revenue. Total cost of revenue in the quarter ended March 31, 1996 as a percentage of revenue was significantly higher than the three succeeding quarters, a result of cost overruns on two projects completed in that quarter. Total cost of revenue as a percentage of revenue in the quarter ended December 31, 1996 declined from previous quarters as a result of increased revenue associated with the completion of the BellSouth contract. In the first and second quarters of 1997, significant research and development expenses were charged to cost of revenue. This resulted from the Company entering into a license with a major customer prior to completion of the internal development effort. Total cost of revenue in the quarters ended June 30 and September 30, 1997 as a percentage of revenue declined significantly from the immediately preceding quarter, as license fees and related services revenue, which has a lower cost, significantly increased as percentage of total revenue. Cost of license fees and related services in the first three quarters of 1997 reflect increasing productivity in the installation of LNP software as well as license cost. Cost of other services in the third quarter of 1997 was increased as a result of personnel costs incurred in anticipation of the signing of customer contracts.

  Sales and marketing expense declined in absolute dollars and as a percentage of revenue in the quarter ended June 30, 1996 as a result of staff reduction. As the Company began to implement its strategic shift to LNP products and related services in late 1996, the Company reorganized its sales and marketing organization to implement its new product strategy, resulting in the gradual hiring of 16 individuals and the establishment of five sales offices. Additionally, product launch expenses caused a higher than normal spending level in the quarter ended December 31, 1996.

  In the quarter ended March 31, 1996, general and administrative expense increased in part due to the Company increasing its bad debt reserve by approximately $577,000. In the quarter ended September 30, 1996, the Company increased its provision for pension plan liabilities by $430,000. Both of these changes significantly impacted operating results in the respective periods. In addition, general and administrative expenses increased in 1996 because of the allocation to general and administrative expense of the salaries and other expenses associated with underutilized custom development personnel. From the quarter ended March 31, 1997 through the quarter ended September 30, 1997, general and administrative expense has declined as a percentage of revenue, reflecting improved productivity, partially offset by investments in management, financial and quality control systems to support the Company's anticipated growth.

  Research and development expense in quarters prior to June 30, 1996 was related to non-LNP products. Following the strategic decision to invest in standard software products, in late 1996, a software development laboratory was established, personnel were hired, and overall spending increased significantly. In the quarters ended September 30, 1996 and December 31, 1996, the cost of certain development personnel was allocated from research and development to the cost of performing a specific custom development project. This caused abnormally low levels of research and development expense in absolute terms and as a percentage of revenue in such periods. In addition, significant research and development expenses were recorded as cost of revenue in the first two quarters of 1997.

  The Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Although the Company has recently experienced revenue growth, in particular with respect to software license revenue, such growth should not be considered indicative of future revenue growth, if any, or of future operating results. Failure by the Company, for any reason, to increase revenue would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Fluctuations in Quarterly Results of Operations".

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its operations through a combination of cash flow from operations and borrowings. In addition, on May 31, 1996, the Company completed a private placement of $6.5 million in subordinated debt. At September 30, 1997, the Company's principal sources of liquidity included $3.3 million of cash and cash equivalents, a $7.0 million secured bank line of credit and a term loan agreement of $1.5 million, both of which expire in September 1998. The Company had outstanding letters of credit under the line of credit in the amount of approximately $664,000, and $667,000 outstanding with respect to the term debt as of September 30, 1997. During December 1997, the Company increased total available borrowings under its line of credit to $10.0 million. The Company intends to renew these credit facilities in 1998; however, there can be no assurance that the Company will be able to obtain adequate credit facilities on commercially reasonable terms or at all. The Company is required under the credit line to comply with certain financial covenants, with which the Company was in compliance at September 30, 1997 or waivers had been obtained.

  The Company has senior subordinated promissory notes payable to stockholders in the amount of $6.8 million bearing semi-annual interest payments at a rate of 9% beginning April 1996, and principal repayments of $1.6 million due semi-annually beginning in 2000. The Company also has notes payable to stockholders in the amount of $5.1 million bearing annual interest payments of 7.25%, with the principal due in 2006. The loan agreements contain covenants, including the maintenance of certain amounts of working capital and tangible net worth and limits on loans to related parties. The Company expects to use a portion of the proceeds of this offering to retire all of its subordinated promissory and stockholder notes and related accrued interest. See "Use of Proceeds".

  Net cash provided by operating activities totaled $1.8 million in 1995, $1.5 million in 1996 and $4.2 million in the nine months ended September 30, 1997. Net cash provided by operations in the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997 were substantially impacted by net income (loss) and non-cash charges, particularly depreciation and amortization expense, which totaled $2.5 million, $3.5 million and $2.9 million in the respective periods. In 1995 and 1996, net contract receivables, unbilled work-in-progress, unearned revenue and customer deposits used operating cash of $6.5 million and $2.6 million in the respective periods. Such cash usage was higher in 1995 due to several large contracts in the fourth quarter of 1995 which were billed and not collected, or in certain cases, not yet billed because project milestones had not been met. In 1997, the Company shifted predominantly to fixed-price contracts from time-and-materials billings. Such contracts typically include large milestone payments and initial down payments which may be billed and collected prior to actual completion of the related integration and consulting effort. As a result, unearned revenue and customer deposits provided $5.8 million in operating cash flow for the nine months ended September 30, 1997. Contract receivables and unbilled work-in-progress at September 30, 1997 used $3.2 million in operating cash flow.

  Net cash used in investing activities totaled $1.9 million in 1995, $2.1 million in 1996 and $2.1 million in the nine months ended September 30, 1997. Net cash used in each period related primarily to purchases of furniture, fixtures and computer equipment.

  Financing activities used $6.8 million in 1995, provided $2.6 million in 1996 and used $2.2 million in the nine months ended September 30, 1997. In 1995, as an S corporation, the Company distributed $5.8 million to stockholders and had a net repayment of long-term obligations totaling $1.0 million. In 1996, the Company obtained aggregate financing of $10.8 million, of which $7.7 million was used to repay long-term obligations. Financing activities in the nine months ended September 30, 1997 were primarily repayments of capital lease obligations totaling $2.3 million.

  At September 30, 1997, the Company had $5.6 million in working capital. The Company's principal commitments at September 30, 1997 were leases on its three facilities in the Denver metropolitan area and other operating leases totaling $23.2 million, net of sublease income, and capital lease obligations totaling $4.3 million. There were no material commitments for future capital expenditures at that date. The Company believes that the proceeds from the sale of the Common Stock in the offering, combined with existing cash balances, available credit facilities and funds generated by operations will be sufficient to meet its anticipated working capital and capital expenditure requirements for at least the next 12 months.

RECENT ACCOUNTING PRONOUNCEMENTS

  The Company has determined that the adoption of the recently issued Statement of Position 97-2, "Software Revenue Recognition" and Statements of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", No. 129, "Disclosures of Information about Capital Structure", No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosures about Segments of an Enterprise and Related Information", will not have a material impact on the timing of the Company's revenue recognition or its footnote disclosures. The pro forma effect of SFAS No. 128 is disclosed in the Notes to the Financial Statements included herein.

                                   BUSINESS

  Evolving Systems is a leading provider of selected software solutions and services that enable telecommunications carriers to address the technical challenges to their operational support systems created by the industry's rapidly changing competitive and regulatory environment. The Company's first-to-market LNP software solution, which enables carriers to meet the requirements that customers retain their local phone number when changing service providers, has been chosen by two of the five RBOCs and two of the three leading long distance carriers. The Company believes that the implementation of LNP will require significant changes in a broad range of carriers' software and systems that perform mission critical functions such as ordering, provisioning, service assurance and billing, collectively known as OSS.

INDUSTRY BACKGROUND

 THE TELECOMMUNICATIONS INDUSTRY

  Historically, telecommunications carriers operated in a highly regulated environment, with both local and long distance telephone service providers operating as monopolies with little competition. More recently, however, the U.S. and many foreign governments have begun to deregulate the telecommunications industry in order to reduce prices and improve telecommunications services through increased competition. Deregulation and the widespread adoption of new telecommunications technologies, such as fiber optics, digital wireless telephony and Internet-based services, have significantly increased the number of telecommunications carriers and created an increasingly competitive market. New entrants to the telecommunications service market include competitive local carriers, alternate access providers and wireless operators. To be competitive in this new environment, telecommunications service providers are seeking to rapidly enter new markets by offering differentiated services in a cost-effective manner.

  The U.S. long distance market was opened to competition beginning in the early 1980s. More recently, the Act provides for the introduction of competition in local telephone service, allowing long distance, wireless and other carriers to enter local telephone markets. The Act, among other things, requires RBOCs and other ILECs to offer LNP, which allows customers to retain their local phone numbers regardless of the carrier providing local telephone service. The Act also requires that carriers unbundle local services and facilities, which requires that access to ILECs' ordering, service provisioning and billing systems be made available to competing carriers.

  Similar initiatives to deregulate local telephone service have been adopted or are being considered in a number of foreign markets, including Australia, Belgium, Canada, Germany, Holland, Hong Kong and the United Kingdom. Recent adoption of the World Trade Organization agreement on basic telecommunications services may accelerate this trend. For example, the Canadian Radio-Television & Telecommunications Commission (the "CRTC") issued a report in 1995 in which LNP was identified as the critical catalyst to encourage competition among local telephone carriers. In 1997, the CRTC issued Decision 97-8, under which all service providers would gain equal access to local markets, providing impetus for the implementation of LNP throughout Canada.

  These new competitive and regulatory pressures have created significant technological challenges for both existing and new carriers. Existing carriers must develop new systems that are interoperable with their legacy systems, not only to support the LNP and unbundling requirements of the Act but also to enable them to respond to increasing competitive challenges. In addition, new entrants to local telephone markets require LNP solutions that do not depend on an existing OSS infrastructure and that can be deployed quickly and cost-effectively. Thus, the Company believes that carriers' OSS are evolving from back-office legacy systems to strategic business systems that play an increasingly important role in enhancing competitiveness as well as enabling compliance with the requirements of the Act.

 OPERATIONAL SUPPORT SYSTEMS

  OSS encompass a broad array of software and systems that perform critical functions for telecommunications carriers, including ordering, provisioning, service assurance and billing. Ordering systems allow carriers to collect customer information, retrieve current service information, capture and validate new service requests, verify the availability of selected services and transmit completed orders to one or more provisioning OSS. Carriers use provisioning systems to install services for new customers and to change or add services for existing customers. Service assurance systems allow carriers to perform the testing, monitoring and reporting necessary to maintain network availability and feed operational data to other business systems. Billing systems are used by carriers to collect, collate, manage and report billing information. The following diagram depicts four areas of OSS and the key functions they provide.

 [DIAGRAM APPEARS HERE DEPICTING THE OSS FUNCTIONAL AREAS, INCLUDING ORDERING,
                 PROVISIONING, SERVICE ASSURANCE AND BILLING]

  Historically, as existing carriers have added new services, such as wireless or Internet-based services, they have developed multiple, distinct OSS. These legacy, proprietary OSS have typically been mainframe-based systems that in many cases utilize incompatible software and technologies, making communication among systems difficult. These OSS are further strained by the many incremental changes that have been made in order to accommodate new technologies, such as client/server technology and advancements in data networking, and the proliferation of value-added services, such as call waiting, call forwarding and voice mail. Despite these difficulties, carriers are unable to completely replace existing OSS due to the large investments and vast amounts of historical data contained in these systems. As a result, carriers continue to make incremental modifications to these OSS, further increasing their complexity and interoperability difficulties.

 LNP CHALLENGES TO CURRENT OSS

  The LNP requirements of the Act pose significant technological challenges to existing carriers' OSS, which are already strained by the changes caused by increasing competition, new technologies and the introduction of value-added services. LNP invalidates a fundamental design assumption of many existing OSS, which is the association between a customer's telephone number and the geographic location of a carrier's particular physical switch. Provisioning systems now must be able to receive and distribute on a real-time basis certain customer data in order to assure proper call handling, routing and completion. If the LNP data from ported numbers are not properly distributed to all carriers, calls to and from that number will not be routed correctly causing service problems for customers. Moreover, carriers that have not implemented LNP may incur substantial call termination or "dip" charges if they direct calls to regions where LNP has been mandated. After altering provisioning systems, carriers must then implement changes throughout many of their other OSS. These OSS are "hard-coded" in that each telephone number corresponds to a physical switch for the ordering, service assurance and billing systems. The implementation of LNP also requires new systems to pool, allocate and assign telephone numbers. Changes will be required to existing billing systems, which currently associate a telephone number with a fixed geographic location. As a result of these challenges, the Company believes a significant market opportunity exists for a range of LNP and OSS solutions that address the following needs of existing and new carriers:

  . ROBUST LNP PROVISIONING SOLUTION. Carriers require flexible, scalable LNP provisioning solutions that allow them to cost-effectively support number portability for customers, as well as to address regulatory requirements. ILECs require LNP solutions that interface with regional number portability databases operated by the Number Portability Administration Centers ("NPACs"), which maintain and track data on ported telephone numbers, existing OSS, network switches and components. New wireless or other competitive local exchange carriers ("CLECs") require LNP solutions that do not depend on an existing OSS infrastructure and that can be deployed quickly and cost-effectively. These LNP solutions should be based on industry standards to allow carriers flexibility with respect to subsequent OSS decisions and implementation. Additionally, solutions should be based on standard software products to minimize custom development efforts and deployment timeframes.

  . INTEROPERABILITY AMONG CARRIERS. LNP and other requirements of the Act give rise to a variety of inter-carrier transactions by which services and access to facilities are bought and sold. When a customer ports a telephone number to a new service provider, the new service provider typically needs to provide, at a minimum, the range of services and facilities offered by the previous service provider. These services may include, for example, voice mail, call forwarding, directory assistance, calling card and operator services. If the new service provider does not offer all of these services, it may need to purchase certain services from the previous service provider. Although inter-carrier transactions can be processed manually, the Company believes that as the volume and complexity of inter-carrier transactions increase, both existing and new carriers will seek new OSS to process such transactions in order to reduce costs and minimize errors.

  . SEAMLESS DATA DISSEMINATION THROUGHOUT CARRIERS' OSS. By introducing fundamental changes in the relationships among carriers' various OSS, LNP requires changes in how data are managed and disseminated within carriers. LNP allows carriers or customers to initiate changes in data relating to a customer or telephone number. Therefore, carriers must be able to disseminate LNP-related data throughout their OSS on a real-time basis. Thus, LNP creates the need for an OSS environment that supports multiple applications and that provides carriers with a central database to which other OSS can interface to obtain data on the carrier and the location of the switch servicing the telephone number. These data also include billing addresses to be utilized for rating purposes, and the facilities and value-added services now being provided for customer service, network management and maintenance purposes. Such an OSS environment should also contain standard legacy application interfaces to minimize implementation time.

  . EXPERIENCED AND RELIABLE IMPLEMENTATION PROVIDER. To provide necessary support services for these LNP and LNP-related solutions, carriers will need vendors with significant telecommunications software and OSS-related domain expertise. ILECs need such vendors in order to integrate LNP and LNP-related solutions into their multiple legacy systems. CLECs that do not have personnel with the required expertise will need vendors to provide such services and expertise. These needs are further complicated by the fact that LNP implementation only began to occur in 1997, and few solution providers have experience in implementing LNP.

THE EVOLVING SYSTEMS SOLUTION

  Recognizing the opportunity created by the ongoing deregulation of local telephone service, the Company has capitalized on its historic strength as a leading architect and developer of solutions for satisfying technically challenging OSS requirements to position itself as a provider of next-generation OSS solutions. The Company has initially focused on developing LNP products to address the immediate needs of carriers, quickly establishing itself as a leading supplier of LNP-based OSS solutions. The Company intends to leverage its initial LNP success to address the evolving needs of telecommunications service providers by developing and providing a family of innovative service provisioning and OSS solutions. The Company's MetOSS family of product offerings, including current LNP products and future LNP-related provisioning and OSS platform products, is designed to provide comprehensive, flexible, reliable and scalable solutions to meet carriers' needs in today's rapidly changing multi-carrier market. The Company's approach seeks to offer carriers time-to-market advantages, protection for legacy system investments, and cost-effective OSS deployment, staffing, operation and maintenance.

  The Company's LNP and OSS solutions are designed to offer the following benefits:

  . LEADING LNP SOLUTIONS. The Company delivered the first-to-market LNP OSS solution, which has been chosen by two of the five RBOCs and two of the three leading long distance carriers. The Company's MetOSS LNP products, OrderPath, NumberManager and NodeMaster, allow any telecommunications service provider to meet the mandates of the Act by enabling LNP when a customer changes carriers. The Company was a pioneer in developing standards and interface requirements for carriers to communicate with the NPACs, regional third-party clearinghouses required by the Act to oversee, mediate, track and resolve all customer LNP-related issues among U.S. carriers. The Company acted as the primary software architect and developer for the systems software used by Lockheed, one of two companies chosen as NPAC administrators.This enabled the Company to gain considerable time-to-market advantages and comprehensive knowledge of the operational and technical challenges facing the industry in commercially developing and releasing an LNP solution for carriers. The Company has developed an open, client/server based-LNP solution that allows carriers significant flexibility and rapid LNP deployment. Additionally, the Company's solutions comply with OSS interoperability standards governed by the Telecommunications Management Network ("TMN"), a global standards body for carriers, facilitating future changes to their OSS. The Company's solution also allows carriers to avoid the potentially significant "dip" charges that might otherwise be imposed based upon termination of calls in regions where LNP has been mandated.

  . LNP-RELATED APPLICATIONS TO PROVIDE INTEROPERABILITY AMONG CARRIERS. The Company intends to release new OSS provisioning applications that are designed to enable carriers to effectively perform LNP-related inter-carrier provisioning transactions. Targeted for release by the end of 1998 or early 1999, the Company's new MetOSS provisioning applications, Local Service Exchange and Number Exchange, are designed to facilitate interoperability among carriers. Carriers utilizing Local Service Exchange will be able to coordinate the provisioning of facilities and services for LNP customers who wish to receive the same or similar services provided by their previous service provider. Local Service Exchange will enable carriers to initiate and process local service requests ("LSRs"). Local Service Exchange will allow carriers to track service provisioning response and turnaround times with other carriers and should reduce the number of errors associated with the manual processing of LSRs. Number Exchange will address the telephone number pooling, allocation and assignment requirements brought about by LNP, as well as provide a database to support call origination and termination identification thereby enabling accurate rating and billing for calls to or from regions which have implemented LNP.

  . OSS PLATFORM TO FACILITATE DATA DISSEMINATION. The Company is developing its MetOSS-Global Enterprise Management System ("GEM") platform, an OSS environment that supports multiple applications and includes a scalable, extensible database, APIs for third-party developers to write compatible applications, business logic that governs the data dissemination throughout other OSS platforms and standard legacy application interfaces to facilitate rapid implementation. This platform is designed to provide a common, enterprise-wide and standards-based data scheme so that all of carriers' OSS can easily obtain data that has been affected by LNP.The GEM platform offers a high degree of modularity, with the first modules targeted for release by the end of 1998 or early 1999. The Company's platform is designed to provide interoperability standards and interfaces, allowing customers to select OSS applications developed by the Company or other third-party developers. The Company believes that customers adopting the MetOSS-GEM platform will realize savings on training, operations and maintenance due to the common user and operational interfaces.

  . COMPREHENSIVE RANGE OF SERVICES. The Company offers a comprehensive array of professional services, including product and system integration, custom software development and consulting services. The Company's service offerings build on more than a decade of experience with leading telecommunications companies such as GTE and Lucent, which has enabled the Company to develop significant expertise in implementing highly complex, technically challenging OSS solutions. The Company also provides customer support, including system installation, testing, training, enhancements and upgrades, help desk support, user group seminars and software audits. The Company believes that this full range of professional and customer support services represents a source of competitive advantage.

THE EVOLVING SYSTEMS STRATEGY

  The Company's objective is to become a leading provider of next-generation OSS solutions to telecommunications companies. Key elements of the Company's strategy include:

  . MAINTAIN MARKET LEADERSHIP IN SERVICE PROVISIONING PRODUCTS. The Company intends to continue leveraging its LNP market position to obtain leadership positions in future provisioning applications and OSS products, as well as to influence standards in these areas. By targeting OSS areas where the Company possesses domain knowledge and expertise, the Company believes it can rapidly capture market share. The Company believes that its close relationship with Lockheed, which is one of two NPAC administrators and the firm responsible for third-party administration of telephone numbers, affords the Company industry foresight into the future direction and needs of carriers' LNP-related provisioning and other OSS requirements. For example, the Company's Local Service Exchange and Number Exchange provisioning products, which are expected to be released by late 1998 or early 1999, are designed to facilitate interoperability among carriers.

  . DEVELOP NEXT-GENERATION OSS APPLICATIONS PLATFORM. The Company's MetOSS-GEM platform is designed to offer carriers an OSS environment that supports multiple applications developed by the Company or by third-party developers. The Company plans to incorporate interoperability standards in its platform architecture to allow service providers and third-party software developers to design applications using the Company's development environment and APIs. The Company believes that this platform product, slated for initial release by late 1998 or early 1999, will enable carriers to effectively disseminate LNP-related data throughout carriers' OSS infrastructures. The Company's OSS platform is being designed to offer carriers an integrated migration path to solve future OSS challenges, reduce training and staffing costs and extend the life of OSS investments and technologies.

  . LEVERAGE TELECOMMUNICATIONS DOMAIN EXPERTISE. The Company intends to leverage its considerable domain expertise in telecommunications software and systems integration services to develop its MetOSS product offerings, including the platform, provisioning and other OSS products. The Company believes that its experience with large telecommunications companies over the past decade in developing pioneering solutions for critical needs in the areas of customer provisioning, network management and wireless data has allowed it to develop broad domain expertise and technical skills. The Company also intends to selectively maintain custom software development projects with leading telecommunication companies in order to maintain its domain expertise.

  . EXPAND STRATEGIC PARTNERSHIPS. The Company intends to facilitate the development of third- party software applications that are compatible with its MetOSS-GEM platform by introducing in late 1998 or early 1999 a third-party software application development environment and a set of application specifications for its platform. By developing partnerships with leading ordering, billing and service assurance application providers, the Company believes carriers that adopt its OSS platform will be able to adopt point applications from multiple vendors while maintaining data interoperability across such applications. In order to broaden its sales presence and further penetrate selected accounts and international markets, the Company plans to complement its direct sales efforts through relationships with systems integrators and services organizations.

  . MAINTAIN PROFESSIONAL SERVICE EXPERTISE. The Company intends to maintain a strong focus on its professional services and systems integration business activities in order to facilitate sales of software products and gain ongoing insight into customer requirements. The Company will continue to perform systems integration in key OSS domain areas and in implementation of its MetOSS products. For example, the Company intends to provide product integration and support services to customers who have licensed third-party applications that support the Company's MetOSS platform products.

METOSS APPLICATION AND PLATFORM ARCHITECTURE

  The Company's existing LNP applications and future provisioning applications are designed as open client/server applications, supporting Windows 95, Windows NT, and Java-based clients, HP/UX-based server operating systems and Oracle relational database software. The applications use object-oriented application methodologies and afford users a modular, scalable solution. The Company has a strong commitment to the Internet as all current and future applications are being designed to incorporate the use of Java and web browsers. The Company's applications are designed to function either on a standalone basis or concurrently with other applications on the Company's MetOSS-GEM platform.

  The Company's MetOSS-GEM platform is being designed and developed to support multiple, interoperable OSS applications running concurrently in a distributed, scalable network computing environment. The platform will support the HP/UX-based server operating system and Oracle relational database software, and incorporates selected components from third-party middleware suppliers. The Company has published rules and standards on the use of the platform for its internal, third-party and customer software developers, including user interface and API specifications, as well as guidelines for data extensibility between OSS.

METOSS PRODUCTS

  The Company's MetOSS products include its LNP-based service provisioning products, its future provisioning products, which will address carrier requirements created as a result of LNP, and its future OSS platform products.

 LNP PRODUCTS

  The Company's LNP products enable carriers to accommodate customer requests to change carriers while retaining the same phone number, and to obtain and disseminate call routing data to carriers' networks. The Company currently offers three LNP products, which were released in the first half of 1997. The Company's LNP products are licensed under perpetual licenses and may be licensed separately or bundled as a complete solution. The prices for such licenses are based upon modules selected by the customer and the number of access lines or wireless subscribers serviced by the customer. Prices start at approximately $200,000 for a limited-use license and are graduated in intervals to over $1 million for unlimited access line/subscriber use. Customers licensing an application on a limited usage basis pay additional license fees as their number of access lines/subscribers increases. The Company is currently in the process of enhancing its LNP products to address the marketplace requirements and standards being developed for the wireless industry. General software upgrades and enhancements for all products are planned. The following diagram depicts the Company's current LNP products and how they are designed to interface to legacy and other OSS applications and gateways.

                      [Diagram appears here depicting the
                      relationship between the Company's
                        current LNP products and other
                             elements of the OSS]

  ORDERPATH enables carriers to process requests by customers for changing carriers while retaining the same telephone number. OrderPath provides a direct link by the carrier to any of the NPACs, and supports NPAC systems operated by Lockheed and by Perot Systems ("Perot"). The Company's products are also sold with a number of standard interfaces to legacy systems, such as Bellcore's SOAC system. Consistent with the Company's standards-based approach, the product complies with North American Numbering Council specifications, which specify carrier interoperability with the NPAC.

  NUMBERMANAGER enables carriers to receive downloads from NPACs, allowing carriers to update their network switches, provisioning systems and other OSS on a real-time basis as numbers are ported. NumberManager supports both Lockheed and Perot-operated NPACs, as well as a number of standard interfaces to switching equipment from leading vendors, such as Nortel, Ericsson, Lucent, and Bellcore.

  NODEMASTER complements OrderPath and NumberManager by providing an interface between NumberManager and the carriers' physical network infrastructures. NodeMaster is also sold with standard interfaces to hardware switches and equipment from leading vendors. NodeMaster was designed to provide carriers with the flexibility to operate in a multi-vendor hardware environment.

 FUTURE SERVICE PROVISIONING PRODUCTS

  The Company believes that as carriers implement LNP solutions they will see a need for other OSS products that interface with these solutions. The Company plans to develop a family of complementary OSS products based upon its MetOSS architecture that will streamline customer provisioning and support. The Company expects these products to be released by late 1998 or early 1999, and to be licensed on a perpetual basis with pricing similar to the Company's LNP products. The following diagram illustrates how the Company's MetOSS-GEM platform is designed to extend a carrier's OSS environment to support multiple applications developed by the Company or third-party developers.

                [Diagram appears here depicting the Company's
                 current and planned products in relation to
                      the Company's MetOSS-GEM platform]

  The Company has the following MetOSS products under development.

  LOCAL SERVICE EXCHANGE is being designed to automate the creation and exchange of LSRs between carriers. LSRs contain the details of customers' services such as call waiting, call forwarding and voice mail. This product automates the LSR process, which is currently performed in a costly manual fashion. The Company expects LSR processing volume to increase as a result of deregulation and LNP. The product provides an interface between carriers and meets industry standards, such as the Order and Billing Forum specifications, which define interfaces and record formats for the electronic exchange of orders and billing data.

  NUMBER EXCHANGE is being designed to address the telephone number management and allocation requirements of service providers who have implemented LNP solutions. Upon the introduction of LNP, service providers will be required to implement systems which provide more efficient and automated telephone number pooling, number management, allocation and reservations, as well as interface with the new third-party telephone number administrator. Number Exchange provides carriers with interfaces to these telephone number administrators, allowing carriers control of their number pooling, administration and assignment, which were previously under the control of ILECs. NumberManager also is being designed to track the coordinates of call origination and termination, in order to ensure accurate rating of calls for billing purposes.

 FUTURE PLATFORM PRODUCTS

  The Company is currently developing MetOSS-GEM, an OSS environment that supports multiple applications, that is designed to enable carriers to effectively disseminate LNP and other data throughout carriers' OSS infrastructures. Carriers that adopt the Company's platform will be able to choose among leading third-party applications in ordering, provisioning, service assurance and billing, share data effectively among these applications and rapidly implement multiple applications. The Company expects to sell the modules both separately and as an integrated solution. The Company anticipates the first release of the platform by late 1998 or early 1999.

  The first release of the Company's MetOSS-GEM platform product is scheduled to incorporate three functional modules. The specifications for the Shared Services Module set forth standards for the design and development of both the Company's and third parties' OSS applications written to the platform. The Shared Services Module is intended to provide common services, such as transaction processing, data sharing and security among all applications operating on the platform. While the initial version of the Shared Services Module will be comprised primarily of non-proprietary, commercially available software products from third-party vendors, future versions of the Shared Services Module are anticipated to add proprietary functionality, as well as the rules and standards for use of third-party components. The Enterprise Information Module is being designed to provide data warehousing and a single enterprise data view across all applications. The data and information in the Enterprise Information Module is intended to be accessed and utilized for a wide range of applications and reporting, such as parity reporting and churn analysis. The Development Environment Module will provide the rules and programming interfaces to be used by internal, third-party, or customer software application developers for compatibility with MetOSS.

  The Company is developing two additional MetOSS modules for subsequent release, the Gateway Module and the Extensibility Module. The Gateway Module is being designed to provide the mechanism for integrating external systems into the MetOSS environment, thus allowing carriers to benefit from rapid implementation and data communication throughout their OSS. The Gateway Module will be utilized for both inter- and intra-carrier systems and will support the most common interface protocols and devices. The Extensibility Module will define data formatting and user interfaces specifications for applications, ensuring common user interfaces, data exchange and sharing among applications. See "Risk Factors--Rapid Technological Change; Risks Associated With New Versions and New Products; Risks of Software Defects".

 SERVICES

  The Company's professional services are focused primarily on product integration, systems integration and customer support. The Company prices its professional services on either a fixed-price or a time-and-materials basis.

  PRODUCT INTEGRATION. The Company's proprietary Product Integration Review ("PIR") process defines customer requirements associated with the installation and integration of the Company's software products. The Company's PIR produces a set of documents that describe the project deliverables, installation process, any legacy system interfaces and software development requirements, as well as the project timeline and milestones. The Company believes its PIR positions it for a successful customer relationship and creates opportunities for additional product sales or services engagements.

  SYSTEMS INTEGRATION AND CUSTOM SOFTWARE DEVELOPMENT. The Company provides a range of systems integration services, including system design, database design, network design, network configuration and other system-development areas of expertise. The Company also provides systems integration services for third-party software products. The Company provides its custom software customers with software development services spanning the complete system development lifecycle from feasibility and requirements gathering through development and production rollout.

  CUSTOMER SUPPORT. The Company provides a broad array of customer support services, including 24 hour per day help desk support, problem resolution, software maintenance and scheduled software upgrades, complete training and documentation for products and services, and quality assurance. The Company's typical software maintenance agreement has a 12-month term.

CUSTOMERS

  The Company markets its products and services to a range of existing service providers, including ILECs, CLECs, interexchange carriers and competitive local exchange carriers. Historically, the Company's revenue has been generated from sales to customers in the U.S. The Company's LNP and custom software development customers by market are described below. See "Risk Factors--Reliance on Significant Customers".

  INCUMBENT LOCAL EXCHANGE CARRIERS. The Company's offerings to ILECs include LNP solutions, OSS provisioning, order activation solutions, consulting and custom software development. The Company's LNP customers include Ameritech, Southwestern Bell and Pacific Bell, and the Company has supplied custom software development projects for BellSouth, GTE, Pacific Bell and Southwestern Bell.

  WIRELESS SERVICE PROVIDERS. The Company provides wireless service providers with over-the-air provisioning and service activation software, wireless data applications and billing and cellular digital packet data ("CDPD") solutions. The Company has supplied custom software and consulting services to AT&T Wireless, Bell Atlantic Mobile, GTE Mobilenet, Southern New England Telephone and Sprint PCS.

  INTEREXCHANGE SERVICE PROVIDERS. The Company has supplied LNP and custom software for WorldCom and Sprint.

  COMPETITIVE LOCAL EXCHANGE COMPANIES. The Company provides organizations such as ICG Communications Inc., TCG and WorldCom with OSS provisioning, order entry, order activation, billing and customer care solutions, as well as professional services such as systems integration and custom software development.

  NETWORK EQUIPMENT SUPPLIERS. The Company provides software and services to equipment suppliers such as Lucent, Nortel, Ericsson and Stratus Computer, Inc., which is either integrated into hardware products or sold separately. The Company also works with these and other network equipment vendors to develop interfaces between the Company's MetOSS products and network switches and systems.

MARKETING AND SALES

  The Company's marketing efforts include direct marketing to targeted accounts, participation in selected trade shows, advertising in specific industry trade journals, presentations at industry conferences and forums, press releases to the industry and certain other marketing initiatives. The primary objectives of the Company's marketing efforts are to generate market awareness and qualified leads. The Company's sales activities are primarily conducted through a direct sales and sales support organization, complemented by other sales channels including strategic distribution partners who help to identify and qualify leads. The Company assigns a dedicated account manager to each major customer. As of December 31, 1997, the Company's direct sales force consisted of 16 individuals, located in six cities in the U.S. Due to the complex nature of the Company's products and services and to the procurement processes of its customers, the sales cycle can range from 60 days to more than a year.

  The Company's marketing and sales efforts have been focused primarily on facility-based local exchange, interexchange and wireless service providers in the U.S., and substantially all of the Company's sales have been to U.S. customers. The Company believes that significant demand exists for new OSS products and services outside of the U.S. due to increased deregulation and resulting competition. The Company intends to expand its sales and marketing efforts outside of the U.S. through a combination of direct sales in selected markets, partnering with specific third-party systems integrators and software suppliers and the extension of its relationships with existing customers as they expand into international markets. See "Risk Factors--Risk of Planned International Expansion".

RESEARCH AND DEVELOPMENT

  The Company's research and development efforts are primarily focused on identifying market requirements and performing design and development functions. These activities follow the Company's Product Development Process ("PDP") that governs the product lifecycle from concept through product launch and subsequent retirement from the marketplace through the use of cross-functional teams. The PDP provides the Company's senior management with a series of decision milestones that allows management to consider ongoing projects on a regular basis. The Company's research and development expenditures for 1996 were $641,000, representing 2% of total revenue, and for the first nine months of 1997 were $1.2 million, representing 4% of total revenues. See "Risk Factors--Rapid Technological Change; Risks Associated with New Versions and New Products; Risks of Software Defects".

COMPETITION

  The Company's primary markets are intensely competitive and are subject to rapid technological change, evolving industry standards and regulatory developments. The Company faces continuous demand for improved product performance, new product features and reduced prices, as well as intense pressure to accelerate the release of new products and product enhancements. The Company's existing and potential competitors include many large domestic and international companies, including certain of the Company's customers, that have substantially greater financial, manufacturing, technological, marketing, distribution and other resources, larger installed customer bases and longer-standing relationships with customers than the Company. The Company's principal competitors in the LNP market include Bellcore, Lucent, Nortel and Tekelec. The Company believes that competitors of its MetOSS products will include AG Communications, Bellcore, CBIS, Ericsson, and Lucent. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with solutions which may be less costly, provide higher performance or additional features or be introduced earlier than the Company's solutions. Many telecommunications companies have large internal development organizations which develop software solutions and provide services similar to the Company's products and services. In addition, customers who have purchased custom software solutions from the Company are not precluded from competing with the Company.

  The Company believes that its ability to compete successfully depends on numerous factors, both within and outside of its control, including responsiveness to service providers' needs, quality and reliability of the Company's and its competitors' products and services, price, project management capabilities, technical subject matter expertise, quality of customer service and support, the emergence of new industry standards, the development of technical innovations, the attraction and retention of qualified personnel, regulatory changes and general market and economic conditions. A variety of potential actions by the Company's competitors, including a reduction of product prices or increased promotion, announcement or accelerated introduction of new or enhanced products, or cooperative relationships among competitors, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or will properly identify and address the demands of new markets. The failure by the Company to adapt to emerging market demands, respond to regulatory and technological changes or to compete successfully with existing and new competitors would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Competition".

INTELLECTUAL PROPERTY

  The Company's success and ability to compete are dependent to a significant degree on its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect its proprietary rights. The Company presently has no patents, but has patent applications pending in the U.S. on elements of three of its LNP products, NumberManager, OrderPath and NodeMaster. In addition, the Company has registered or filed for registration of certain of its trademarks. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently through reverse engineering or other means. In addition, the laws of some foreign countries do not adequately protect the Company's proprietary rights. There can be no assurance that the Company's means of protecting its proprietary rights in the U.S. or abroad will be adequate or that others will not independently develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around any patent of the Company. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Protection of Intellectual Property; Risks of Infringement".

EMPLOYEES

  As of December 31, 1997, the Company employed a total of 313 employees, of which 61 are research and development staff, 167 professional services staff, 65 are general and administrative staff, and 20 are marketing and sales staff. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its relations with its employees are good.

FACILITIES

  The Company leases office space at three locations in the Denver, Colorado metropolitan area, including two in the Englewood area (Meridian and Southgate) and one in the Boulder area (Centennial Valley). The Southgate office contains the corporate headquarters, administrative, legal, and sales and marketing, with software development and customer support performed at the Meridian, Southgate and the Boulder locations. The Company also leases sales offices in Dallas, Chicago, Atlanta, San Francisco and Washington, D.C. The Company's leases in the Denver, Colorado metropolitan area are shown below:

                        LOCATION                 SQUARE FOOTAGE LEASE EXPIRATION
                        --------                 -------------- ----------------
         Meridian...............................    120,281        11/30/2016
         Southgate..............................     68,566        12/31/2000
         Centennial Valley......................     10,992        10/31/2002

  The Company believes that its current office space, together with the additional Meridian space that will become available in 1998, will be adequate to meet the Company's current needs through approximately 1999.

LEGAL PROCEEDINGS

  From time to time, the Company has been involved in litigation relating to claims arising out of its operations in the ordinary course of business. As of the date of this Prospectus, the Company is not a party to any legal proceedings, the adverse outcome of which would, in management's opinion, have a material adverse effect on the Company's business, financial condition and results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of December 31, 1997 are as follows:

          NAME                    AGE                     POSITION
          ----                    ---                     --------
George A. Hallenbeck(1)(2).......  55 Chairman of the Board of Directors
J. Richard Abramson..............  49 President, Chief Executive Officer and Director
Roger A. Barnes..................  49 Senior Vice President of Finance, Chief
                                      Financial Officer, Treasurer and Assistant
                                      Secretary
Jeffrey J. Finn..................  39 Senior Vice President and General Manager of
                                      Product Development and Distribution
James M. Ross....................  55 Senior Vice President and General Manager of
                                      Services
Marilu C. Crosby.................  50 Vice President of Human Resources
Robert M. Gahan..................  46 Vice President of Corporate Development
David J. Molny...................  39 Vice President, Chief Technical Officer and
                                      Director
Anita T. Moseley.................  45 Vice President of Legal Services, General
                                      Counsel and Secretary
Terry C. Porter..................  45 Vice President of Sales and Sales Support
Harry B. Fair(1)(2)..............  47 Vice Chairman of the Board of Directors
Donald R. Dixon(2)...............  50 Director
Robert J. Loarie(1)..............  54 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  GEORGE A. HALLENBECK was a founder of the Company in June 1985 and has served as Chairman and a member of the Board of Directors since that time. Mr. Hallenbeck served as the Company's Chief Executive Officer from June 1985 until December 1996 and as its President from June 1985 until December 1988. Mr. Hallenbeck currently provides independent consulting services to technology companies. Mr. Hallenbeck received a B.A. from the University of Colorado.

  J. RICHARD ABRAMSON joined the Company as its President and Chief Operating Officer in August 1996, serving in such capacities until December 1996 when he became the President and Chief Executive Officer. Mr. Abramson has been a member of the Company's Board of Directors since November 1996. From May 1990 through January 1996, Mr. Abramson served as the Chairman of the Board of Directors, President and Chief Executive Officer of Prairie Systems, Inc., a privately-held company which provides software products and services for the telecommunications industry ("Prairie Systems"). Before 1990, Mr. Abramson held various executive management positions with Applied Communications, Inc. (which was acquired by U.S. West in 1986) and ACI Telecom, companies which provide software and services for the banking and telecommunications industry, and various sales and marketing management positions at First Data Resources and IBM. Mr. Abramson holds a B.S. from the University of Nebraska.

  ROGER A. BARNES joined the Company in November 1997 as Senior Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary. From February 1996 to June 1997, Mr. Barnes served as President, Chief Executive Officer and Director of Formida Software Corporation, a privately-held company which provides software products for the development of applications utilizing advanced object relational database technology. From February 1995 to February 1996, Mr. Barnes held the position of Director, Technology Corporate Finance at Arthur Andersen & Co., LLP, where he established the firm's technology corporate finance advisory practice. Between 1991 and 1994, Mr. Barnes served as President and Chief Executive Officer of Centur Consulting Group, his own financial advisory consulting company. Earlier in his career, Mr. Barnes held various executive management positions at American President Companies, Ltd. and ROLM Corporation. Mr. Barnes holds a B.S. from the University of Nebraska.

  JEFFREY J. FINN joined the Company in July 1996 as Vice President of Sales and Marketing and held that position until September 1997 when he assumed the position of Senior Vice President and General Manager of Product Development and Distribution. From 1990 until 1996, Mr. Finn served as the Senior Vice President of Prairie Systems. Earlier in his career, Mr. Finn held various positions at ACI Telecom and IBM. Mr. Finn holds a B.S. from the University of Nebraska.

  JAMES M. ROSS joined the Company in June 1997 as Vice President of Integration Services and held that position until September 1997 when he assumed the position of Senior Vice President and General Manager of Services. Mr. Ross served as Senior Vice President of APAC Teleservices Inc., a customer care outsourcing company, from June 1996 until May 1997, and as Senior Vice President and General Manager of Cap Gemini Sogeti, an international information technology and systems integration company, from December 1994 until May 1996. From August 1991 to June 1994, Mr. Ross served as Executive Vice President - Managing Director, Worldwide Telecommunications of SHL Systemhouse Inc., a global information technology and systems integration company. Mr. Ross holds a B.A. from Rutgers University.

  MARILU C. CROSBY joined the Company in December 1996 as Vice President of Human Resources. From July 1996 to December 1996, she served as a principal with Crosby, Bowen & McCoy, Inc., a benefits outsourcing company, and, from December 1992 until June 1996, she was the Vice President of Human Resources at Wadley Medical Center. Ms. Crosby holds a B.A. from Augusta College and an M.A. from the University of South Carolina.

  ROBERT M. GAHAN joined the Company in May 1997 as Director of Business Development and held that position until August 1997 when he assumed the position of Vice President of Corporate Development. From January 1993 until December 1996, Mr. Gahan served as National Sales Director at Qwest Communications, a Denver-based telecommunications company. Previously, Mr. Gahan held the positions of General Manager at Bakersfield Cellular Telephone Company, a business unit of BellSouth Cellular Corporation, a telecommunications company, and Senior Sales Manager for U.S. West Cellular. Mr. Gahan holds a B.A. from the University of Iowa.

  DAVID J. MOLNY joined the Company in February 1987, serving as a system architect and group manager on numerous development projects, until September 1997 when he assumed the positions of Vice President and Chief Technical Officer of the Company. Mr. Molny has served as a member of the Company's Board of Directors since November 1996. Previously, Mr. Molny held various positions at AT&T Bell Laboratories and AT&T Network Systems, both telecommunications companies. Mr. Molny holds a B.S. from the State University of New York at Potsdam and an M.S. from the University of Southern California.

  ANITA T. MOSELEY joined the Company in May 1994 as corporate counsel of the Company and held that position until June 1997 when she assumed the positions of Vice President of Legal Services, General Counsel and Secretary of the Company. Between September 1991 and May 1994, she held an in-house corporate counsel position with the Federal Deposit Insurance Corporation/Resolution Trust Corporation. Ms. Moseley holds a B.A. from Syracuse University and a J.D. from the University of Utah.

  TERRY C. PORTER joined the Company in May 1997 as Director of Sales and Sales Support and held that position until September 1997 when he assumed the position of Vice President of Sales and Sales Support. From March 1996 until May 1997, Mr. Porter was the Managing Director of U.S. Operations, responsible for middleware sales and support, at Siemens Nixdorf Information Systems. Prior to 1996, Mr. Porter served in various executive management positions at Covia Technologies, a company providing interoperable message-based product groups. Mr. Porter holds a B.S. from Purdue University.

  HARRY B. FAIR has served as Vice Chairman of the Board of Directors since April 1996. Mr. Fair is one of the founders of the Company and has served on the Company's Board of Directors since 1986. Mr. Fair served as President of the Company between December 1988 and April 1996. Mr. Fair currently is the General Manager of several companies that provide infrastructure commercial data and voice communications, internet solutions and technical solutions for credit unions. Mr. Fair holds a B.A. from the University of Denver. Following this offering, it is anticipated that the Vice Chairman of the Board of Directors position will be eliminated and Mr. Fair will serve as a member of the Company's Board of Directors.

  DONALD R. DIXON has served as a member of the Company's Board of Directors since December 1997 and previously served as a member of the Company's Board of Directors from May 1996 to November 1996. Since 1993, Mr. Dixon has been associated with Trident Capital, L.P., a venture capital firm ("Trident"), which he helped found. From 1988 to 1993, Mr. Dixon served as Co-President of Partech International, a private equity fund manager associated with Banque Paribas. Mr. Dixon serves as a director of Bank America Merchant Services, Inc., Pegasus Systems, Inc., Platinum Software Corporation, as well as several privately-held companies. Trident manages Information Associates L.P. and Information Associates, C.V., both of which are stockholders of the Company. Mr. Dixon holds a B.S. from Princeton University and an M.B.A. from Stanford University.

  ROBERT J. LOARIE has served as a member of the Company's Board of Directors since May 1996. Since August 1992, Mr. Loarie has been a Principal of, and since December 1997, a Managing Director of, Morgan Stanley & Co. Incorporated, a diversified investment firm, and a general partner of Morgan Stanley Venture Partners, L.P. and Morgan Stanley Venture Partners II, L.P., venture capital investment partnerships. Since November 1996, Mr. Loarie has also served as a managing member of Morgan Stanley Venture Partners III, L.L.C., a venture capital investment company. Mr. Loarie also serves as a director of Adaptec, Inc., TelCom Semiconductor, Inc. and several privately-held companies. Mr. Loarie holds a B.S. from the Illinois Institute of Technology and an M.B.A. from the Harvard University Graduate School of Business.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Audit Committee consists of Messrs. Fair, Hallenbeck and Loarie. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent certified public accountants and reviews the Company's annual financial statements.

  The Compensation Committee consists of Messrs. Dixon, Fair and Hallenbeck. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for officers and employees of the Company and reviews the performance of the Chief Executive Officer.

DIRECTOR COMPENSATION

  The Company's directors do not receive any compensation for serving on the Board of Directors; however, directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with attending Board of Directors or committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Board of Directors currently consists of Messrs. Dixon, Fair and Hallenbeck. Mr. Fair previously served as the Company's President and currently serves as Vice Chairman of the Board of Directors of the Company. Mr. Hallenbeck previously served as the Company's President and Chief Executive Officer and currently serves as the Chairman of the Board of Directors of the Company. Mr. Dixon was not at any time during fiscal 1997, nor at any other time, an officer or employee of the Company. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

EXECUTIVE COMPENSATION

 SUMMARY COMPENSATION

  The following table sets forth the compensation paid by the Company during the fiscal year ended December 31, 1997 to the Company's Chief Executive Officer and each of the Company's five other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for services rendered to the Company during the fiscal year ended December 31, 1997 (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                          LONG-TERM
                                                         COMPENSATION
                                                            AWARDS
                                                         ------------
                                ANNUAL COMPENSATION       SECURITIES
                             ---------------------------  UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY ($)   BONUS ($) OPTIONS (#)  COMPENSATION(1)
---------------------------  ---- ----------   --------- ------------ ---------------
J. Richard Abramson.....     1997  $306,000    $112,094    427,500        $9,600
 President, Chief
 Executive Officer and
 Director
Jeffrey J. Finn.........     1997   235,026(2)   54,297    240,750         9,600
 Senior Vice President
 and General Manager of
 Product Development and
 Distribution
Marilu C. Crosby........     1997   102,000      18,682     50,000         4,500
 Vice President of Human
 Resources
David J. Molny..........     1997   160,500       4,136     59,500         9,450
 Vice President, Chief
 Technical Officer and
 Director
Anita T. Moseley........     1997   112,882      11,610     59,929         6,656
 Vice President of Legal
 Services, General
 Counsel and Secretary
Steven F. Langion(3)....     1997    81,169      25,685     23,867         4,017
 Former Vice President
 of Development

--------
(1) Represents contributions made by the Company on behalf of the individuals which are currently managed under the Company's 401(k) Plan.
(2) Includes commission in the amount of $47,768 earned in fiscal 1997.
(3) Mr. Langion's employment with the Company was terminated on May 19, 1997.

 STOCK OPTIONS

  The following table sets forth each grant of stock options made during the fiscal year ended December 31, 1997 by the Company to each of the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                       INDIVIDUAL GRANTS(1)
                         -------------------------------------------------
                                                                              POTENTIAL REALIZABLE
                                                                                VALUE AT ASSUMED
                         NUMBER OF     PERCENT OF                             ANNUAL RATES OF STOCK
                         SECURITIES   TOTAL OPTIONS                          PRICE APPRECIATION FOR
                         UNDERLYING    GRANTED TO     EXERCISE                   OPTION TERM(4)
                          OPTIONS       EMPLOYEES     PRICE PER EXPIRATION   -----------------------
          NAME            GRANTED   IN FISCAL YEAR(2) SHARE(3)     DATE          5%          10%
          ----           ---------- ----------------- --------- ----------   ----------- -----------
J. Richard Abramson.....  202,500         18.8%         $ .80    2/18/07     $   101,250 $   257,175
                          225,000          --            9.50    9/22/07       1,343,250   3,406,500
Jeffrey J. Finn.........   25,750         10.6            .80    2/18/07          12,875      32,703
                          215,000          --            9.50    9/22/97       1,283,550   3,255,100
Marilu C. Crosby........   20,000          2.2            .80    2/18/07          10,000      25,400
                           20,000          --             .80    6/17/07          10,000      25,400
                           10,000          --            9.50    9/22/07          59,700     151,400
David J. Molny..........   59,500          2.6           9.50    9/22/07         355,215     900,830
Anita T. Moseley........   22,429          2.6            .80    6/17/07          11,215      28,485
                           37,500          --            9.50    9/22/07         223,875     567,750
Steven F. Langion.......   23,867          1.1            .80    8/19/97(5)       11,934      30,311

--------
(1) Each of the options was granted pursuant to the Company's Stock Option Plan and is subject to the terms of such plan as described herein.
(2) Based on 2,268,157 options granted to employees in 1997.
(3) The exercise price per share of options granted was equal to the fair market value of the Common Stock on the date of grant as determined by the Company's Board of Directors.
(4) The potential realizable value is calculated based on the term of the option at the date of grant (ten years). It is calculated assuming that the fair market value of the Company's Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.
(5) This option expired three months after the termination of Mr. Langion's employment with the Company.

  The following table sets forth information with respect to (i) the exercise of stock options by the Named Executive Officers during the fiscal year ended December 31, 1997, (ii) the number of securities underlying unexercised options held by the Named Executive Officers as of December 31, 1997 and (iii) the value of unexercised in-the-money options (i.e., options for which the fair market value of the Common Stock ($9.50 at December 31, 1997) exceeds the exercise price) as of December 31, 1997:

                     OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                             NUMBER OF SECURITIES
                                            UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                          SHARES            OPTIONS AT FISCAL YEAR-    IN-THE-MONEY OPTIONS AT
                         ACQUIRED                   END (#)            FISCAL YEAR-END (#) (1)
                            ON     VALUE   -------------------------- -------------------------
          NAME           EXERCISE REALIZED EXERCISABLE  UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           -------- -------- -----------  ------------- ----------- -------------
J. Richard Abramson.....     --     --       83,125        441,875     $723,188    $1,886,813
Jeffrey J. Finn.........     --     --       31,187        283,813      271,327       598,673
Marilu C. Crosby........     --     --        5,000         45,000       43,500       304,500
David J. Molny..........     --     --          --          62,500          --         26,100
Anita T. Moseley........     --     --        1,297         61,203       11,284       206,216
Steven F. Langion.......  11,698    --          -- (2)         -- (2)       --            --

--------
(1) Based on the estimated fair market value of the Common Stock as of December 31, 1997, $9.50 per share (as determined by the Board of Directors), minus the per share exercise price, multiplied by the number of shares underlying the option.
(2) On August 19, 1997, Mr. Langion exercised the portions of his stock options that had vested through the date of termination of his employment with the Company. The remaining portions of the options expired upon such termination.

EMPLOYEE BENEFIT PLANS

 AMENDED AND RESTATED STOCK OPTION PLAN

  The Company's Amended and Restated Stock Option Plan was adopted by the Board of Directors on January 19, 1996 and most recently amended on December 16, 1997. There are currently 3,150,000 shares of Common Stock authorized for issuance under the Option Plan. At December 31, 1997, the Company had granted options to purchase an aggregate of approximately 3,091,429 shares of Common Stock, of which options to purchase approximately 84,489 shares had been exercised, options to purchase approximately 1,131,412 shares had been canceled (due to expiration or otherwise) and options to purchase approximately 1,875,528 shares at a weighted average exercise price of approximately $4.91 remained outstanding. Additionally, an aggregate of approximately 1,189,983 shares were available for future grant. The Option Plan will terminate in January 2006 unless terminated sooner by the Board of Directors.

  The Option Plan provides for the grant of incentive stock options under the Code to employees and nonstatutory stock options, stock appreciation rights, restricted stock purchase awards and stock bonuses to employees, directors and consultants. The Option Plan is administered by the Board of Directors or a committee appointed by the Board of Directors which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

  The terms of stock options granted under the Option Plan generally may not exceed ten years. The exercise price of options granted under the Option Plan is determined by the Board of Directors, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant. Options granted under the Option Plan vest at the rate specified in the option agreement. No stock option may be transferred by the optionee other than by will or the laws of descent or distribution or, in certain limited instances, pursuant to a qualified domestic relations order, provided that an optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or permanent and total disability) may exercise options in the three-month period following such cessation (unless such options terminate or expire sooner by their terms) or in such longer period as may be determined by the Board of Directors. Options may be exercised for up to 12 months and 18 months after an optionee's relationship with the Company and related corporations ceases due to death or disability, respectively.

  No incentive stock option may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company and its affiliates) may not exceed $100,000. Options may be immediately exercisable, at the discretion of the Company, whether vested or not, subject to repurchase by the Company of any unvested shares.

  Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full become available again for the grant of awards under the Option Plan. Shares with respect to which stock appreciation rights have been exercised are not available for the grant of new awards or stock options.

  The Board of Directors has the authority to reprice outstanding options and stock appreciation rights and to offer optionees and holders of stock appreciation rights the opportunity to replace outstanding options and stock appreciation rights with new options or stock appreciation rights for the same or a different number of shares.

  Restricted stock purchase awards granted under the Option Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Board of Directors. Restricted stock purchases must be at a price equal to at least 85% of the stock's fair market value on the award date, but stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock bonus agreement may not be transferred other than by will, the laws of descent and distribution or a qualified domestic relations order while the stock awarded pursuant to such an agreement remains subject to the agreement. Stock appreciation rights granted under the Option Plan may be tandem rights, concurrent rights or independent rights.

  Upon certain changes in control of the Company, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or, if the successor corporation refuses to assume or substitute for outstanding options, such options shall become fully vested and exercisable for a period of 15 days after notice from the Company, or thereafter terminate.

 EMPLOYEE STOCK PURCHASE PLAN

  On December 16, 1997, the Company's Board of Directors adopted an Employee Stock Purchase Plan covering an aggregate of 250,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The Board of Directors currently plans that the offering period for any offering will be six months.

  Employees are eligible to participate in the first offering commencing following the date they are employed by the Company or an affiliate of the Company. Employees who participate in an offering may have up to 15% of their earnings (provided that such amount does not exceed $25,000 in value per calendar year) withheld pursuant to the Purchase Plan and applied at the end of each offering period to the purchase of shares of Common Stock. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the purchase date. Employees may end their participation in the offering at the end of the offering period, and participation ends automatically upon termination of employment with the Company.

  In the event of certain changes of control, the Company and the Board of Directors have discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation, or the Board of Directors may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan will terminate at the direction of the Board of Directors.

401(K) PLAN

  The Company maintains a 401(k) profit sharing and retirement plan (the "401(k) Plan"). All employees who have reached 21 years of age and have completed 30 continuous days of employment are eligible to participate in the 401(k) Plan. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by 15%, up to the annual limit prescribed by statute ($9,500 in 1997), and to contribute the amount of such reduction to the 401(k) Plan. The Company makes nonelective contributions in the amount of 4% of each participant's annual compensation and matches 100% of each participant's eligible contributions up to 2% of each participant's annual compensation. The 401(k) Plan also provides for discretionary contributions and qualified nonelective contributions to the 401(k) Plan by the Company. Employee participants may direct the trustee with respect to the investment of the assets of the 401(k) Plan only if the trustee consents to such direction in writing. Prior to the adoption of the 401(k) Plan, the Company maintained a defined contribution retirement plan, which was available to all employees 21 years of age or older with one year of service to the Company. Effective December 31, 1996, the accrual of benefits under such retirement plan ceased and the retirement plan was merged into the 401(k) Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Company's Amended and Restated Bylaws (the "Bylaws") provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. The Company is also empowered under its Bylaws to enter into indemnification agreements, as the Company plans to do, with its directors and executive officers. See "Certain Transactions". The Company's Bylaws also allow the Company to purchase insurance on behalf of any person it is required or permitted to indemnify.

  In addition, the Company's Restated Certificate of Incorporation (the "Certificate") provides that the Company's directors shall not be liable for monetary damages for breach of fiduciary duty to the Company and its stockholders as a director, except for liability (i) for breach of their duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate further provides that no amendment or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of directors will then be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

                             CERTAIN TRANSACTIONS

  Pursuant to authority granted by the Company's Bylaws, the Company plans to enter into indemnification agreements (the "Indemnification Agreements") with each of its directors and executive officers upon the effectiveness of this offering. Subject to the provisions of the Indemnification Agreements, the Company shall indemnify and advance expenses to such directors and executive officers in connection with their involvement in any event or occurrence which arises in their capacity as, or as a result of, their position with the Company. See "Management--Limitation of Liability and Indemnification of Officers and Directors".

  During 1997, the Company paid Vail Technologies, Inc. approximately $146,000 for certain consulting services provided in connection with the Company's agreement with Lockheed. George A. Hallenbeck, Chairman of the Board and holder of more than 5% of the Company's Common Stock, is the sole owner of Vail Technologies, Inc. Mr. Hallenbeck is currently not providing any consulting services to the Company.

  On November 25, 1996, the Company entered into a termination agreement with George A. Hallenbeck in connection with the termination of his services as Chief Executive Officer of the Company, pursuant to which the Company paid Mr. Hallenbeck a total of $120,000 in six monthly installments commencing January 1, 1997.

  In September 1996, in connection with the deferral of interest due on the Subordinated Notes (as defined below), the Company issued warrants to purchase an aggregate of 96,962 shares of Non-voting Common Stock (which, upon completion of this offering, will convert into warrants to purchase shares of Common Stock) at an exercise price of $.80 per share to Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture Capital Fund II, C.V. and Morgan Stanley Venture Investors, L.P. (the "Morgan Stanley Funds") and warrants to purchase an aggregate of 85,673 shares of Non-voting Common Stock (which, upon completion of this offering, will convert into warrants to purchase shares of Common Stock) at an exercise price of $.80 per share to Information Associates, C.V. and Information Associates, L.P (the "Information Associates Funds"). The warrants expire in May 2003. Robert J. Loarie, a director of the Company, is a General Partner of Morgan Stanley Venture Partners II, L.P., the General Partner of the Morgan Stanley Funds. He is also a Vice President of Morgan Stanley Venture Capital II, Inc., the Managing General Partner of Morgan Stanley Venture Partners II, L.P. Donald R. Dixon, a director of the Company, is President of Trident Capital Management, L.L.C., the Investment General Partner of Information Associates, C.V. and the General Partner of Information Associates, L.P. The shares of Non-voting Common Stock issuable upon conversion of such warrants are entitled to certain registration rights. See "Description of Capital Stock--Registration Rights".

  On May 31, 1996, the Company issued senior subordinated promissory notes (the "Subordinated Notes") in the aggregate principal amount of $6,500,000 and warrants to purchase an aggregate of 727,998 shares of Non-voting Common Stock (which, upon completion of this offering, will convert into warrants to purchase shares of Common Stock) at an exercise price of $.80 per share (the "Warrants"), which expire in May 2003, to the Morgan Stanley Funds and Information Associates Funds. The Subordinated Notes accrue interest at the rate of 9% and are payable in four annual installments commencing June 1, 2000. The principal amount of the Subordinated Notes, together with interest, are fully due and payable upon the consummation of this offering. The shares of Common Stock issuable upon exercise of the Warrants are entitled to certain registration rights. See "Description of Capital Stock--Registration Rights".

  On April 4, 1996, the Company entered into a consulting services agreement with Harry B. Fair, pursuant to which the Company paid Mr. Fair a total of $106,000. Mr. Fair is currently not providing any consulting services to the Company.

  During the fiscal years ended December 31, 1994 and December 31, 1995, the Company was treated as an S corporation under the Code and made distributions to its stockholders. See "Dividend Policy and S Corporation Status". The Company deferred making distributions at the end of fiscal 1995 to its stockholders. On January 2, 1996, the Company issued promissory notes bearing interest at the rate of 7.25% to the following directors, executive officers and holders of more than 5% of the Company's Common Stock in the following principal amounts equal to the amount of each stockholder's deferred distribution for the year ended December 31, 1995: John A. Elmgren, Harry B. Fair, George A. Hallenbeck, David J. Molny and Wayne A. Pulick in the amounts of $655,257, $2,293,401, $2,293,401, $65,526 and $655,257, respectively (the
"Stockholder Notes"). The Stockholder Notes contain prepayment penalties and are due on January 2, 2006, with interest payable on each December 31. On May 24, 1996, each holder executed an Acknowledgment and Confirmation of Subordination, agreeing to subordinate the repayment of the principal of their Stockholder Notes to the Subordinated Notes. Further, in September 1996, each holder agreed to forgive interest payable on the Stockholder Notes as of September 30, 1996 in exchange for the Company's agreement to amend the Stockholder Notes to contain prepayment penalties.

  In January 1995, the Company made a loan to George A. Hallenbeck in the principal amount of $137,400, bearing interest at the rate of 6.5% per annum and payable in monthly installments through December 1995. Such loan was repaid in full.

  The Company believes that the terms of the transactions described above were no less favorable to the Company than would have been obtained from an unaffiliated third party. Any future transactions between the Company and any of its officers, directors, or principal stockholders will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be approved by a majority of the independent and disinterested members of the Board of Directors.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of December 31, 1997, and as adjusted to reflect (a) the sale of the Common Stock being offered hereby (assuming no exercise of the Underwriters' over-allotment option) and
(b) to give effect to the conversion of all outstanding shares of Non-voting Common Stock and Preferred Stock into shares of Common Stock for (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's current stockholders who is expected to sell shares in this offering (the "Selling Stockholders"), (iv) each of the Named Executive Officers and (v) all directors and current executive officers of the Company as a group. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all the shares of Common Stock owned by them.

                          SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                            OWNED PRIOR TO                        OWNED AFTER
                            OFFERING(1)(2)       NUMBER OF      OFFERING(1)(2)
                          ----------------------- SHARES      -----------------------
NAME OF BENEFICIAL OWNER    NUMBER     PERCENT    OFFERED       NUMBER     PERCENT
------------------------  ------------ -------------------    ------------ ----------
George A. Hallenbeck....     2,625,000    33.9%   383,600(3)     2,241,400    20.7%
c/o Evolving Systems,
Inc.
6892 South Yosemite
Englewood, CO 80112

Harry B. Fair...........     2,175,000    28.1    318,377(4)     1,856,623    17.1
c/o Evolving Systems,
Inc.
6892 South Yosemite
Englewood, CO 80112

Morgan Stanley Venture
Partners(5).............     1,015,210    12.3        --         1,015,210    9.0
3000 Sand Hill Road
Building 4, Suite 250
Menlo Park, CA 94025

Trident Capital(6)......       898,173    11.0        --           898,173    8.0
2480 Sand Hill Road
Menlo Park, CA 94025

John A. Elmgren(7)......       713,250     9.2    104,210(8)       609,040    5.6
1518 Cottonwood Lane
Littleton, CO 80121

Wayne A. Pulick(9)......       600,375     7.8     87,904(10)      512,471    4.7
147 Alpine Avenue
Golden, CO 80401

J. Richard Abramson(11).        89,218     1.1        --            89,218     *

Marilu C. Crosby(11)....         5,000      *         --             5,000     *

Donald R. Dixon(12).....       898,173    11.0        --           898,173    8.0

Jeffrey J. Finn(11).....        35,827      *         --            35,827     *

Steven F. Langion.......        11,699      *         --            11,699     *

Robert J. Loarie(13)....     1,015,210    12.3        --         1,015,210    9.0

David J. Molny(14)......        83,250     1.1     10,000           73,250     *

Anita T. Moseley(11)....         1,780      *         --             1,780     *

All directors and
 current executive
 officers as a group (13
 persons)(15)...........     6,928,458    78.9    711,977        6,216,481   52.4

Other Selling
 Stockholders:
Timothy J. Drummond(16).        77,625     1.0      5,000           72,625     *

--------
  *  Less than one percent.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock issuable upon exercise of stock options and warrants that are currently exercisable or exercisable within 60 days of December 31, 1997 are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
(2) Percentage of ownership is based on 7,739,847 shares of Common Stock outstanding before this offering and 10,830,756 shares of Common Stock outstanding after this offering.
(3) Assuming the Underwriters' over-allotment option is exercised in full, Mr. Hallenbeck will sell 500,000 shares in the offering and will beneficially own 2,125,000 shares, or 19.6%, after the offering.
(4) Assuming the Underwriters' over-allotment option is exercised in full, Mr. Fair will sell 500,000 shares in the offering and will beneficially own 1,675,000 shares, or 15.5%, after the offering.
(5) Includes 87,750 shares owned by Morgan Stanley Venture Capital Fund II, C.V., 352,500 shares owned by Morgan Stanley Venture Capital Fund II, L.P. and 91,500 shares owned by Morgan Stanley Venture Investors, L.P. Also includes warrants to purchase an aggregate of 483,460 shares of Common Stock, 79,838 of which are owned by Morgan Stanley Venture Capital Fund II, C.V., 320,453 of which are owned by Morgan Stanley Venture Capital Fund II, L.P. and 83,169 of which are owned by Morgan Stanley Venture Investors, L.P.
(6) Includes 12,750 shares owned by Information Associates, C.V. and 458,250 shares owned by Information Associates, L.P. Also includes warrants to purchase an aggregate of 427,173 shares of Common Stock, 11,597 of which are owned by Information Associates, C.V. and 415,576 of which are owned by Information Associates, L.P.
(7) Includes 750 shares subject to stock options exercisable within 60 days of December 31, 1997.
(8) Assuming the Underwriters' over-allotment option is exercised in full, Mr. Elmgren will sell 150,000 shares in the offering and will beneficially own 563,250 shares, or 5.2%, after the offering.
(9) Includes 375 shares subject to stock options exercisable within 60 days of December 31, 1997.
(10) Assuming the Underwriters' over-allotment option is exercised in full, Mr. Pulick will sell 150,000 shares in the offering and will beneficially own 450,375 shares, or 4.2%, after the offering.
(11) Consists solely of shares subject to stock options exercisable within 60 days of December 31, 1997.
(12) Consists solely of shares owned by investment funds managed by Trident Capital (see Note 6 above). Mr. Dixon is President of Trident Capital Management, L.L.C., the Investment General Partner of Information Associates, C.V. and the General Partner of Information Associates, L.P.
(13) Consists solely of shares owned by investment funds managed by Morgan Stanley Venture Partners (see Note 5 above). Mr. Loarie is a General Partner of Morgan Stanley Venture Partners II, L.P., the General Partner of each of the funds. He is also a Vice President of Morgan Stanley Venture Capital II, Inc., the Managing General Partner of Morgan Stanley Venture Partners II, L.P. Mr. Loarie disclaims beneficial ownership of such shares.
(14) Includes 750 shares subject to stock options exercisable within 60 days of December 31, 1997.
(15) Includes 132,575 shares subject to stock options exercisable within 60 days of December 31, 1997. Also includes warrants to purchase an aggregate of 910,633 shares of Common Stock. Also see Notes 12 and 13 above.
(16) Includes 375 shares subject to stock options exercisable within 60 days of December 31, 1997.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the capital stock of the Company and certain provisions of the Company's Certificate and Bylaws is a summary and is qualified in its entirety by the provisions of the Certificate and Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

  Effective upon completion of this offering, the Company's authorized capital stock shall consist of 25,000,000 shares of Common Stock, $.001 par value per share, and 2,000,000 shares of Preferred Stock, $.001 per share. As of December 31, 1997, there were approximately 60 record holders of the Company's Common Stock.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy". In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further vote or action by the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including any dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. An effect of the existence of unissued and unreserved Common Stock and Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company. Additionally, the issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. No shares of Preferred Stock will be outstanding as of the closing of this offering.

WARRANTS

  As of December 31, 1997, the Company had outstanding warrants to purchase an aggregate of 910,633 shares of Non-voting Common Stock at an exercise price of $.80 per share (the "Common Stock Warrants"). The Common Stock Warrants contain provisions for the adjustment of the exercise price upon the occurrence of certain events, including a stock dividend, stock split or recapitalization. The Common Stock Warrants terminate on May 31, 2003. The holders of the Common Stock Warrants are entitled to certain registration rights set forth in the Registration Rights Agreement. See "--Registration Rights".

REGISTRATION RIGHTS

  The Company has entered into a registration rights agreement (the "Registration Rights Agreement") with the holders (or their permitted transferees) of approximately 6,740,909 shares of the Company's Common Stock (the "Holders"). Additionally, holders of the Company's Common Stock Warrants are entitled to registration rights upon the exercise of such Common Stock Warrants. See "--Warrants". If the Company proposes to register any of its securities under the Securities Act, the Holders are entitled to notice of such registration and are entitled to include, at the Company's expense, their shares therein. In addition, the Holders may require the Company at its expense on not more than two occasions to use its best efforts to effect the registration, subject to certain conditions and limitations. Further, subject to certain limitations, the Holders may require the Company at its expense to register their shares on Form S-3 when such form becomes available.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time during the prior three years has owned) 15% or more of the corporation's voting stock.

  The Company's Certificate and Bylaws also require that, effective upon the closing of this offering, any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer or by holders of at least two-thirds of the shares of voting stock of the Company. The Company's Certificate also provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Individual directors may only be removed from the Board of Directors without cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of voting stock. In addition, the Company's Certificate provides for the classification of the Board of Directors into three classes, only one of which shall be elected at any given annual meeting. These provisions may have the effect of delaying, deterring or preventing a change in control of the Company or depressing the market price of Common Stock or discouraging hostile takeover bids in which stockholders of the Company could receive a premium for their shares of Common Stock.

TRANSFER AGENT AND REGISTRAR

  American Stock Transfer & Trust Company has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of this offering, assuming no exercise of outstanding options or warrants, the Company will have outstanding an aggregate 10,831,318 shares of Common Stock (11,025,409 shares if the Underwriters' over-allotment is exercised in full). Of these shares, the 4,000,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"). The remaining 6,831,318 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

 DAYS AFTER DATE OF THIS   SHARES ELIGIBLE FOR
        PROSPECTUS             FUTURE SALE                       COMMENT
 -----------------------   -------------------                   -------
 Upon effectiveness......       4,000,000      Freely tradable, shares sold in offering.
 Upon effectiveness......               0      Rule 144(k) (shares not subject to 180-day
                                               lock-up).
 90 days.................          24,028      Rule 144 and Rule 701 (outstanding shares
                                               not subject to 180-day lock-up).
 180 days................       6,807,290      Lock-up released. Outstanding shares
                                               salable under Rule 144, Rule 144(k) and
                                               Rule 701.

  Upon completion of this offering, the holders of approximately 6,740,909 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Additionally, holders of the Company's outstanding warrants to purchase 910,633 shares of Common Stock are entitled to registration rights upon the exercise of such warrants. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.

  The Company's officers, directors and certain stockholders and optionees have agreed that they will not, without the prior written consent of Goldman, Sachs & Co., directly or indirectly offer, sell, contract to sell or otherwise dispose of approximately 6,807,290 shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the 180-day period commencing on the date of this Prospectus (the "Lock-up Agreements"). Goldman, Sachs & Co., on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release any or all holders of securities of the Company subject to Lock-up Agreements from any or all of their obligations under their respective Lock-up Agreements.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an Affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year will be entitled to sell in any three-month period a number of shares that does not exceed greater of (i) one percent of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

  An employee, officer or director of or consultant to the Company who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

  The Company intends to file a registration statement under the Securities Act covering shares of Common Stock reserved for issuance under the Company's Option Plan and Purchase Plan. Based on the number of options outstanding and options and shares reserved for issuance at December 31, 1997, such registration statement would cover approximately 3,315,511 shares. Such registration statement is expected to be filed as soon as practicable after the date hereof and will become effective immediately upon filing. Shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the Lock-up Agreements described above. See "Management".

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and certain of the Selling Stockholders by its counsel, Cooley Godward LLP, Boulder, Colorado. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP.

                                    EXPERTS

  The financial statements as of September 30, 1997 and for the nine-month period ended September 30, 1997, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in this Prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

  Effective August 1997, Price Waterhouse LLP was engaged as the Company's independent accountants and replaced Deloitte & Touche LLP who was dismissed as the Company's independent accountants. The decision to change independent accountants was approved by the Company's Board of Directors. The reports of Deloitte & Touche LLP on the Company's financial statements for the two fiscal years ended December 31, 1996 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures during the two years ended December 31, 1996 and through the date of their dismissal. Deloitte & Touche LLP has not audited or reported on any financial statements subsequent to December 31, 1996. Prior to August 1997, the Company had not consulted with Price Waterhouse LLP on items which involved the Company's accounting principles or the form of audit opinion to be issued on the Company's financial statements.

                            ADDITIONAL INFORMATION

  The Company has filed with the SEC, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or document filed as an exhibit to the Registration Statement is qualified by reference to such exhibit as filed. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's World Wide Web site is http://www.sec.gov.

                             EVOLVING SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Price Waterhouse LLP............................................. F-2
Report of Deloitte & Touche LLP............................................ F-3
Balance Sheets............................................................. F-4
Statements of Operations................................................... F-5
Statements of Changes in Stockholders' Equity.............................. F-6
Statements of Cash Flows................................................... F-7
Notes to Financial Statements.............................................. F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Evolving Systems, Inc.

  The stock split described in Note 7 has not been consummated as of January 8, 1998. When it has been consummated, we will be in a position to furnish the following report:

  "In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Evolving Systems, Inc. at September 30, 1997, and the results of its operations and its cash flows for the nine-month period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above."

Price Waterhouse LLP

Boulder, Colorado
January 8, 1998

The accompanying financial statements reflect a one-for-two reverse split of Non-voting Common Stock and Voting Common Stock, which is to be effected prior to the effective date of a proposed initial public offering. The following opinion is in the form which will be signed by Deloitte & Touche LLP upon consummation of the above event, which is described in Note 7 of Notes to Financial Statements, and assuming that, from March 4, 1997 to the date of such event, no other event shall have occurred that would affect the accompanying financial statements and notes thereto as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and 1994.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Evolving Systems, Inc.:

  We have audited the accompanying balance sheets of Evolving Systems, Inc. as of December 31, 1996 and 1995, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Evolving Systems, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Denver, Colorado
March 4, 1997, except for Note 7,
 as to which the date is ___________

                             EVOLVING SYSTEMS, INC.

                                 BALANCE SHEETS

                                                                     PRO FORMA
                                                                   STOCKHOLDERS'
                                                                      EQUITY
                          DECEMBER 31, DECEMBER 31,  SEPTEMBER 30, SEPTEMBER 30,
                              1995         1996          1997          1997
                          ------------ ------------  ------------- -------------
                                                                     (NOTE 1)
                                                                    (UNAUDITED)
         ASSETS
Current assets:
 Cash and cash
  equivalents............ $ 1,269,280  $ 3,184,116    $ 3,134,055
 Certificates of
  deposit................     208,041      155,181        129,493
 Contract receivables,
  net of allowance of
  $0, $298,000 and
  $476,000 at December
  31, 1995 and 1996 and
  September 30, 1997,
  respectively...........   6,372,796    9,562,506     12,530,480
 Unbilled work in-
  progress...............   1,537,883      767,856        792,855
 Deferred tax assets.....         --       160,733      1,253,478
 Prepaid and other
  current assets.........     442,290      375,447        811,981
                          -----------  -----------    -----------
   Total current assets..   9,830,290   14,205,839     18,652,342
 Property and equipment,
  net....................   9,372,856    9,840,518      9,550,910
 Other assets, net of
  amortization of
  $28,141 and $0 at
  December 31, 1996 and
  September 30, 1997
  respectively...........         --       309,549        225,127
                          -----------  -----------    -----------
                          $19,203,146  $24,355,906    $28,428,379
                          ===========  ===========    ===========
     LIABILITIES AND
   STOCKHOLDERS' EQUITY
Current liabilities:
 Current portion of
  long-term obligations.. $ 2,685,432  $ 2,794,359    $ 2,548,003
 Accounts payable........   1,687,577    2,168,668      2,666,437
 Accrued liabilities.....   1,788,265    2,187,139      1,605,352
 Unearned revenue and
  customer deposits......     495,293      665,837      6,239,885
                          -----------  -----------    -----------
   Total current
    liabilities..........   6,656,567    7,816,003     13,059,677
Long-term obligations,
 including related
 parties.................   3,373,148   15,302,068     13,938,068
Deferred income taxes....         --       242,082        386,871
Commitments and
 contingencies (Note 3)..
Stockholders' equity:
 Preferred stock, $.001
  par value; 1,500,000
  shares authorized; no
  shares issued..........         --           --             --    $      --
 Series A preferred
  stock, $.001 par
  value; 8,160 shares
  authorized, issued and
  outstanding at
  December 31, 1996 and
  September 30, 1997
  (liquidation
  preference $6,250 per
  share); none
  outstanding pro forma..         --             8              8          --
 Common stock, $.001 par
  value; 4,930,000
  nonvoting shares
  authorized; 1,535,786
  and 1,611,758 non-
  voting issued and
  outstanding as of
  December 31, 1996 and
  September 30 1997,
  respectively;
  10,070,000 voting
  shares authorized, no
  voting shares issued,
  or outstanding as of
  December 31, 1995,
  1996 and September 30,
  1997, respectively;
  7,731,758 voting
  issued outstanding at
  September 30, 1997 pro
  forma..................         --         1,536          1,612        7,732
 Common stock, $.01 par
  value; 12,500 voting
  shares authorized;
  10,200 shares issued
  and outstanding at
  December 31, 1995......         102          --             --           --
 Additional paid-in
  capital................         --     1,007,632      2,415,877    2,409,765
 Deferred compensation...         --           --      (1,213,844)  (1,213,844)
 Retained earnings
  (accumulated deficit)..   9,173,329      (13,423)      (159,890)    (159,890)
                          -----------  -----------    -----------   ----------
   Total stockholders'
    equity...............   9,173,431      995,753      1,043,763    1,043,763
                          -----------  -----------    -----------   ----------
                          $19,203,146  $24,355,906    $28,428,379
                          ===========  ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                             EVOLVING SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS

                                                                    NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                          -------------------------------------  ------------------------
                             1994         1995         1996         1996         1997
                          -----------  -----------  -----------  -----------  -----------
                                                                 (UNAUDITED)
Revenue:
 License fees and
  related services......  $       --   $       --   $   882,500  $   835,000  $14,482,578
 Other services.........   33,032,151   45,354,661   36,035,564   26,587,320   15,551,859
                          -----------  -----------  -----------  -----------  -----------
   Total revenue........   33,032,151   45,354,661   36,918,064   27,422,320   30,034,437
                          -----------  -----------  -----------  -----------  -----------
Cost of revenue:
 License fees and
  related services......          --           --       450,000      450,000    5,068,835
 Other services.........   18,180,886   26,588,928   24,081,340   18,342,807   14,033,067
                          -----------  -----------  -----------  -----------  -----------
   Total cost of
    revenue.............   18,180,886   26,588,928   24,531,340   18,792,807   19,101,902
                          -----------  -----------  -----------  -----------  -----------
 Gross margin...........   14,851,265   18,765,733   12,386,724    8,629,513   10,932,535
Operating expenses:
 Sales and marketing....    1,898,152    3,404,638    2,912,720    1,919,616    3,435,997
 General and
  administrative........    4,321,185    7,725,268    8,587,126    6,350,906    6,345,287
 Research and
  development...........      481,753      820,949      641,114      633,885    1,166,270
                          -----------  -----------  -----------  -----------  -----------
   Total operating
    expenses............    6,701,090   11,950,855   12,140,960    8,904,407   10,947,554
                          -----------  -----------  -----------  -----------  -----------
Income (loss) from
 operations.............    8,150,175    6,814,878      245,764     (274,894)     (15,019)
Other income (expense):
 Interest income........       54,378       73,477       77,778       56,352      166,417
 Interest expense,
  including related
  party interest of
  $669,440, $523,189,
  $747,087 for the year
  ended December 31,
  1996 and the nine-
  months ended
  September 30, 1996
  (unaudited) and 1997..     (190,235)    (762,344)  (1,499,534)  (1,185,145)  (1,245,821)
                          -----------  -----------  -----------  -----------  -----------
   Total................     (135,857)    (688,867)  (1,421,756)  (1,128,793)  (1,079,404)
                          -----------  -----------  -----------  -----------  -----------
Income (loss) before
 income taxes...........    8,014,318    6,126,011   (1,175,992)  (1,403,687)  (1,094,423)
Provision for (benefit
 from) income taxes.....          --           --        81,349       (8,438)    (947,956)
                          -----------  -----------  -----------  -----------  -----------
Net income (loss).......  $ 8,014,318  $ 6,126,011  $(1,257,341) $(1,395,249) $  (146,467)
                          ===========  ===========  ===========  ===========  ===========
Pro forma (unaudited)
 (Note 5):
 Income (loss) before
  income taxes..........  $ 8,014,318  $ 6,126,011  $(1,175,992) $(1,403,687)
 Provision for (benefit
  from) income taxes....    3,007,084    2,300,578     (297,886)    (355,563)
                          -----------  -----------  -----------  -----------
   Net income (loss)....  $ 5,007,234  $ 3,825,433  $  (878,106) $(1,048,124)
                          ===========  ===========  ===========  ===========
Pro forma net loss per
 common and common
 equivalent share
 (unaudited) (Note 1)...                            $      (.16)              $      (.02)
                                                    ===========               ===========
Pro forma weighted
 average common shares
 outstanding (unaudited)
 (Note 1)...............                              7,746,819                 7,934,337
                                                    ===========               ===========
Supplemental pro forma
 net income (loss) per
 common and common
 equivalent share
 (unaudited) (Note 1)...                            $      (.07)              $       .04
                                                    ===========               ===========
Supplemental pro forma
 weighted average number
 of common and common
 equivalent shares
 outstanding (unaudited)
 (Note 1)...............                              8,859,092                 9,381,356
                                                    ===========               ===========

   The accompanying notes are an integral part of these financial statements.

                            EVOLVING SYSTEMS, INC.

                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                           $.001 PAR
                      SERIES A       $.01 PAR VOTING       NON-VOTING
                   PREFERRED STOCK     COMMON STOCK       COMMON STOCK   ADDITIONAL                 RETAINED        TOTAL
                   ----------------  -----------------  ----------------  PAID-IN      DEFERRED     EARNINGS    STOCKHOLDERS'
                   SHARES   AMOUNT    SHARES   AMOUNT    SHARES   AMOUNT  CAPITAL    COMPENSATION   (DEFICIT)      EQUITY
                   -------  -------  --------  -------  --------- ------ ----------  ------------  -----------  -------------
Balance,
December 31,
1993.............      --   $   --     10,200  $  102         --  $  --  $      --   $       --    $ 3,863,071   $ 3,863,173
Distributions to
stockholders.....                                                                                   (3,018,261)   (3,018,261)
Net income.......                                                                                    8,014,318     8,014,318
                   -------  -------  --------  ------   --------- ------ ----------  -----------   -----------   -----------
Balance,
December 31,
1994.............      --       --     10,200     102                                                8,859,128     8,859,230
Distributions to
stockholders.....                                                                                   (5,811,810)   (5,811,810)
Net income.......                                                                                    6,126,011     6,126,011
                   -------  -------  --------  ------   --------- ------ ----------  -----------   -----------   -----------
Balance,
December 31,
1995.............      --       --     10,200     102                                                9,173,329     9,173,431
Distributions to
stockholders.....                                                                                   (7,257,623)   (7,257,623)
Reclassification
of undistributed
earnings upon
conversion from
non-taxable to
taxable status...                                                           670,862                   (670,862)
Recapitalization.    8,160        8   (10,200)   (102)  1,530,000  1,530       (510)                      (926)
Other............                                           5,786      6     10,693                                   10,699
Forgiveness of
shareholder
interest.........                                                           326,587                                  326,587
Net loss.........                                                                                   (1,257,341)   (1,257,341)
                   -------  -------  --------  ------   --------- ------ ----------  -----------   -----------   -----------
Balance,
December 31,
1996.............    8,160        8       --      --    1,535,786  1,536  1,007,632                    (13,423)      995,753
Stock option
exercises........                                          75,972     76     60,711                                   60,787
Deferred
compensation
related to stock
options..........                                                         1,347,534   (1,347,534)
Amortization of
deferred
compensation.....                                                                        133,690                     133,690
Net loss.........                                                                                     (146,467)     (146,467)
                   -------  -------  --------  ------   --------- ------ ----------  -----------   -----------   -----------
Balance,
September 30,
1997.............    8,160  $     8       --   $  --    1,611,758 $1,612 $2,415,877  $(1,213,844)  $  (159,890)  $ 1,043,763
                   =======  =======  ========  ======   ========= ====== ==========  ===========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                             EVOLVING SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                   NINE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                         -------------------------------------  ------------------------
                            1994         1995         1996         1996         1997
                         -----------  -----------  -----------  -----------  -----------
                                                                (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss)......  $ 8,014,318  $ 6,126,011  $(1,257,341) $(1,395,249) $  (146,467)
Adjustments to
 reconcile net income
 (loss) to net cash
 provided by operating
 activities:
 Provision for
  uncollectible
  contract
  receivables..........          --           --       577,000      284,361      412,500
 Amortization of
  deferred
  compensation.........          --           --           --           --       133,690
 Depreciation and
  amortization.........    1,056,966    2,447,762    3,527,436    2,588,155    2,886,289
 (Gain) loss on
  disposal of property
  and equipment........         (692)      27,810      121,166       11,168      161,504
 Non-cash interest
  expense..............          --           --       668,222      523,189          --
 Provision for
  deferred income
  taxes................          --           --        81,349       (8,438)    (947,956)
Change in operating
 assets and
 liabilities:
 Contract receivables..     (813,853)  (3,189,157)  (3,832,181)  (1,470,396)  (3,380,474)
 Unbilled work-in-
  progress.............     (411,822)  (1,046,855)     770,027   (1,013,175)     (24,999)
 Prepaid and other
  assets...............     (232,172)     (81,951)    (235,609)    (365,653)    (352,112)
 Accounts payable......      667,500     (366,953)     481,091      797,758      497,769
 Accrued liabilities...      904,124      183,699      398,874     (284,584)    (581,787)
 Unearned revenue and
  customer deposits....    1,324,439   (2,277,379)     170,544     (162,956)   5,574,048
                         -----------  -----------  -----------  -----------  -----------
   Net cash provided by
    (used in) operating
    activities.........   10,508,808    1,822,987    1,470,578     (495,820)   4,232,005
                         -----------  -----------  -----------  -----------  -----------
INVESTING ACTIVITIES:
Purchases of property
 and equipment.........   (4,618,589)  (2,026,253)  (3,106,525)  (2,857,117)  (2,148,487)
Proceeds from sale of
 property and
 equipment.............        4,644       12,453      936,858        7,389       43,146
Change in certificates
 of deposit............       (3,062)      (2,976)      52,860       52,860       25,688
Change in stockholder
 notes receivable......     (132,982)      79,026          --           --           --
                         -----------  -----------  -----------  -----------  -----------
   Net cash used in
    investing
    activities.........   (4,749,989)  (1,937,750)  (2,116,807)  (2,796,868)  (2,079,653)
                         -----------  -----------  -----------  -----------  -----------
FINANCING ACTIVITIES:
Proceeds from long-term
 obligations...........    2,304,713    1,071,624   10,811,904   10,811,904          --
Repayments of long-term
 obligations...........     (822,998)  (2,062,052)  (7,686,322)  (3,610,390)  (2,263,200)
Distributions to
 stockholders..........   (3,018,261)  (5,811,810)    (573,998)    (573,998)         --
Proceeds from exercise
 of options............          --           --         4,671        4,671       60,787
Warrants issued........          --           --         4,853        4,853          --
Repurchase of common
 stock.................          --           --           (43)         (43)         --
                         -----------  -----------  -----------  -----------  -----------
   Net cash provided by
    (used in) financing
    activities.........   (1,536,546)  (6,802,238)   2,561,065    6,636,997   (2,202,413)
                         -----------  -----------  -----------  -----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents...........    4,222,273   (6,917,001)   1,914,836    3,344,309      (50,061)
Cash and cash
 equivalents at
 beginning of period...    3,964,008    8,186,281    1,269,280    1,269,280    3,184,116
                         -----------  -----------  -----------  -----------  -----------
Cash and cash
 equivalents at end of
 period................  $ 8,186,281  $ 1,269,280  $ 3,184,116  $ 4,613,589  $ 3,134,055
                         ===========  ===========  ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURE
 OF OTHER CASH AND NON-
 CASH INVESTING AND
 FINANCING TRANSACTIONS
 Interest paid.........  $   190,235  $   762,342  $   805,707  $   661,954  $   812,231
 Income taxes paid.....                            $    65,471  $    65,471  $   289,867
 Assets acquired under
  capital lease........  $ 1,194,581  $ 4,439,482  $ 1,946,597  $ 1,809,507  $   652,845
 Distribution to
  stockholders in form
  of notes payable.....                            $ 6,683,625  $ 6,683,625
 Constructive dividend
  to stockholders and
  related contribution
  to capital...........                            $   670,862  $   670,862
 Accrued interest
  payable converted
  into note payable....                            $   341,635  $   341,635
 Accrued interest
  payable contributed
  to equity............                            $   326,587  $   326,587
 Collection of
  stockholder note
  receivable through
  reduction of
  stockholder note
  payable..............                            $    58,374  $    58,374
 Warrants issued as
  consideration for
  accrued interest
  payable converted to
  stockholder notes
  payable..............                            $     1,218  $     1,218

   The accompanying notes are an integral part of these financial statements.

                            EVOLVING SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

  Evolving Systems, Inc. ("Evolving Systems" or the "Company") provides Operational Support Systems ("OSS") software solutions to telecommunications companies. The Company's software products and professional services are designed to address the increasingly complex operational support system requirements of telecommunications companies in areas such as customer care, service provisioning, network management and billing. Evolving Systems combines pre-sales consulting with standard product software and post-sales systems integration to create solutions to its customers' specific requirements. This provides customers with a tailored solution, together with the time-to-market advantages of software products.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Significant estimates have been made by management with respect to the collectibility of accounts receivable and the estimates to complete long-term contracts. Actual results could differ from these estimates.

REVENUE RECOGNITION

  The Company recognizes revenue in accordance with the provisions of Statement of Position 91-1, "Software Revenue Recognition". The Company derives revenue from license fees and services under the terms of both fixed price and time and materials contracts. License fees and related services revenue during 1996 consisted of fees from non-LNP software products. Subsequent to 1996, license fees and related services revenue consists of revenue from contracts involving the Company's LNP software products and related services. Other services revenue consists of custom programming, systems integration of third-party products, maintenance and training.

  License fees and related services revenue is generated from fixed-price contracts that provide for both licenses and services and is generally recognized using the percentage-of-completion method of accounting. The percentage-of-completion for each contract is determined based on the ratio of direct labor hours incurred to total estimated direct labor hours. Amounts billed in advance of services being performed are recorded as unearned revenue. Unbilled work in progress represents revenue earned but not yet billable under the terms of the fixed price contracts and all such amounts are expected to be billed and collected during the succeeding 12 months.

  Services revenue provided under fixed price contracts is generally recognized using the percentage-of-completion method of accounting described above. Revenue from other services provided pursuant to time-and-materials contracts is recognized as the services are performed.

  Maintenance revenue is recorded as deferred revenue and is recognized ratably over the service period, which is generally 12 months. Revenue from training services is recognized as the training services are performed. When maintenance or training services are bundled with the original license fee arrangement, their fair value is deferred and recognized during the period such services are provided.

                            EVOLVING SYSTEMS, INC.

  The Company may encounter cost overruns on fixed-price contracts caused by increased material, labor, or overhead costs. Adjustments to cost estimates are made in the periods in which the facts requiring such revisions become known. Estimated losses, if any, are recorded in the period in which current estimates of total contract revenue and contract cost indicate a loss. The Company does not anticipate a change in the timing of revenue recognition upon adoption of Statement of Position 97-2, "Software Revenue Recognition".

SOFTWARE RESEARCH AND DEVELOPMENT COSTS

  Expenditures for software research and development are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility of the product is established after which time such costs are capitalized until general availability of the product. The period between achieving technological feasibility and the general availability of such software has historically been short. Consequently, costs otherwise capitalizable after technological feasibility is achieved are expensed because they are insignificant.

CASH AND CASH EQUIVALENTS

  All highly liquid investments and investments with a maturity of three months or less when purchased are considered to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value.

CONCENTRATION OF CREDIT RISK

  Financial instruments which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company has cash investment policies that limit investments to repurchase agreements and certificates of deposit. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral from its customers. During the years ended December 31, 1994, 1995, and 1996 and the nine-month period ended September 30, 1997, the Company recognized approximately 70%, 78%, 73%, and 89% of total revenue from two, two, five, and six customers, respectively all in the telecommunications industry. As of December 31, 1995, 1996, and September 30, 1997, these customers accounted for 65%, 75%, and 87% of contract receivables, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  For certain of the Company's financial instruments, including cash and cash equivalents, certificates of deposit, contract receivables, accounts payable and accrued expenses, management believes that the carrying amounts approximate fair value due to their short maturities. Additionally, based upon the borrowing rates currently available to the Company for debt agreements with similar terms and average maturities, management believes the carrying amount of the notes payable to the bank approximates fair market value. For the notes payable to stockholders and the senior subordinated promissory notes, the Company estimated the fair value below using rates offered for similar instruments with similar maturities.

                                            DECEMBER 31, 1996 SEPTEMBER 30, 1997
                                            ----------------- ------------------
   Carrying amount.........................    $11,962,058       $11,934,493
   Estimated fair value....................    $11,424,840       $11,438,517

                            EVOLVING SYSTEMS, INC.

PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost and are depreciated over their estimated useful lives, generally four to seven years or the lease term if shorter, using the straight-line method.

STOCK-BASED COMPENSATION

  SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995. This accounting standard permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB No. 25") to account for stock-based compensation arrangements. Companies that elect to use the method provided in APB No. 25 are required to disclose the pro forma net income and earnings per share that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB No. 25, and accordingly, it has included the pro forma disclosures required under SFAS No. 123 in Note 4.

INCOME TAXES

  Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheets, as well as operating loss and tax credit carryforwards. Deferred tax assets may be reduced by a valuation allowance if based on the weight of available evidence it is more likely than not that these benefits will not be realized.

EARNINGS PER COMMON SHARE

 Pro Forma Net Loss per Common Share

  The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of convertible preferred stock into common stock concurrent with the closing of the Company's anticipated initial public offering. Accordingly, historical net income (loss) per common share is not considered meaningful and has not been presented herein.

  Pro forma net income (loss) per share is computed based on the weighted average number of common shares outstanding and gives effect to certain adjustments described below. Common equivalent shares are not included in the per share calculation where the effect of their inclusion would be antidilutive, except that, in conformity with Securities and Exchange Commission ("SEC") requirements, common and common equivalent shares issued during the twelve-month period prior to the filing of the registration statement related to the Company's proposed initial public offering have been included in the calculation as if they were outstanding for all periods, using the treasury stock method and the assumed initial public offering price. Additionally, all outstanding shares of convertible preferred stock are assumed to have been converted to common stock at the time of their issuance.

 Supplemental Pro Forma Net Income (Loss) Per Common Share

  Supplemental pro forma net income (loss) per common share is based on the weighted average number of shares of common stock and common stock equivalents used in the calculation of pro forma net loss per common share plus the number of shares that would be required to be sold, on a net proceeds basis, to repay borrowings outstanding and related accrued interest on the Company's notes

                            EVOLVING SYSTEMS, INC.

payable ($12,420,250) as contemplated in connection with the Company's initial public offering ("IPO"). For purposes of this calculation, net loss has been adjusted by approximately $493,000 and $603,000, for the nine-month period ended September 30, 1997 and for the year ended December 31, 1996, respectively, to reflect elimination of interest expense on such notes payable, net of taxes.

 SFAS No. 128, "Earnings per Share"

  The FASB issued SFAS No. 128 in February of 1997. The Company will be required to apply this statement in its financial statements for fiscal 1998. This pronouncement establishes new standards for computing and presenting earnings per share ("EPS") on a basis that is more comparable to international standards and provides for the presentation of basic and diluted EPS, replacing the currently required primary and fully-diluted EPS. Basic EPS will be computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS will be computed in a manner similar to the current method for calculating fully-diluted EPS. Prior period EPS will be restated to conform with the new statement. Because the Company was in a net loss position for the year ended December 31, 1996 and the nine months ended September 30, 1997, there was no difference between the SFAS No. 128 EPS as compared to the pro forma and supplemental pro forma EPS reflected in the Statements of Operations.

UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

  The Board of Directors has authorized management of the Company to file a registration statement with the SEC permitting the Company to sell shares of its common stock to the public. If the Company's IPO is consummated under the terms presently anticipated, all of the convertible preferred stock outstanding will automatically convert into 6,120,000 shares of common stock. Unaudited pro forma stockholders' equity as of September 30, 1997, as set forth on the accompanying balance sheets, is adjusted for the anticipated conversion of such preferred stock based on an assumed public offering price.

UNAUDITED INTERIM FINANCIAL STATEMENTS

  The accompanying interim financial statements for the nine-months ended September 30, 1996 are unaudited. In the opinion of the Company, the unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of the Company's operations and its cash flows for the nine months ended September 30, 1996.

RECLASSIFICATIONS

  Certain amounts in the 1994, 1995 and 1996 financial statements have been reclassified to conform to the 1997 presentation.

                            EVOLVING SYSTEMS, INC.

2. BALANCE SHEET COMPONENTS

  Certain balance sheet components are as follows:

                                             DECEMBER 31,
                                        ------------------------  SEPTEMBER 30,
                                           1995         1996          1997
                                        -----------  -----------  -------------
   PROPERTY AND EQUIPMENT:
     Computer equipment and purchased
      software......................... $11,696,945  $13,650,128  $ 16,095,661
     Furniture, fixtures and leasehold
      improvements.....................   2,098,049    3,825,438     3,767,321
                                        -----------  -----------  ------------
                                         13,794,994   17,475,566    19,862,982
     Less accumulated depreciation.....  (4,422,138)  (7,635,048)  (10,312,072)
                                        -----------  -----------  ------------
                                        $ 9,372,856  $ 9,840,518  $  9,550,910
                                        ===========  ===========  ============

  Included in property and equipment at December 31, 1995, 1996 and September 30, 1997 are assets under capital lease of $7,852,510, $9,799,108 and $9,636,919, respectively. Related accumulated depreciation is $1,043,159, $3,979,232 and $5,674,461, as of December 31, 1995, 1996 and September 30,
1997, respectively.

   ACCRUED LIABILITIES:
     Accrued compensation and related
      expenses................................ $  439,894 $  581,427 $  747,264
     Benefit plan contributions payable (Note
      6)......................................  1,348,371  1,020,712    198,655
     Sublessee deposits.......................        --     585,000    173,677
     Other....................................        --         --     485,756
                                               ---------- ---------- ----------
                                               $1,788,265 $2,187,139 $1,605,352
                                               ========== ========== ==========

3. LONG-TERM OBLIGATIONS, INCLUDING RELATED PARTY OBLIGATIONS AND COMMITMENTS

  Long-term obligations, including capitalized lease obligations, consist of the following:

                                            DECEMBER 31,
                                       ------------------------  SEPTEMBER 30,
                                          1995         1996          1997
                                       -----------  -----------  -------------
   Notes payable to a bank under term
    debt facility..................... $   708,333  $   916,667   $   666,666
   Note payable to bank, variable
    interest at the financial
    institution's prime rate plus 1.5%
    (10% at December 31, 1996)........     153,630       64,643           --
   Notes payable to stockholders......         --     5,120,423     5,092,859
   Senior subordinated promissory
    notes payable to stockholders.....         --     6,841,635     6,841,635
   Capital lease obligations..........   5,196,617    5,153,059     3,884,911
                                       -----------  -----------   -----------
     Total............................   6,058,580   18,096,427    16,486,071
   Less current portion...............  (2,685,432)  (2,794,359)   (2,548,003)
                                       -----------  -----------   -----------
   Long-term portion.................. $ 3,373,148  $15,302,068   $13,938,068
                                       ===========  ===========   ===========

                            EVOLVING SYSTEMS, INC.

 Line of Credit and Notes Payable to Bank

  Under a borrowing arrangement with a bank, the Company has a revolving line of credit with $7,000,000 of maximum available credit at September 30, 1997 (limited to 80% of the balance of certain qualifying assets) which bears interest at prime plus .75%, unless the Company has been profitable for two quarters, at which time the interest rate will be prime plus .25%. The arrangement is collateralized by substantially all assets of the Company. There were no borrowings outstanding under the line of credit at December 31, 1996 and September 30, 1997. Letters of credit under the agreement totaling $746,323 and $664,216 were outstanding at December 31, 1996 and September 30, 1997, respectively. In December 1997, the maximum available credit under the line of credit increased to $10,000,000.

  The Company also has a term debt facility under the borrowing arrangement. Under the term debt facility, which expires September 16, 1998, the Company can draw up to a maximum of $1,500,000, subject to certain terms and conditions. Each borrowing under the term debt facility is repayable in 36 monthly installments. The term debt facility bears interest at a rate equal to prime plus 1.25%, unless the Company has been profitable for two quarters, at which time the interest rate will be prime plus .75%. The term debt facility is collateralized by accounts receivable and property and equipment.

  Under the borrowing arrangement, the Company is limited in its ability to pay dividends, make investments, incur other indebtedness, or enter into a business merger. Additionally, the Company must maintain certain financial covenants, in addition to other restrictive covenants, with which it is in compliance as of September 30, 1997.

 Notes Payable to Stockholders

  On January 2, 1996, the Company distributed substantially all previously undistributed earnings on which stockholders had been taxed in the form of stockholder notes payable (the Notes), aggregating $6,683,625. These Notes are unsecured and are due January 2, 2006, with interest payable annually on December 31 at 7.25% per annum, and contain prepayment penalties. The payment of principal under the Notes is subordinated to all financial institution debt arising from agreements currently in existence, as amended, and all other indebtedness of the Company to third party commercial lenders and banks. Interest payable as of September 30, 1996, in the amount of $326,587, was forgiven by the Note holders and has been accounted for as a capital contribution.

 Senior Subordinated Promissory Notes Payable to Stockholders

  In May 1996, the Company issued Senior Subordinated Promissory Notes to certain stockholders (the Promissory Notes) for a total of $6,500,000. The Promissory Notes are unsecured, and the principal is due in four equal annual payments beginning on June 1, 2000. Interest is payable semiannually on December 1 and June 1 at 9% per annum. The payment of principal under the Promissory Notes is subordinated to all financial institution debt arising from agreements currently in existence, as amended, and all other indebtedness of the Company to third party commercial lenders and banks, except the Notes Payable to Stockholders. The Promissory Notes limit the Company's ability to incur other indebtedness, pay dividends, make investments or sell its assets. In connection with the issuance of the Promissory Notes, warrants to purchase 727,998 of the Company's Non-Voting Common stock at $.80 per share were issued to the Promissory Noteholders. The warrants expire May 31, 2003.

                            EVOLVING SYSTEMS, INC.

  In September 1996, the Company and the Promissory Note holders entered into an agreement to defer all interest incurred to date and to be incurred through November 30, 1996, aggregating $341,635, by adding such amount to the principal of the Promissory Notes. The deferred interest is payable on or before December 1, 1998 and accrues interest at 12% per annum. In connection with the deferral of interest, the Company issued to the Promissory Note holders additional warrants to purchase 182,635 shares of the Company's Non-Voting Common stock at $.80 per share which expire May 31, 2003.

  Costs associated with the origination of the Promissory Note aggregating $337,690 ($273,368 remaining at September 30, 1997), included within other assets, are being amortized over the life of the Promissory Notes.

  Scheduled maturities of debt obligations for the periods ending December 31 are as follows:

                               NOTES    SHAREHOLDER NOTES CAPITAL LEASE
                              PAYABLE        PAYABLE       OBLIGATIONS     TOTAL
                             ---------  ----------------- ------------- -----------
   1997....................  $  83,333     $       --      $   788,757  $   872,090
   1998....................    333,333             --        2,019,170    2,352,503
   1999....................    250,000             --          842,065    1,092,065
   2000....................        --        3,420,817         492,525    3,913,342
   2001....................        --        3,420,818         115,818    3,536,636
   Thereafter..............        --        5,092,859             --     5,092,859
                             ---------     -----------     -----------  -----------
                               666,666      11,934,494       4,258,335   16,859,495
   Less amounts
    representing interest..        --              --         (373,424)    (373,424)
                             ---------     -----------     -----------  -----------
                               666,666      11,934,494       3,884,911   16,486,071
   Less current maturities.   (333,333)            --       (2,214,670)  (2,548,003)
                             ---------     -----------     -----------  -----------
                             $ 333,333     $11,934,494     $ 1,670,241  $13,938,068
                             =========     ===========     ===========  ===========

 Operating Lease Commitments

  The Company leases its office and operating facilities and various equipment under non-cancelable operating leases. Rent expense was $1,315,704, $2,789,032, $4,156,863, and $2,748,306 for the years ended December 31, 1994,
1995 and 1996, and the nine-months ended September 30, 1997, respectively. Rent expense for the year ended December 31, 1996 and the nine-months ended September 30, 1997 is net of $341,862 and $994,960, respectively in sublease rental income. As of December 31, 1996 and September 30, 1997 certificates of deposit totalling $155,181 and $129,493, respectively, are pledged as collateral on an office space lease.

  During 1996, the Company entered into a lease obligation on a new corporate campus of approximately 120,281 square feet located in Englewood, Colorado. The Company has subleased a portion of this campus. In connection with its obligations under certain of its office facility leases, the Company has letters of credit totaling $746,323 and $664,216 outstanding at December 31, 1996 and September 30, 1997, respectively.

                            EVOLVING SYSTEMS, INC.

  Future minimum non-cancelable commitments under these leases as of September 30, 1997, are as follows:

   1997............................................................. $ 1,028,566
   1998.............................................................   3,479,933
   1999.............................................................   2,536,276
   2000.............................................................   2,272,003
   2001.............................................................   1,290,936
   Thereafter.......................................................  12,801,782
                                                                     -----------
                                                                      23,409,496
   Less: sublease income............................................     228,232
                                                                     -----------
                                                                     $23,181,264
                                                                     ===========

4. RECAPITALIZATION, CAPITAL STOCK AND STOCK OPTIONS

 Recapitalization

  Effective January 1996, Evolving Systems, Inc. ("Old ESI") merged into ESI Merger Corporation (the "Merger"), a Delaware corporation, which previously had no operations. Simultaneously, ESI Merger Corporation changed its name to Evolving Systems, Inc. Pursuant to the Merger agreement, each share of the Old ESI common stock outstanding as of January 10, 1996 was converted into .8 shares of the Company's Series A Preferred Stock and 100 shares of the Company's non-voting common stock. As part of the recapitalization, the Company became a taxable entity and as of that date had $670,862 of earnings which had not been distributed to its shareholders. Consequently, for financial statement purposes, these undistributed earnings have been reclassified to additional paid-in capital under the assumption of a constructive dividend to the shareholders followed by a contribution to the Company's capital (see Note 5).

 Series A Preferred Stock

  Each share of Series A Preferred Stock is convertible at the option of the holder into 750 shares of non-voting common stock, subject to antidilution provisions, has voting rights on an as-converted to voting common stock basis and has preference in liquidation equal to $6,250 (aggregate liquidation preference as of September 30, 1997 is equal to $51 million). If the Company enters into a transaction whereby it sells substantially all of its assets or agrees to merge into or with another entity, a liquidation is considered to have occurred. Additionally, if the Company completes an Initial Public Offering (IPO) of its common stock in which the price is at least $5 per share and gross proceeds exceed $10,000,000, the Series A preferred shares shall automatically convert into shares of common stock.

 Common Stock

  Each share of non-voting common stock outstanding shall automatically convert into one share of voting common stock immediately prior to the closing of an IPO.

 Stock Options

  On January 19, 1996, the Company's board of directors approved a stock option plan. Under the stock option plan, 2,150,000 shares of the Company's non-voting common stock are reserved for issuance, of which 1,323,053 and 291,520 shares are available for grant as of December 31, 1996 and September 30, 1997. The Company has also reserved 910,633 shares of non-voting common stock

                            EVOLVING SYSTEMS, INC.

for the issuance of warrants. Options issued under the stock option plan shall be at the discretion of the Board of Directors, including the provisions of each stock option granted, which need not be identical. Options generally vest over four years and expire no more than ten years from the date of grant. Certain options will automatically vest upon the effectiveness of the IPO. Subsequent to September 30, 1997 the Board of Directors approved the repricing of all options granted with an exercise price of $12.60 to $9.50.

  Generally, stock options are granted with an exercise price not less than the fair value of non-voting common stock as determined by the Board of Directors at the date of grant, and accordingly no compensation cost was recognized during 1994, 1995 or 1996. During the nine months ended September 30, 1997, the Company recorded $1,347,534 as deferred compensation, representing the excess of the estimated fair value of the Company's common stock as determined by the Board of Directors over the exercise price of options granted. Such deferred compensation cost is being amortized over the vesting period of the options. Of the total amount, $133,690 was recognized as expense during the nine months ended September 30, 1997.

  Based on calculations using the minimum value option-pricing model, the weighted average grant date fair value of options and warrants was $0 and $1.66 in 1996 and the nine months ended September 30, 1997, respectively. The fair value has been estimated using the minimum value option-pricing model with the following assumptions used for grants in 1996 and the nine months ended September 30, 1997, respectively: no dividend yield for both periods; an expected life of 3 years for both periods; no volatility; and a weighted average risk free interest rate of 6.5% for both periods.

  The pro forma impact on the Company's net income (loss) and net income
(loss) per share had compensation cost been recorded at the date of grant based on the minimum value method prescribed by SFAS No. 123 is shown below:

                                                              NINE MONTHS ENDED
                                                              SEPTEMBER 30, 1997
                                                              ------------------
   Net income (loss):
     As reported.............................................      (146,467)
     SFAS No. 123 Pro forma..................................      (216,467)
   Pro forma net loss per share:
     As reported.............................................          (.02)
     SFAS No. 123 Pro forma..................................          (.03)
   Supplemental pro forma net income per share:
     As reported.............................................           .04
     SFAS No. 123 Pro forma..................................           .03

  The status of total stock options and warrants outstanding and exercisable under the Plan as of September 30, 1997 follows:

                                                                                         STOCK OPTIONS AND
                                     STOCK OPTIONS AND WARRANTS OUTSTANDING             WARRANTS EXERCISABLE
                            --------------------------------------------------------- ------------------------
                                                      WEIGHTED AVERAGE
                                                         REMAINING        WEIGHTED                 WEIGHTED
                               RANGE OF      NUMBER     CONTRACTUAL       AVERAGE      NUMBER      AVERAGE
                            EXERCISE PRICES OF SHARES   LIFE (YEARS)   EXERCISE PRICE OF SHARES EXERCISE PRICE
                            --------------- --------- ---------------- -------------- --------- --------------
   Options.................     $ 0.80      1,000,469       9.17           $ 0.80      147,499      $ 0.80
                                $12.60        775,011       9.98           $12.60          --       $12.60
                                            ---------       ----           ------      -------      ------
                                            1,775,480       9.52           $ 5.95      147,499      $ 0.80
                                            =========       ====           ======      =======      ======
   Warrants................     $ 0.80        910,633       5.73           $ 0.80      910,633      $ 0.80
                                            =========       ====           ======      =======      ======

                            EVOLVING SYSTEMS, INC.

  The following is a summary of stock option activity:

                                                   WEIGHTED             WEIGHTED
                                NUMBER OF SHARES   AVERAGE  OPTIONS AND AVERAGE
                               ------------------- EXERCISE  WARRANTS   EXERCISE
                                OPTIONS   WARRANTS  PRICE   EXERCISABLE  PRICE
                               ---------  -------- -------- ----------- --------
   Options and warrants
    outstanding, January 1,
    1996.....................        --        --   $ --           --    $
     Options and warrants
      granted................    897,226   910,633   0.80
     Less options forfeited..    (70,279)      --    0.80
     Less options exercised..     (2,015)      --    0.80
                               ---------  --------
   Options and warrants
    outstanding, December 31,
    1996.....................    824,932   910,633   0.80    1,016,482    0.80
     Options granted.........  1,307,219       --    7.80
     Less options forfeited..   (280,699)      --    0.80
     Less options exercised..    (75,972)      --    0.80
                               ---------  --------
   Options and warrants
    outstanding, September
    30, 1997.................  1,775,480   910,633   4.20    1,058,132    0.80
                               =========  ========

  Included in total options and warrants exercisable at December 31, 1996 and September 30, 1997 are 910,633 warrants issued in connection with debt financings (see Note 3).

5. INCOME TAXES

  Prior to January 6, 1996, the Company elected to be taxed under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the shareholders were responsible for payment of taxes on income earned by the Company and the Company distributed to shareholders annually an amount equal to the estimated tax liability arising from operations. On January 6, 1996, the Company revoked its election to be taxed under Subchapter S of the Code and elected to be taxed under Subchapter C of the Code. In connection with the change in status, the Company recorded a deferred tax liability and tax expense of $379,235. For comparative purposes, a pro forma tax provision (benefit) has been calculated and presented in the statements of operations as if the Company had been a taxable entity since its inception.

  The provision for (benefit from) income taxes consists of the following:

                                                   YEAR ENDED  NINE MONTHS ENDED
                                                  DECEMBER 31,   SEPTEMBER 30,
                                                      1996           1997
                                                  ------------ -----------------
   Current:
     Federal.....................................   $   --         $     --
     State.......................................       --               --
   Deferred:
     Federal.....................................    74,152         (917,171)
     State.......................................     7,197          (30,785)
                                                    -------        ---------
       Total.....................................   $81,349        $(947,956)
                                                    =======        =========

                            EVOLVING SYSTEMS, INC.

  Components of the Company's deferred tax assets and liabilities are as follows:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
   Deferred tax assets:
     Deferred revenue................................  $     --      $ 129,179
     Research and development credit carryforwards...        --        600,000
     Allowance for doubtful accounts.................        --        178,000
     Net operating loss carryforwards................    328,028       362,443
     Reserves against contract receivables...........    111,324           --
     Other...........................................     15,698        67,573
                                                       ---------     ---------
       Total deferred tax assets.....................    455,050     1,337,195
                                                       ---------     ---------
   Deferred tax liabilities:
     Accumulated depreciation........................   (532,810)     (470,588)
     Miscellaneous accruals and reserves.............     (3,589)          --
                                                       ---------     ---------
   Total deferred tax liabilities....................   (536,399)     (470,588)
                                                       ---------     ---------
   Net deferred tax asset (liability)................  $ (81,349)    $ 866,607
                                                       =========     =========

  The provision for (benefit from) income taxes are different from the amounts computed by applying the federal statutory rate to income before income taxes. The amounts are reconciled as follows:

                                                 YEAR ENDED  NINE MONTHS ENDED
                                                DECEMBER 31,   SEPTEMBER 30,
                                                    1996           1997
                                                ------------ -----------------
   Federal income taxes (benefit) at statutory
    rate.......................................  $(395,458)      $(372,104)
   State income tax, net of federal benefit....    (26,036)        (30,785)
   Effect of conversion to C Corporation.......    379,235             --
   Cancellation of indebtedness................    109,914             --
   Research and development tax credits........        --         (600,000)
   Amortization of deferred compensation.......                     45,455
   Other.......................................     13,694           9,478
                                                 ---------       ---------
   Provision for (benefit from) income taxes...  $  81,349       $(947,956)
                                                 =========       =========

  As of September 30, 1997 the Company has net operating loss carryforwards for federal income tax purposes of approximately $970,000, which will begin to expire in 2011. Additionally, the Company has research and development tax credit carryforwards for federal income tax purposes of $600,000, which will begin to expire in 2011.

6. BENEFIT PLANS

  The Company has established a 401(k) Plan which is available to all employees 21 years of age or older with one year of service to the Company. Employees may contribute up to 15% of gross compensation not to exceed the maximum statutory contribution amount. The Company may make discretionary matching contributions. All employee contributions are fully vested immediately and employer contributions vest 100% after completion of three years of service. During 1994, 1995 and 1996, and the nine-months ended September 30, 1997, the Company contributed $461,058, $586,257, $0 and $748,194, respectively, under the 401(k) Plan.

                            EVOLVING SYSTEMS, INC.

  The Company also had a defined contribution retirement plan, which was available to all employees 21 years of age or older with one year of service to the Company. Company contributions to the defined contribution retirement plan were made annually at 7.4% of the eligible employees' salary and vest after completion of three years of service. During 1994, 1995 and 1996, the Company contributed $567,164, $703,983, and $965,198, respectively, under the defined contribution retirement plan. Effective December 31, 1996 the accrual of benefits under the retirement plan ceased and the retirement plan was merged into the 401(k) Plan.

7. SUBSEQUENT EVENTS

  In connection with its proposed initial public offering, a one-for-two reverse stock split of the Company's stock has been approved and is to be consummated prior to such offering. All common stock share and per share information and all preferred stock conversion rates presented in these financial statements have been restated for all periods presented to reflect the reverse stock split.

  Effective upon completion of this offering, the Company's authorized capital stock shall consist of 25,000,000 shares of Common Stock, $.001 par value per share, and 2,000,000 shares of Preferred Stock, $.001 par value per share.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Hambrecht & Quist LLC and UBS Securities LLC are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the following respective numbers of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
   UNDERWRITER                                                      COMMON STOCK
   -----------                                                      ------------
   Goldman, Sachs & Co.............................................
   Hambrecht & Quist LLC...........................................
   UBS Securities LLC..............................................
                                                                     ---------
     Total.........................................................  4,000,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $   per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $   per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, this offering price and other selling terms may from time to time be varied by the representatives.

  The Company and the Selling Stockholders have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 600,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,000,000 shares of Common Stock offered.

  The Company and its officers, directors and certain stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not, subject to certain exceptions, offer, sell, contract to sell, grant an option to sell, transfer or otherwise dispose of any securities of the Company without the prior written consent of the representatives of the Underwriters.

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

  Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated between the Company and the representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses.

  The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "EVOL".

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  In connection with this offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in this offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in this offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market or otherwise.

                               GLOSSARY OF TERMS

  "API"--Application Programming Interface. Application programs invoke APIs to request lower-level services that are performed by the platform software, computer, or operating system. An API incorporates a set of standard software interrupts, calls and data formats that application programs use to initiate contact with network services, communications programs, or other systems.

  "cellular"--Term used for Cellular Mobile Telephone System (or CMTS). A wireless telephone system based on a grid of cell sites. Each cell site serves a limited geographic area and contains transmitters, receivers and antennae. Each cell site is connected to centrally-located switching gear and control equipment. Each cellular telephone has a unique identification number which allows the central switch to track and coordinate all mobile phones in the service area, including the hand-offs from one cell site to another.

  "CDPD"--Cellular Digital Packet Data. A method of sending and receiving data over the existing analog cellular network. The data are structured in "packets" which are transmitted over cellular frequencies that are not being used in phone conversations, thereby avoiding the need to develop an overlay cellular network exclusively for data communications. Targeted at telemetry applications and highly mobile users, packets are sent and received via CDPD modems, which can be connected to cellular telephones, personal computers or specialized devices.

  "client"--Clients are devices and software which request information from other sources and provide the end user interface. Typically, the client is a PC or workstation attached to a local area network.

  "client/server"--A computer system architecture in which the "client" is a desktop computing device which is "served" by another networked computer. Computers are integrated over the network by an application, which provides a single system image. The server may be a mainframe, minicomputer, or workstation with attached storage devices.

  "database"--A collection of information organized in such a way that a computer program can quickly insert, retrieve and update application data.

  "digital"--A method of storing, processing and transmitting information by representing information with combinations of the binary digits 0 and 1.

  "HP/UX"--Brand name of Hewlett Packard's UNIX operating system product line.

  "ILECs"--Incumbent Local Exchange Carriers. ILECs are local exchange carriers who were formerly part of the Bell System. Through divestiture and recent consolidation, these companies now include Ameritech, Bell Atlantic, BellSouth, GTE, Southwestern Bell and U.S. West.

  "Java"--A high-level object-oriented programming language developed by Sun Microsystems, Inc. which facilitates the creation of platform-independent applications and software components. It was designed primarily for writing software for World Wide Web sites, although the use of Java is expanding for other commercial purposes.

  "LNP"--Local Number Portability. LNP, which enables customers to retain their local phone number when changing service providers, was mandated by the Telecommunications Act of 1996 and regulations promulgated thereunder in order to facilitate a level playing field for local telephone service competition. The implementation of LNP utilizes a new ten-digit telephone number, known as the Location Routing Number, or LRN. The LRN is used by the originating carrier to determine the identity and location of the terminating carrier's switch.

  "LSR"--Local Service Request. LSRs are 22-page forms which are used by competing carriers to place wholesale orders with ILECs. The competing carriers utilize the LSRs to place orders for unbundled facilities and services provided by ILECs, and support retail orders associated with new customers captured by the competing carriers. LSRs today are primarily processed in a costly manual fashion due to the relative lack of inter-carrier transactions. However, with the introduction of LNP, the volume of LSRs is expected to increase dramatically, creating the need to exchange LSRs by facsimile, e-mail, the Internet and through electronic document interchange
(EDI) interfaces.

  "NPACs"--Number Portability Administration Centers. These are the regional third-party clearinghouses established by state and federal regulators in order to oversee, mediate, track and resolve all customer LNP-related issues among U.S. carriers. In the U.S., there are seven NPACs, which are administered by Lockheed Martin IMS and Perot Systems.

  "OSS"--Operational Support Systems. OSS are the systems and procedures which directly support the daily operation of the telecommunications infrastructure. The average local exchange carrier has hundreds of OSS, which are typically categorized into ordering, provisioning, service assurance and billing.

  "PCS"--Personal Communication Services. PCS is a new, lower-powered, higher frequency technology that is competitive to cellular. Operating at frequencies between 1800 MHz and 2000 MHz, PCS provides certain cost advantages over cellular, offers digital communications and improved security.

  "RBOCs"--Regional Bell Operating Companies. The local exchange carriers formerly part of the Bell System. See ILECs.

  "server"--The server component of a client/server system. The server operates on the local area network and may be a mainframe, minicomputer, or workstation with attached storage devices.

  "switch"--A central facility capable of establishing, routing and releasing connections on a per call basis between two or more circuits, services or systems. Switches are used for both wireline and wireless communications networks.

  "UNIX"--A powerful multi-user, multi-tasking computer operating system widely adopted in the telecommunications industry. UNIX is available on a wide range of computers, from personal computers to minicomputers to mainframes.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   18
Dividend Policy and S Corporation Status..................................   18
Dilution..................................................................   19
Capitalization............................................................   20
Selected Financial Data...................................................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   32
Management................................................................   44
Certain Transactions......................................................   52
Principal and Selling Stockholders........................................   54
Description of Capital Stock..............................................   56
Shares Eligible for Future Sale...........................................   58
Legal Matters.............................................................   59
Experts...................................................................   59
Change in Accountants.....................................................   59
Additional Information....................................................   60
Index to Consolidated Financial Statements................................  F-1
Underwriting..............................................................  U-1
Glossary of Terms.........................................................  G-1

                               ----------------

  THROUGH AND INCLUDING    , 1998 (THE 25TH DAY AFTER THE DATE OF THIS PRO-
SPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPEC-TUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               4,000,000 SHARES

                            EVOLVING SYSTEMS, INC.

                                 COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                               ----------------

                 [LOGO OF EVOLVING SYSTEMS, INC. APPEARS HERE]

                               ----------------

                             GOLDMAN, SACHS & CO.

                               HAMBRECHT & QUIST

                                UBS SECURITIES

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth all expenses payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

      Registration fee................................................ $ 16,284
      NASD filing fee.................................................    6,020
      Nasdaq Stock Market Listing Application fee.....................   44,578
      Blue sky qualification fees and expenses........................    7,500
      Printing and engraving expenses.................................  150,000
      Legal fees and expenses.........................................  250,000
      Accounting fees and expenses....................................  270,000
      Transfer agent and registrar fees...............................    7,500
      Custodian fees..................................................    2,500
      Miscellaneous...................................................  120,618
                                                                       --------
          Total....................................................... $875,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

  The Registrant's Restated Certificate of Incorporation and Amended and Restated By-laws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the General Corporation Law of Delaware and
(ii) require the Registrant to indemnify its directors and executive officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to
Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws. See "Management--Limitation of Liability and Indemnification of Officers and Directors" and "Certain Transactions".

  The Registrant plans to enter into indemnification agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. See "Certain Transactions".

  The Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since January 1, 1995, the Registrant has issued and/or sold the following unregistered securities:

  (1) On January 2, 1996, the Registrant issued an aggregate principal amount of $5,092,859 of promissory notes to its stockholders in connection with the stockholders' deferred receipt of their 1995 S Corporation distributions.

  (2) On January 10, 1996, in connection with the Registrant's reincorporation from Colorado to Delaware, the Registrant issued an aggregate of 510,000 shares of its Non-voting Common Stock and an aggregate of 8,160 shares of its Series A Preferred Stock in exchange for cancellation of the issued and outstanding shares of capital stock of its Colorado predecessor.

  (3) From January 19, 1996 to January 2, 1998, options granted to employees, directors and consultants of the Registrant to purchase an aggregate of 85,051 shares of the Registrant's Non-voting Common Stock under its Stock Option Plan at a weighted average exercise price of $.80 per share have been exercised.

  (4) On June 7, 1996, Thomas Konchan, a former employee of the Registrant, exercised a nonstatutory stock option to purchase 3,825 shares of the Registrant's Non-voting Common Stock at an exercise price of $.80 per share.

  (5) On May 31, 1996, the Registrant issued and sold an aggregate principal amount of $6,500,000 of its Senior Subordinated Promissory Notes, along with warrants to purchase an aggregate of 727,998 shares of its Non-voting Common Stock at an exercise price of $.80 per share, to five accredited investors. The aggregate purchase price of the warrants was $4,853.33. On September 30, 1996, in connection with amendment of the terms of the Senior Subordinated Promissory Notes, the Registrant issued and sold additional warrants to purchase an aggregate of 182,635 shares of its Non-voting Common Stock at an exercise price of $.80 per share to such investors at an aggregate purchase price of $1,217.58.

  The issuance of the promissory notes described in paragraph (1) above did not involve any public offering and therefore was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

  The issuance of the securities described in paragraph (2) above was exempt from registration under the Securities Act by virtue of Section 3(a)(9) thereof in that the securities were issued in an exchange transaction with the Registrant's existing stockholders solely for the purpose of changing the Registrant's domicile within the United States.

  The stock option exercises described in paragraphs (3) and (4) above were exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were issued and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation.

  The issuance and sale of the securities described in paragraph (5) above were exempt from registration under the Securities Act by virtue of Section 4(2) thereof. The purchasers of the securities were either accredited investors, as defined in Section 2(15)(ii) of the Securities Act, or experienced venture capital investors. Each purchaser represented to the Registrant its intention to acquire the securities for investment and not for distribution, and appropriate restrictive legends are affixed to the certificates representing the securities. In addition, each purchaser received adequate information about the Registrant in connection with making its investment decision.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(A) EXHIBITS.

   EXHIBIT
    NUMBER  DESCRIPTION OF DOCUMENT
   -------  -----------------------
    1.1*    Form of Underwriting Agreement.
    3(i).1  Amended and Restated Certificate of Incorporation, as amended.
    3(i).2* Form of Certificate of Amendment to the Amended and Restated
            Certificate of Incorporation, as amended, to be filed prior to the closing of the offering to which this Registration Statement relates.
    3(i).3  Form of Restated Certificate of Incorporation to be effective upon the closing of the offering to which this Registration Statement relates.
    3(ii).1 Amended and Restated By-laws of the Registrant.
    3(ii).2 Form of Amended and Restated By-laws to be effective upon the closing of the offering to which this Registration Statement relates.
    4.1     Reference is made to Exhibits 3(i).1 through 3(ii).2.
    4.2*    Specimen stock certificate representing shares of Common Stock.
    5.1*    Opinion of Cooley Godward LLP.
   10.1     Form of Indemnification Agreement to be entered into by the
            Registrant and its directors and executive officers.
   10.2*    Amended and Restated Stock Option Plan.
   10.3     Employee Stock Purchase Plan to be effective upon the closing of this offering.
   10.4     Note and Warrant Purchase Agreement, between the Registrant and the parties named therein, dated as of May 31, 1996.
   10.5     Form of Senior Subordinated Promissory Note, as amended.
   10.6     Form of Warrant to Purchase Shares of Common Stock.
   10.7     Registration Rights Agreement, dated as of May 31, 1996.
   11.1     Statement regarding computation of earnings per share.
   16.1     Letter regarding change in certifying accountant.
   23.1     Consent of Price Waterhouse LLP, Independent Accountants.
   23.2     Consent of Deloitte & Touche LLP, Independent Auditors, and Report
            on Schedule.
   23.3     Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
   24.1     Power of Attorney. Reference is made to page II-5.
   27       Financial Data Schedule.

--------
  * To be filed by amendment.

(B) FINANCIAL STATEMENT SCHEDULES.

  Schedule II--Valuation and Qualifying Accounts and Reserves

  All other schedules are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 15 or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes:

    (1) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado on the 9th day of January, 1998.

                                 EVOLVING SYSTEMS, INC.

                                     /s/ J. RICHARD ABRAMSON
                                 By: __________________________________________
                                      J. Richard Abramson
                                      President, Chief Executive Officer and
                                      Director

                               POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints J. Richard Abramson and Anita T. Moseley as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any of all amendments to the Registration Statement of Form S-1 (including post-effective amendments or any abbreviated registration statement, and any amendments thereto, filed pursuant to Rule 462(b) increasing the amount of securities for which registration is being sought), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

 SIGNATURE                            TITLE                      DATE
 ---------                            -----                      ----
/s/ GEORGE A. HALLENBECK      Chairman of the Board of Directors   January 9, 1998
------------------------
George A. Hallenbeck

/s/ J. RICHARD ABRAMSON        President, Chief Executive Officer   January 9, 1998
------------------------       and Director
J. Richard Abramson            (Principal Executive Officer)

/s/ ROGER A. BARNES           Senior Vice President of Finance,    January 9, 1998
------------------------      Chief Financial Officer, Treasurer
Roger A. Barnes               and Assistant Secretary
                              (Principal Financial and Accounting
                              Officer)

/s/ DAVID J. MOLNY            Vice-President, Chief Technical      January 9, 1998
------------------------      Oficer and Director
David J. Molny

/s/ HARRY B. FAIR             Vice Chairman of the Board of        January 9, 1998
------------------------      Directors
Harry B. Fair

/s/ DONALD R. DIXON           Director                             January 9, 1998
------------------------
Donald R. Dixon

/s/ ROBERT J. LOARIE          Director                             January 9, 1998
------------------------
Robert J. Loarie

                                                                    SCHEDULE II

                            EVOLVING SYSTEMS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                  BALANCE AT   ADDITIONS            BALANCE AT
                                  BEGINNING    CHARGED TO   WRITE-     END
                                   OF PERIOD   OPERATIONS    OFFS    OF PERIOD
                                  ----------- ------------ -------- -----------
Allowance for Doubtful Accounts
Year Ended:
 December 31, 1994...............  $    --      $    --    $    --   $    --
                                   --------     --------   --------  --------
 December 31, 1995...............  $    --      $    --    $    --   $    --
                                   --------     --------   --------  --------
 December 31, 1996...............  $    --      $577,000   $279,000  $298,000
                                   --------     --------   --------  --------
Nine Months Ended:
 September 30, 1997..............  $298,000     $412,500   $234,500  $476,000
                                   --------     --------   --------  --------

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER  DESCRIPTION OF DOCUMENT
 -------  -----------------------
  1.1*    Form of Underwriting Agreement.
  3(i).1  Amended and Restated Certificate of Incorporation, as amended.
  3(i).2* Form of Certificate of Amendment to the Amended and Restated
          Certificate of Incorporation, as amended, to be filed prior to the closing of the offering to which this Registration Statement relates.
  3(i).3  Form of Restated Certificate of Incorporation to be effective upon the closing of the offering to which this Registration Statement relates.
  3(ii).1 Amended and Restated By-laws of the Registrant.
  3(ii).2 Form of Amended and Restated By-laws to be effective upon the closing of the offering to which this Registration Statement relates.
  4.1     Reference is made to Exhibits 3(i).1 through 3(ii).2.
  4.2*    Specimen stock certificate representing shares of Common Stock.
  5.1*    Opinion of Cooley Godward LLP.
 10.1     Form of Indemnification Agreement to be entered into by the
          Registrant and its directors and executive officers.
 10.2*    Amended and Restated Stock Option Plan.
 10.3     Employee Stock Purchase Plan to be effective upon the closing of this offering.
 10.4     Note and Warrant Purchase Agreement, between the Registrant and the parties named therein, dated as of May 31, 1996.
 10.5     Form of Senior Subordinated Promissory Note, as amended.
 10.6     Form of Warrant to Purchase Shares of Common Stock.
 10.7     Registration Rights Agreement, dated as of May 31, 1996.
 11.1     Statement regarding computation of earnings per share.
 16.1     Letter regarding change in certifying accountant.
 23.1     Consent of Price Waterhouse LLP, Independent Accountants.
 23.2     Consent of Deloitte & Touche LLP, Independent Auditors, and Report on
          Schedule.
 23.3     Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
 24.1     Power of Attorney. Reference is made to page II-5.
 27       Financial Data Schedule.

--------
  * To be filed by amendment.